5/25



05008457

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME K. Wah Construction Material

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3850 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dw

DAT : 5/31/05



K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司

(Incorporated in Hong Kong with limited liability)



ARIS
12-31-04

Annual Report 2004

Our Mission

We are a sizeable construction materials company continuously in search of excellence in all that we do. It is our mission to satisfy market demand and customer needs with high quality products and services. With vision, perseverance and teamwork, we strive to be a leader in the industry that we serve and to provide shareholders with the best return on their investment.

The Company

The predecessor of K. Wah Construction Materials Limited (the "Company") was first listed on the Hong Kong Stock Exchange in 1991 as International Pipe Limited, a leading company in the manufacture, sale and distribution of concrete pipes and other precast concrete products. Currently, the Company's numerous subsidiaries and associated companies supply various types of construction materials and products to both private and public sectors in Hong Kong and the Mainland. It is the most integrated construction materials company listed on the Hong Kong Stock Exchange and is also one of the major construction materials suppliers in Hong Kong.

The founder and Chairman of the Company, Dr. Lui Che Woo, MBE, JP, LLD, DSSc embarked on the business in construction materials in 1955 when the first K. Wah company was established. Dr. Lui foresaw that the demand for construction materials would increase dramatically to cope with the rapid growth of population and economy of Hong Kong. Such prescience was fully borne out by the expansive evolution of the Company in the past decades.

The Company was restructured and renamed as K. Wah Construction Materials Limited in May 1997 after the acquisition of substantial construction materials businesses in Hong Kong and the Mainland from its holding company, K. Wah International Holdings Limited. At that time its business portfolio included quarrying, ready-mixed concrete, cement, other concrete products and asphalt. More recently it has further expanded into the slag business and the manufacture of PHC piles to enhance the vertical integration of the construction materials operations.

Besides the solid business foundation in Hong Kong, the Company is also progressive in strategic business developments in the Mainland. Operations have been set up in Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing, Maanshan, Huzhou, Zhuhai, Huidong, Kunming and Shaoguan. To match the expansion it has undergone organizational restructuring to enhance operational and cost efficiency. A localisation policy has also been implemented as part of this exercise.



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Registered Office
29th Floor, K. Wah Centre
191 Java Road, North Point, Hong Kong

FORM OF PROXY for use at the 2005 annual general meeting or any adjournment thereof

I/We *(note 1)* ______________________________

of ______________________________

being the registered holder(s) of *(note 2)* ______________________________

shares of HK$0.10 each of K. Wah Construction Materials Limited (the "Company") hereby appoint *(note 3)* the Chairman of the meeting or ______________________________

of ______________________________

as my/our proxy to act for me/us at the 2005 annual general meeting of the Company to be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Thursday, 28th April 2005 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting and at such meeting (or at any adjournment thereof) to vote, on a poll, for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

Please indicate with a "√" in the spaces provided how you wish your vote(s) to be cast on a poll.

		For	Against
1.	To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2004.	☐	☐
2.	To declare a final dividend.	☐	☐
3.	To elect the following persons as directors:		
	a. Mr. Francis Lui Yiu Tung	☐	☐
	b. Dr. Charles Cheung Wai Bun	☐	☐
	c. Dr. William Yip Shue Lam	☐	☐
	And to fix the fees at HK$80,000 for each director and additional HK$80,000 for each audit committee member for the year ended 31st December 2004.	☐	☐
4.	To re-appoint auditors and authorise the directors to fix their remuneration.	☐	☐
5.	To pass Ordinary Resolutions for the followings:		
	5.1 Giving a general mandate to the directors to purchase shares of the Company;	☐	☐
	5.2 Giving a general mandate to the directors to allot, issue and deal with additional shares of the Company;	☐	☐
	5.3 Extending the general mandate as approved under 5.2.	☐	☐

Shareholder's Signature: ______________________ Date: ______________________

Notes:

1. Full name(s) and address to be inserted in BLOCK CAPITAL.
2. Please insert the number of shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. A member may appoint a proxy of his choice who need not be a member of the Company but must attend the meeting in person to represent him. If such an appointment is made, delete the words "the Chairman of the meeting or" and insert the name and address of the appointed proxy in the space provided.
4. In the case of joint holders, this form of proxy must be signed by the member whose name stands first on the register of members.
5. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, either under its Common Seal or under the hand of an officer or attorney duly authorised.
6. If this form is returned duly signed but without a specific direction, the proxy may cast your vote, on a poll, at his discretion. Your proxy will also be entitled to vote, on a poll, at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
7. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's registered office not less than 48 hours before the time appointed for the meeting or any adjournment thereof.
8. Any alterations made in this form should be initialled by the person who signs it.



嘉華建材有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

註冊辦事處
香港北角渣華道191號
嘉華國際中心二十九樓

二零零五年股東週年大會(或其任何續會)適用之代表委任表格

本人／吾等*(註一)* ______________________________

寓 ______________________________

為嘉華建材有限公司(「本公司」)股本中每股面值港幣0.10元之股份*(註二)* ______________ 股

之註冊持有人，茲委任*(註三)*會議主席或 ______________________________

寓 ______________________________

為本人／吾等之代表，代表本人／吾等出席於二零零五年四月二十八日星期四上午十時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開之本公司二零零五年股東週年大會，藉以考慮並酌情通過召開上述會議通告所載之各項議案，並於上述會議(或其任何續會)代表本人／吾等並以本人／吾等之名義，按以下所載指示對上述議案投票；倘無作出指示，則由本人／吾等之代表酌情於表決時決定投票。

請以「√」號在下列空格上，以表示　閣下欲如何處理　閣下之投票。

		贊成	反對
1.	省覽截至二零零四年十二月三十一日止年度之賬目及董事會與核數師報告書。		
2.	宣派末期股息。		
3.	選舉下列人士留任董事：		
	a. 呂耀東先生		
	b. 張惠彬博士		
	c. 葉樹林博士		
	及釐定截至二零零四年十二月三十一日止年度每位董事之袍金為港幣八萬元，以及每位審核委員會委員之額外袍金為港幣八萬元。		
4.	通過重聘本公司之核數師及授權董事會釐定其酬金。		
5.	通過下列之普通決議案：		
	5.1 授予董事一般授權購買本公司之股份；		
	5.2 授予董事一般授權配發、發行及處理本公司之新增股份；		
	5.3 擴大上述5.2項之一般權力。		

股東簽署：______________________　　　　日期：______________________

附註：

一、 請用**正楷**填上全名及地址。

二、 請將　閣下名下登記之股份數目填上，如未有填上股份數目，則本代表委任表格將被視為與　閣下名下登記之所有本公司股份有關。

三、 股東可委任任何人士為其代表，而代表無須為本公司之股東，但須親自出席會議以代表股東。倘作出如此委任，請將「會議主席或」字樣刪去，並在空欄內填上　閣下所擬委任代表之姓名及地址。

四、 如屬聯名股東，則代表委任表格須由股東名冊上排名首位之聯名股東簽署。

五、 代表委任表格必須由　閣下或　閣下之正式書面授權人簽署；如股東為一有限公司，則須蓋上公司印鑑，或由公司負責人或獲正式授權之人員簽署。

六、 如表格經簽妥交回但欠明確指示，受委任代表可酌情於表決時決定投票。代表亦可對召開會議通告所述者以外而在會議上適當提呈之任何議案於表決時投票。

七、 本代表委任表格連同簽署人之授權書或其他授權文件(指如有而言)或經由公證人簽署證明之授權書或授權文件之副本，最遲須於會議(或續會)指定舉行時間不少於四十八小時前交回本公司之註冊辦事處，方為有效。

八、 本表格之每項更正，均須由簽署人簡簽示可。

Contents








合资组建云南昆钢嘉华水泥建材有限公司签字仪式




2004年良好人事管理奖
颁奖典礼暨研讨会



January
- ☐ Brokers' Happy Hour at The Fong, Lan Kwai Fong
- ☐ KWP Quarry Co. Limited received ISO 14001 : 1996 (Quarry Stone for Construction) presented by Hong Kong Quality Assurance Agency

February
- ☐ Investor plant visit to Shanghai

March
- ☐ The Company partnered with Capital Steel to commence production of Slag

April
- ☐ 2003 Annual Results Announcement

May
- ☐ 2004 Annual General Meeting
- ☐ Analysts visit to Shanghai operations

August
- ☐ The Company entered into a Joint Venture Contract to establish a joint venture company in Yunnan for the production and sale of cement and slag
- ☐ K. Wah Construction Products Limited won the Gold Wastewi$e Logo organized by the Environmental Protection Department



September
- ☐ 2004 Interim Results Announcement
- ☐ KWP Quarry Co. Limited won the Safety Performance Award (Construction) organized by the Labour Department

December
- ☐ K. Wah Construction Materials (Hong Kong) Limited won the Good People Management Award 2004 organized by the Labour Department
- ☐ The Company received the Caring Company Logo 2004/05 organized by the Hong Kong Council of Social Services
- ☐ KWP Quarry Co. Limited and K. Wah Concrete Company Limited both received the Certificate of Merit for Good Housekeeping Plan organized by the Occupational Safety & Health Council





- ☐ Overture of K. Wah Group's 50th Anniversary - New Year Gala Concert presented by the Hong Kong Philharmonic Orchestra

Hong Kong

Company	Award
K. Wah Construction Materials Limited	■ Caring Company Logo 2004/05
K. Wah Construction Materials (Hong Kong) Limited	■ Good People Management Award 2004

Eastern Region

Company	Award
Shanghai Jiajian Concrete Co. Ltd.	■ 2004年度彭浦鎮招商引資先進企業銀獎
Shanghai Xincai Concrete Co. Ltd.	■ 2004年度彭浦鎮招商引資先進企業銀獎
Shanghai Jia Shen Concrete Co. Ltd.	■ 全國建材工業優秀質量管理小組 ■ 2004年度上海市混凝土行業"質量誠信杯"榮譽稱號
Shanghai Gang Hui Concrete Co. Ltd.	■ 2004年度華涇鎮地區治安綜合治理優秀單位 ■ 2004年度徐匯區區域內建設工程質量檢測單位先進集體
Shanghai Bao Jia Concrete Co. Ltd.	■ 2004年度上海市混凝土行業"質量誠信杯"榮譽稱號 ■ 預拌混凝土生產企業質量保證能力證書
K. Wah Quarry (Huzhou) Co. Ltd.	■ 中國建築施工首選環保優質建材
Maanshan Masteel K. Wah Concrete Co. Ltd.	■ "重合同守信用"單位證書和銅牌 ■ "產品質量，誠信經營雙保障單位"證書和銅牌 ■ 2004年度統計工作先進單位 ■ 資源綜合利用項目認定
Nanjing K. Wah Concrete Co. Ltd.	■ "重合同·守信用"企業證書 ■ 建築業企業資質證書(預拌商品混凝土專業承包二級)

Southern Region

Company	Award
KWP Quarry Co. Limited	■ ISO 14001:1996 (Quarry Stone for Construction) ■ Safety Performance Award (Construction) ■ Certificate of Merit for Good Housekeeping Plan
K. Wah Construction Products Limited	■ Gold Wastewi$e Logo ■ 2004 Hong Kong Eco-Business Awards — Certificate of Merit for Green SME Award
K. Wah Materials Limited	■ 2004 Hong Kong Eco-Business Awards — Gold Award for Green SME Award
K. Wah Concrete Company Limited	■ Certificate of Merit for Good Housekeeping Plan
Guangzhou K. Wah Nanfang Cement Limited	■ 建材放心產品證 ■ 廣東省工業品價格調查先進企業 ■ 硅酸鹽水泥、普通硅酸鹽水泥被認定為工程建設標準化推薦產品 ■ 建材行業名優產品證 ■ 廣州市建築業聯合材料協會推薦使用合格產品證書 ■ 採用國際標準產品標誌證書 ■ 廣東省質量效益型先進企業

[illegible]

Company	Award
Beijing Shoujia Stone Co. Ltd.	■ 北京市經濟委員會「綜合資源利用企業」證書
Beijing Shougang K. Wah Construction Materials Co. Ltd.	■ 國家經濟貿易委員會「新產品鑒定驗收」證書 ■ 質量體系認證證書
Beijing K. Wah Gaoqiang Concrete Co. Ltd.	■ 北京市經濟委員會「綜合資源利用企業」證書 ■ 北京市商品混凝土二級資質證書

CHAIRMAN
Dr. Lui Che Woo, MBE, JP, LLD, DSSc

DEPUTY CHAIRMAN
Francis Lui Yiu Tung

MANAGING DIRECTOR
Chan Kai Nang

EXECUTIVE DIRECTORS
William Lo Chi Chung
Paddy Tang Lui Wai Yu
Joseph Chee Ying Keung

NON-EXECUTIVE DIRECTORS
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, GBS, OBE, JP
James Ross Ancell*
Dr. William Yip Shue Lam, LLD*

* *Independent Non-executive Directors*

COMPANY SECRETARY
Kitty Chan Lai Kit

QUALIFIED ACCOUNTANT
Albert Law Yu Kwan

AUDITORS
PricewaterhouseCoopers

PRINCIPAL BANKER
The Hongkong and Shanghai Banking Corporation Limited

SOLICITOR
Deacons

REGISTERED OFFICE
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

SHARE REGISTRARS
Computershare Hong Kong Investor Services Limited
Shops 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY
The Bank of New York
101 Barclay Street
New York, NY 10286
USA

WEBSITE ADDRESS
http://www.kwcml.com

SHARE LISTING
The Stock Exchange of Hong Kong Limited ("SEHK")

STOCK CODE
SEHK : 27
Bloomberg : 27 HK
Reuters : 0027.HK

NOTICE IS HEREBY GIVEN that the 2005 annual general meeting of shareholders of K. Wah Construction Materials Limited will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Thursday, 28th April 2005 at 10:30 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2004;

2. To declare a final dividend for the year ended 31st December 2004;

3. To elect directors and fix the directors' remuneration;

4. To re-appoint auditors and authorise the directors to fix their remuneration;

5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5.1 "**THAT**

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting."

5.2 "**THAT**

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company or (iii) any option scheme or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5.3 "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as resolution 5.2 in the notice of the meeting of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By Order of the Board
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 4th April 2005

Notes:

1. The register of members will be closed from 22nd April 2005 to 28th April 2005, both days inclusive, during which period no transfer of shares will be effected.

2. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote, on a poll, on his behalf. A proxy need not be a member of the Company.

3. A form of proxy for use in connection with the annual general meeting is enclosed. The form of proxy shall be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting.

4. Concerning agenda item 3 above, Mr. Francis Lui Yiu Tung and Dr. Charles Cheung Wai Bun will retire by rotation at the 2005 Annual General Meeting and, being eligible, offer themselves for re-election. Dr. William Yip Shue Lam, being a new director appointed by the Board, shall hold office until the 2005 Annual General Meeting and, being eligible, offers himself for re-election. Details of the above directors are set out in the circular enclosed with this Annual Report.

5. Concerning agenda item 5.1 above, approval is being sought from members for increasing flexibility and providing discretion to the directors in the event that it becomes desirable to repurchase shares representing up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate to the directors is set out in the circular enclosed with this Annual Report.

6. Concerning agenda item 5.2 above, approval is being sought from members for a general mandate to the directors to allot, issue and deal in additional shares in the capital of the Company.

"The Group sees its staff as its most valuable asset, as none of the Group's achievements would have been possible without the talents and contributions of each individual colleague."



Dr. Lui Che Woo

OVERALL ECONOMIC REVIEW

The year 2004 saw marked improvements in Hong Kong's economic performance with a general pick-up in investor and consumer sentiments as the Central Government rolled out initiatives such as the individual travel visa and CEPA, etc to bolster Hong Kong economically. The business community benefited from lower operating costs as interest rates remained low throughout the year because of strong market liquidity. Business improved for the majority of companies amid those favorable conditions, resulting in a dropping unemployment rate and a mild increase in the price index marking the end of the deflationary cycle which had lasted for a few years.

Despite a strong upturn in the property market supported by increased turnover and prices gains, the relatively small volume of overall housing construction and large-scale public civil projects meant that the demand for construction materials was generally sluggish. Market players responded by gearing up cost controls and seeking market consolidation through various means.

On the mainland China scene, the Central Government implemented austerity measures in last April/May to curb excessive investments in certain sectors to prevent overheated developments in the national economy. While market reactions to the austerity measures varied, the demand for construction materials in the property market showed signs of slowdown whereas the decrease or slowdown of government and public projects was fortunately not significant. In general, the overall market demand is barely satisfactory.

GROUP BUSINESS REVIEW

The Group had a minor setback in profit after taxation for the year under review despite stable growth in turnover, which was mainly attributable to the 2003 comparative base comprising an income arising from the disposal of an operating right amounting to HK$28,000,000. Excluding this one-off gain, profit for 2004 should have registered solid growth over 2003.

The Group responded to the difficult market situation in Hong Kong by improving its operational efficiency while exploring the possibilities of adding new driving force to its business through different means.

New investment projects in mainland China started to make profit contributions to the Group after completion and commissioning during the year. As for the four new projects for slag production, the respective joint ventures with Beijing Shougang Group and Yunnan Kunming Steel Group commenced production in 2004 and performance had been satisfactory. The remaining projects, which were joint ventures with Anhui Magang Group and Guangdong Shaogang Group, respectively, also became operational in the first quarter of 2005.

OUTLOOK

The world economy is expected to enjoy stable growth in 2005. Global interest rates are set to embark on an upward spiral following the U.S. lead, although the extent of hikes should be well within expectations. In Asia, the economic focus remains in China, where the economy is expected to sustain growth in 2005 in the wake of austerity measures implemented in the past year.

New projects in mainland China are expected to become the major driver to profit growth. In this connection, the management will continue to attain stated profit targets by fulfilling planned production volumes. On another note, preliminary conceptual studies are still underway regarding the possible acquisition of certain gaming business in Macau. The Group will make announcements as and when appropriate to update shareholders with latest developments.

THE K. WAH TEAM

The Group sees its staff as its most valuable asset, as none of the Group's achievements would have been possible without the talents and contributions of each individual colleague.

The Group welcomes Dr. William Yip Shue Lam as Independent Non-Executive Director of the Company. His board membership is expected to bring significant contributions to the Group's business development.

K. WAH GROUP 50TH ANNIVERSARY

It also gives me great pleasure to announce that the year 2005 marks the 50th anniversary of K. Wah Group. A series of corporate marketing events are rolling out to celebrate this jubilee year as well as to further enhance our corporate image. Since the first K. Wah company was established in 1955, K. Wah Group has always been a part of the Hong Kong story for half a century. At the same time Hong Kong emerges as one of the international metropolitan cities, K. Wah Group has successfully established a very strong base in the Greater China region with significant market presence. Our business diversification strategy enables K. Wah Group to capitalize on the many opportunities that came its way and to grow into a multinational group of companies with a very promising prospect.

2005 is set to be the year Hong Kong rekindles its luster as the Pearl of the Orient in the wake of its economic recovery. I sincerely wish that it will bring many hopes and opportunities to the people in Hong Kong.

Last but not least, I would like to express, on behalf of the Board of Directors, sincere gratitude to the Directors, management and staff of the Group for the efforts and contributions they made during the year.

Dr. Lui Che Woo
Chairman

Hong Kong, 3rd March 2005

The Group is committed to high standards of corporate governance. To accomplish this, the Group exercises corporate governance through the following Boards and Committee:

1. BOARD OF DIRECTORS

The Board of Directors comprises the Chairman, Deputy Chairman, both Executive and Non-Executive Directors. The Board of Directors is principally accountable to the shareholders and is responsible for overall management of the Company.

The Board of Directors meets formally four times a year and has formal procedures on matters for consideration and decision. The Board of Directors has delegated the responsibility for the day to day management of the Group's operation to an Executive Board.

The current members of the Board are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu, Mr. Joseph Chee Ying Keung, Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

2. EXECUTIVE BOARD

The Executive Board consists of Executive Directors and is principally accountable to the Board of Directors on day to day management of the Group's operation. The Executive Board meets regularly and monitors the operations and acts as mentor management.

The current members of the Executive Board are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung.

3. AUDIT COMMITTEE

In compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in force prior to 31st December 2004, the Directors have approved the establishment of an audit committee and have formulated its written terms of reference setting out its authority and duties, including the review of matters concerning the Group's financial reporting process.

The current members of the Audit Committee are Dr. Charles Cheung Wai Bun (Chairman), Mr. Moses Cheng Mo Chi and Mr. James Ross Ancell.

The Audit Committee meets at least twice a year for review of annual results and interim results. Our Audit Committee Members are vocal and they bear a high degree of individual responsibility. To ensure that the Group is run in an open and transparent manner, the Committee has recommended the review of the Group's interim financial information by auditors.

The Group's particular efforts to lay the seeds of corporate governance in its Mainland operations have reaped favourable results. We made our Mainland staff aware of the internal policies and control system and by all means, enforce them. Our Mainland management has become more disciplined and accommodating towards compliance with the Group's internal policies and control system. Embodiment of good practice standards not only in Hong Kong, but also in our Mainland investments, aligns with the Group's long term strategies.

4. INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has, pursuant to Rule 3.13 of the Listing Rules, received from each of the Independent Non-executive Directors an annual confirmation of his independence and still considers each of them to be independent.

5. CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers issued by the Stock Exchange (the "Code") as its code of conduct for securities transactions by Directors. The Company, having made specific enquiry of all Directors, confirms that its Directors have complied with the standard set out in the Code and the Company's own code.

6. PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors at the date of the annual report, there was a sufficient public float of the Company.

For the year ended 31st December 2004, the Company has complied with the Code of Best Practice issued by the Stock Exchange in force prior to 31st December 2004.

REVIEW AND OUTLOOK OF OPERATION

Overview

Turnover and profit attributable to shareholders for the year ended 31st December 2004 were HK$1,299 million and HK$33 million, as compared to HK$1,131 million and HK$40 million for the year ended 31st December 2003 respectively. The Group's turnover was slightly higher than that of last year but the profit attributable to shareholders decreased by approximately 17% from last year. The profit attributable to shareholders last year included a gain on disposal of operating rights of HK$28 million. When excluding such gain, the profit this year has in fact improved over last year.

The gradual phasing in of new projects in the Mainland has brought in additional contribution to the Group. Set out below is the geographical analysis of the Group's operating result for the year ended 31st December 2004.

	Hong Kong HK$'000	Mainland HK$'000	Group HK$'000
Turnover	461,800	837,343	1,299,143
Operating profit	9,066	20,731	29,797
Finance costs	—	(3,864)	(3,864)
Share of profits less losses of			
Jointly controlled entities	—	14,622	14,622
Associated companies	3,371	—	3,371
Profit before taxation	12,437	31,489	43,926
Taxation charge			(3,861)
Profit after taxation			40,065
Minority interests			(6,642)
Profit attributable to shareholders			33,423

TURNOVER BY GEOGRAPHICAL SPREAD

	2004	2003
	HK$'000	*HK$'000*
A Hong Kong	461,800	537,482
B Mainland	837,343	593,412
	1,299,143	1,130,894


A(36%)
2004
B(64%)


A(48%)
2003
B(52%)

GROSS ASSETS BY GEOGRAPHICAL SPREAD

	2004	2003
	HK$'000	*HK$'000*
A Hong Kong	893,820	1,048,713
B Mainland	1,031,323	728,893
	1,925,143	1,777,606


A(46%)
2004
B(54%)


A(59%)
2003
B(41%)



Construction Materials

Anderson Road KWP Quarry



Our Major Businesses



RMC operation at Hui Dong Daya Bay made satisfactory contribution this year



Concrete production


嘉華水泥

Cement production


KWAH CONCRETE

BUSINESS IN HONG KONG

As the economy of Hong Kong revitalized during the year, the overall sentiment has continued to improve. Unemployment rate peaked and has begun to drop, while the property market has shown an encouraging growth during the year. The improving business environment has certainly benefited most sectors of the economy and yet the construction activities remained at a low level. In 2004, the construction materials business in Hong Kong had to face a declining market demand amid the number of household flats completed during the year were substantially less than that of prior years. Despite such a challenging business environment, the Group was able to achieve its objective to deliver a stable operating income. These results, reached in a declining market demand situation, once again reflect the Group's ability to continuously improve its operational efficiency.

The Group's ready-mixed concrete operation at Hui Dong Daya Bay which commenced operation last year has made satisfactory profit contribution this year and our products and services were well appraised by the customers, thus, enhancing a good reputation of the Group. The pile factory at Shenzhen which commenced production in February 2004 has achieved the target and has successfully established a stable customer base in the nearby markets.


Concrete products
Aggregates production
Environmental protection is our focus
Pipes

The rehabilitation work of KWP Quarry Co. Limited at Anderson Road Quarry in which the Group has a 63.5% interest is proceeding in accordance with planned schedule.

With the continuously improving economy in Hong Kong and the growing development in the Pan Pearl River Delta area, it is envisaged that the profit contribution of the region will further improve in the coming years.

The Group will continue to grip business opportunities both in Hong Kong and the Pan Pearl River Delta area.

BUSINESS IN MAINLAND CHINA

The Group's expansion strategy in Mainland has begun to deliver results during the year as it accounted for more than 50% of the Group's turnover and profit contribution in 2004. The new projects were proceeding as planned during the year. When all these projects gradually come on stream, it will enable the Group to have a continuous profit growth in future.

The austerity measure introduced by the Central Government has helped to stabilize the rapidly rising raw materials prices in the first half of the year, thus restoring the profit margin of our operations in the mainland. The


云南昆钢嘉华
马钢嘉华
矿渣微粉

Shanghai K. Wah Qingsong Concrete Co. Ltd

Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd.

Anhui Masteel K. Wah New Building Materials Co. Ltd.

Guangdong Shaogang Jiayang New Materials Co. Ltd

Group's ready-mixed concrete operations in Shanghai, Nanjing and Maanshan have all made profit contribution to the Group during the year. Our quarry at Huzhou has achieved the target performance and is now supplying aggregates to our ready-mixed concrete plants and pile factory in Shanghai. The joint venture with Maanshan Iron and Steel Group for the manufacture and sale of slag in which the Group has 30% interest, has commenced operation recently as planned.

The Group's cement operation in Guangzhou, Guangzhou K. Wah Nanfang Cement Limited, in which the Group has 50% interest, has expanded its production facilities to capture the increasing local market demand. The operation has continued to deliver good profit contribution for the year. The plant set up work of the joint venture with Guangdong Shaoguan Iron and Steel Group for manufacture and sales of slag in which the Group has 35% interest has been completed and is scheduled for commissioning very shortly.

The Group's ready-mixed concrete operation in Beijing has continued to grow during the year and has made profit contribution to the Group. The joint venture with Shougang Group for the manufacture and sale of slag in which the Group has 40% interest has commenced operation during the year and has made profit contribution to the Group.


渣细磨生产


北京首钢嘉華

Beijing Shougang K. Wah Construction Materials Co. Ltd.


嘉華



Guangzhou K. Wah Nanfang Cement Limited



Shenzhen K. Wah Concrete Piles Company Limited (深圳嘉華混凝土管樁有限公司)

In August 2004, the Group entered into an agreement with Kunming Iron and Steel Group to set up a joint venture for manufacture and sale of cement and slag in which the Group has 30% interest. Operation of the joint venture has commenced as planned during the year.

TECHNOLOGY INVESTMENT

The Group has continued to maintain a balanced investment portfolio similar to that of last year and the total investments at 31st December 2004 was HK$115 million, similar to last year.


健
康
Health,
Safety &
Environmental
Protection




K. Wah Construction Materials (Hong Kong) Ltd.

K. Wah Construction Materials (Hong Kong) Ltd. signed an "Occupational Safety Charter" in the presence of the Labour Department & the Occupational Safety and Health Council


安全第一
KWP QUARRY CO. LTD.

2004 Health, Safety and Environment Promotion Day


2004年良好人事管理獎
頒獎典禮暨研討會

K. Wah Construction Materials (Hong Kong) Ltd. won the Good People Management Award 2004

AWARDS

In pursuit of improvement, the Group has participated in various competitions during 2004.

Awards in Hong Kong

K. Wah Construction Materials Limited continues to receive the Caring Company Logo 2004/05 awarded by the Hong Kong Council of Social Service. The award aims to command recognition of the public on the Company's care for society through voluntary work organized by KWCM Social Club as well as to demonstrate the Company's commitment to social responsibility.

K. Wah Construction Materials (Hong Kong) Limited was given the Good People Management Award 2004 by the Labour Department. The winning of the award is testimony of an open and equitable management system, a fair reward system, mutual communication between management and staff, continuous learning and a balanced lifestyle.

With the emphasis on environmental protection, companies within the Group won a series of awards. For example, K. Wah Construction Products Limited won the Gold Wastewi$e Logo while K. Wah Materials Limited won the Gold Award for Green SME Award, under the 2004 Hong Kong Eco-Business Awards.

By providing the staff with a healthy and safe workplace, KWP Quarry Co. Limited and K. Wah Concrete Company Limited both won the Certificate of Merit for Good Housekeeping Plan organized by the Occupational Safety & Health Council while KWP Quarry Co. Limited also won the Safety Performance Award (Construction) organized by the Labour Department.

Awards in Mainland China

The Group continues to supply quality products in various regions in Mainland China and won a series of outstanding awards.

Guangzhou K. Wah Nanfang Cement Limited won 建材行業名優產品證.

In Shanghai, both Shanghai Jia Shen Concrete Co. Ltd. and Shanghai Bao Jia Concrete Co. Ltd. have been given 2004年度上海市混凝土行業"質量誠信杯"榮譽稱號.

Beijing Shoujia Stone Co. Ltd. and Beijing K. Wah Gaoqiang Concrete Co. Ltd. both won 北京市經濟委員會「綜合資源利用企業」證書.

FINANCIAL POSITION AND GEARING RATIO

The financial position of the Group has continuously improved during the year. At 31st December 2004, the shareholders' funds increased by 2.3% to HK$1,446 million from HK$1,414 million as at 31st December 2003 and the Group's gross asset employed increased by 8.3% to HK$1,925 million from HK$1,778 million as at 31st December 2003.

SOURCES OF FUNDING

	2004	2003
	HK$'000	*HK$'000*
A Share capital	129,648	125,893
B Capital reserve	558,552	548,465
C Revenue reserve	729,970	712,542
D Revaluation reserve	27,363	27,363
E Minority interests	154,010	147,891
F Long-term liabilities	311,580	200,800
Non-current liabilities	14,020	14,652
	1,925,143	1,777,606

The Gearing Ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was maintained at a satisfactory level of 7% at 31st December 2004 as compared to debt free for last year.


G(1%)
A(7%)
F(16%)
B(29%)
E(8%)
D(1%)
2004
C(38%)
F(11%)
G(1%)
A(7%)
B(31%)
E(8%)
D(2%)
2003
C(40%)

LIQUIDITY AND FINANCIAL RESOURCES

The Group continues to maintain at a satisfactory cash position. As at 31 December 2004, total cash and bank balances were HK$171 million as compared to HK$306 million as at 31st December 2003. The Group's liquidity remains strong and the Group has sufficient cash and available banking facilities to meet its commitment, working capital requirements and future assets acquisition.

TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has not engaged in the use of other derivative products.

CHARGES ON GROUP ASSETS

Details of charges of group assets are set out in note 13 to financial statements.

CONTINGENT LIABILITIES

Details of contingent liabilities are set out in note 33 to financial statements.

EMPLOYEES

Employees and Remuneration Policy

The Group, excluding associated companies and jointly controlled entities, employs over 2,000 employees in Hong Kong and Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$156 million.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive. The Group has implemented a share option scheme for executives from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in Mainland China, employees' remuneration is commensurate with market levels with emphasis on provision of training and development opportunities.

Human and Organization Development

We promote learning by sponsoring employees to attend external and internal training courses in a wide range of areas such as knowledge of the Group and its businesses, business integrity and ethics, presentation and technical skills, quality awareness and safety, language and computer software applications in addition to tailor-made management development programs.

To augment the Group's present expansion, localization plan and future development in Mainland China, we continue with our Management Trainee Program to recruit high potential graduates and develop them to be our future managers. In alliance with Tongji University, Shanghai, a training plan was formulated to upgrade and strengthen the technical and managerial competencies of our technical, middle and senior managerial employees.

To operate more effectively, we also continue to promote greater transparency, delegation, ownership and better decision making among our senior management team.

Health, Safety and Environment

Health, safety and environmental protection (HSE) are integral parts of the Group's business. It is a shared initiative between the Company and all those concerned to give due consideration to stakeholders' HSE needs in our operations.

The Group applies both international and local standards and practices aimed at providing a safe and healthy workplace for its employees, and protecting the environment. The Group implements a comprehensive HSE system with a range of initiatives that include promoting safe and green working practices, managing hazards and environmental impacts that might arise, and providing training to its employees.

In 2004 the Group has successfully reduced the frequency rate (the number of lost time injuries per 100,000 work hours) of Hong Kong operations by 75% from 0.8 in 2000 to 0.2 in 2004. The Group has also deployed the system in its Mainland operations.

It is always the Group's intention to share social responsibility and be a good corporate citizen. The mission of caring the community is conveyed from the top management to all levels of staff. The Group believes that apart from providing attractive financial returns to the shareholders, it is also important for the Group to contribute to the social development of the community.

The "KWCM Social Club" was founded in 2001 to further demonstrate the Group's commitment in serving the community. The Club is managed by volunteer staff and aims to provide the staff and their family members with more opportunities to participate in various community welfare activities. It has been working hand in hand with various charitable organizations for servicing the deprived community such as the elderly, single families & etc. The Club assumes an active role in volunteering work through a wide range of activities throughout the year. Some of those activities are listed as belows:

- Visit to Lam Tin Elderly Home
- "Blood Donation Campaign" by Hong Kong Red Cross
- "Challenging 12 Hours" by Sowers Action
- "HK O! Day" by Salvation Army
- "Uncle Long Leg" organized by Evangelical Lutheran Church of Hong Kong
- Invited single families to join the Group's functions
- Fundraising for "Tsunami" victims

The Company has been awarded the "Caring Company Logo 2004/05" by the Hong Kong Council of Social Services (HKCSS) in recognition of the Company's effort in caring for the community and commitment to corporate citizenship.

Looking ahead, the Group is committed to contributing more to the community through continuous participation in volunteer services and encourages all staff and their family members to support and participate in fostering a society built on community care and sharing.

Investor Relations







Regular meetings and briefings with the investor community were arranged to maintain high degree of transparency and prompt update of new developments

The Group recognizes the importance of communicating important information to shareholders and the investor community in a professional, forthcoming and timely manner. It is the Group's management philosophy to maintain a high degree of transparency and to provide appropriate and prompt disclosure of the Group's corporate strategies and new business development.

The Group's financial and operational information is disseminated in the annual and interim reports. Annual general meetings provide a communication channel between the Board and the shareholders.

Immediately after the results are announced, press conferences, analysts briefings and investor meetings are held with directors and senior management present to answer questions on the Group.

Other communication channels include press releases, investor news updates and periodicals such as the quarterly "news@kwah", all of which can be found on the Group's website "www.kwcml.com" together with annual and interim reports.

Senior management regularly meets with research analysts and institutional investors, attends major investors' conferences and participates in non-deal roadshows in Hong Kong and overseas. The Group also hosts tours for research analysts to visit operations in mainland China and casual functions for the stock broker community.

DATES	EVENTS
8th September 2004	Announcement of results for the six months ended 30th June 2004
12th November 2004	Payment of 2004 interim dividend in both scrip form and cash
3rd March 2005	Announcement of results for the year ended 31st December 2004
22nd April 2005 to 28th April 2005 (both days inclusive)	Closure of Register of Members to ascertain entitlements to final dividend for the year ended 31st December 2004
28th April 2005	2005 annual general meeting
10th June 2005	Payment of 2004 final cash dividend

	2000 HK$'000	2001 HK$'000	2002 HK$'000	2003 HK$'000	**2004 HK$'000**
CONSOLIDATED PROFIT AND LOSS STATEMENT					
Turnover	1,093,521	1,082,615	1,010,999	1,130,894	**1,299,143**
Profit attributable to shareholders	166,276	112,801	62,328	40,205	**33,423**
Dividends	74,156	48,330	24,829	25,168	**25,804**
Earnings per share (cents)	15.2	9.6	5.1	3.2	**2.6**
Dividend per share (cents)	6.5	4.0	2.0	2.0	**2.0**
CONSOLIDATED BALANCE SHEET					
Fixed assets	711,286	675,498	740,946	802,153	**787,028**
Jointly controlled entities and associated companies	257,656	263,851	211,571	253,547	**400,786**
Other non-current assets	98,784	141,709	240,974	240,727	**272,834**
Net current assets	444,534	423,790	362,758	481,179	**464,495**
Employment of capital	1,512,260	1,504,848	1,556,249	1,777,606	**1,925,143**
Represented by:					
Share capital	115,166	121,674	124,321	125,893	**129,648**
Reserves	1,161,642	1,235,958	1,268,249	1,288,370	**1,315,885**
Shareholders' funds	1,276,808	1,357,632	1,392,570	1,414,263	**1,445,533**
Minority interests	128,543	125,547	145,334	147,891	**154,010**
Long term liabilities	86,563	—	—	200,800	**311,580**
Other non-current liabilities	20,346	21,669	18,345	14,652	**14,020**
Capital employed	1,512,260	1,504,848	1,556,249	1,777,606	**1,925,143**
Net assets per share (dollars)	1.11	1.12	1.12	1.12	**1.11**

TURNOVER


HK$ Million
1,400
1,200
1,000
800
600
400
200
0
2000
2001
2002
2003
2004
Year

EARNINGS PER SHARE


HK Cents
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
Year

NET ASSETS VALUE PER SHARE


HK$
1.2
1.0
0.8
0.6
0.4
0.2
0
2000
2001
2002
2003
2004
Year

DIVIDEND PAYMENTS AND NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS


HK$ Million
180
160
140
120
100
80
60
40
20
0
2000
2001
2002
2003
2004
Year
Net Profit Attributable to Shareholders
Dividend Payment

DIVIDEND PER SHARE


HK Cents
8
7
6
5
4
3
2
1
0
2000
2001
2002
2003
2004
Year
Final Dividend
Interim Dividend

BIOGRAPHICAL INFORMATION OF DIRECTORS

Executive Directors

Dr. Lui Che Woo, **MBE, JP, LLD, DSSc**, aged 75, the founder of the Group, has been a director of the Company since August 1991 and is the Chairman of the Company. Dr. Lui was appointed an executive director and the Chairman of K. Wah International Holdings Limited in 1989. He has over 46 years' experience in quarrying, construction materials and property development. He was the Founding Chairman of the Institute of Quarrying in the UK (Hong Kong Branch) and Chairman of the Tung Wah Group of Hospitals. Dr. Lui is also the Chairman of The Federation of Hong Kong Hotel Owners, the President of Tsim Sha Tsui East Property Developers Association, the Founding President of Hong Kong - Guangdong Economic Development Association and an Honorary President of Hong Kong - Shanghai Economic Development Association. Further, Dr. Lui was a Committee Member of the 9th Chinese People's Political Consultative Conference, a member of the Selection Committee for the First Government of the HKSAR and a member of the Election Committee of the HKSAR. Dr. Lui is the father of Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

Mr. Francis Lui Yiu Tung, aged 49, joined the Group in 1979. He has been an executive director of the Company since June 1987 and is the Deputy Chairman of the Company. Mr. Lui has also been an executive director of K. Wah International Holdings Limited since 1989 and is its Managing Director. He holds a bachelor of science degree in civil engineering and a master of science degree in structural engineering from the University of California at Berkeley, USA. He is a member of the Town Planning Board of Hong Kong and a Member of the Shanghai Committee of the Chinese People's Political Consultative Conference. Mr. Lui is a son of Dr. Lui Che Woo and a younger brother of Ms. Paddy Tang Lui Wai Yu.

Mr. Chan Kai Nang, aged 59, joined the Group in 2002. He has been an executive director of the Company since January 2003 and is the Managing Director of the Company. He is a fellow member of The Chartered Association of Certified Accountants in the UK and an associate member of the Hong Kong Institute of Certified Public Accountants and The Chartered Institute of Management Accountants in the UK. Mr. Chan has been a top level executive with substantial experience in major multinational and local corporations. He had been the regional controller and senior executive of these corporations for many years.

Mr. William Lo Chi Chung, aged 45, joined the Group in 2003 and is the Group Finance Director. He has been an executive director of the Company since April 2004. Mr. Lo has also been an executive director of K. Wah International Holdings Limited since April 2004. Mr. Lo holds a master's degree in Business Administration from the University of Warwick in the UK and a Professional Diploma in Accountancy from the Hong Kong Polytechnic. He is a fellow member of Hong Kong Institute of Certified Public Accountants and a fellow member of Chartered Association of Certified Accountants in the UK. He has over 22 years of broad experience in auditing, accounting, financial management, corporate finance, strategic planning and investor relations.

Ms. Paddy Tang Lui Wai Yu, aged 51, joined the Group in 1980 and has been an executive director of the Company since August 1991. She is also an executive director of K. Wah International Holdings Limited. She holds a bachelor of commerce degree from the McGill University, Canada and is a member of The Institute of Chartered Accountants in England and Wales. Ms. Tang is a member of the Election Committee of the HKSAR. She is also a member of the Hong Kong Arts Development Council and a member of the Hong Kong Antiquities Advisory Board. Ms. Tang is a daughter of Dr. Lui Che Woo and the elder sister of Mr. Francis Lui Yiu Tung.

Mr. Joseph Chee Ying Keung, aged 47, joined the Group in 1982 and has been an executive director of the Company since April 2004. Mr. Chee holds an International Master degree in Business Administration from the University of South Australia and a Bachelor degree in Mechanical Engineering from the University of Western Ontario in Canada. He is a fellow member of The Institute of Quarrying in the UK and has over 23 years of broad experience in the construction materials industry including operations and management, technical and quality assurance, environmental protection, commercial and strategic planning. He is currently the Chairman of Hong Kong Contract Quarry Association and a member of the Working Group on Construction Waste of the Provisional Construction Industry Co-ordination Board. He was the Chairman of The Institute of Quarrying in the UK (Hong Kong Branch) from 1998 to 2000.

Non-executive Directors

Dr. Charles Cheung Wai Bun, **JP**, aged 68, joined the Group in 1986. He was appointed an executive director of the Company in June 1987 and became a non-executive director since 1995. He is also a non-executive director of K. Wah International Holdings Limited. Dr. Cheung holds an honorary doctor's degree, a master's degree and a bachelor of science degree in business administration. He has been in the banking business for over twenty-two years and held senior management positions. He is the Group Chief Executive and Executive Deputy Chairman of Mission Hills Group. He is also a non-executive director of Pioneer Global Group Limited, Prime Investments Holdings Limited and B&S Entertainment Holdings Ltd. Dr. Cheung was a director and Adviser of the Tung Wah Group of Hospitals and is a Vice Chairman of Guangdong Province Golf Association. He was awarded the Directors of the Year Awards 2002 of Listed Company Non-Executive Director and was re-appointed by the HKSAR Government as a member of Estate Agents Authority in November 2004.

Mr. Moses Cheng Mo Chi, **GBS, OBE, JP**, aged 55, has been a non-executive director of the Company since August 1996. Mr. Cheng is the senior partner of P.C. Woo & Co., a Hong Kong firm of solicitors, and is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. He was a member of the Legislative Council of Hong Kong.

Mr. James Ross Ancell, aged 51, has been a non-executive director of the Company since April 2004. He holds a Bachelor's degree in Management Studies from University of Waikato in New Zealand. He is a member of the Institute of Chartered Accountants of New Zealand and has nearly 31 years of broad experience in building materials and construction sectors, waste management and recycling business gained from multinational corporations. He is currently the Chairman of Churngold Construction Holdings Limited in the UK, a leading specialist groundworks subcontractor carrying out groundworks and road surfacing and has a separate remediation business, cleaning up sites contaminated by previous industrial activity.

Dr. William Yip Shue Lam, LLD, aged 67, has been a non-executive director of the Company since December 2004. Dr. Yip holds a Bachelor of Arts degree and an honorary Doctor of Laws degree from the Concordia University, Canada. He is the founder and the Chairman of Canada Land Limited, a company listed on the Australian Stock Exchange and engaged in real estate development and tourist attraction business. He is also the Chairman of Cantravel Limited, Guangzhou. Dr. Yip has been active in public services and is presently a Standing Committee Member of The Chinese General Chamber of Commerce and the President of Concordia Hong Kong Foundation Limited. He also serves on the Board of Governors of The Canadian Chamber of Commerce in Hong Kong. In addition, Dr. Yip has been elected a Guangzhou Municipal Honorable Citizen.

BIOGRAPHICAL INFORMATION OF SENIOR MANAGEMENT

Mr. Albert Law Yu Kwan, **FCMA, AHKICPA, FAIA, FRFP**, aged 55, joined the Group in 1997 and is the Qualified Accountant and the Financial Controller. He is currently the Deputy President of The Chartered Institute of Management Accountants (Hong Kong Division) and Chairman of Enterprise Governance Committee. He is also a member of the Accounting Advisory Board, School of Business, The University of Hong Kong. He has over 35 years' experience in internal auditing, accounting, corporate finance, treasury and management consulting.

Mr. Xu Bin Bin, **MEng**, aged 45, joined the Group in 1996 and is the General Manager, Eastern Region Construction Materials. He has over 20 years' research, operational and management experience in construction materials industry.

Mr. Danny Chung Fuk Wing, **BASc, MBA, CEng, MIEE, MHKIE, MIE(Aust)**, aged 48, joined the Group in 1997 and is the General Manager, Beijing Construction Materials. He has over 20 years' operational and management experience in construction materials business.

Mr. Cheung Wing Hong, **FHKICPA, FCCA**, aged 46, joined the Group in 1989 and is the General Manager, Finance. He has over 24 years' experience in finance, accounting and auditing.

Mr. Gary Choi Siu Wah, **BSc, MBCS, CEng, MISACA**, aged 51, joined the Group in 1998 and is the General Manager, EDP. He has over 25 years' operational and management experience in information technology.

Mr. Albert Lau Ping Kwong, **BBA, MBA**, aged 54, joined the Group in 2003 and is the General Manager, Human Resources and Administration, Eastern Region Construction Materials. He has over 24 years' experience in human resources management and administration.

Mr. Cheung Hon Wan, **MA, ACMA, AHKICPA**, aged 48, joined the Group in 2004 and is the General Manager, Finance, Eastern Region Construction Materials. He has over 23 years' experience in finance and management consulting.

Mr. Chow Shu Yee, aged 58, joined the Group in 1994 and is the Deputy General Manager of K. Wah Construction Products Limited and K. Wah Materials Limited, Southern Region Construction Materials. He has over 34 years' experience in production management, sales and marketing and accounting and finance, a very substantial period of which is gained from senior management level.

Mr. Wang Yi Liang, **BEcon**, aged 41, joined the Group in 1997 and is the Deputy General Manager, Business Development cum Beijing Representative. He has over 15 years' experience in business development.

Mr. Johnny Ng Yuk Kay, **BSc(Eng), MBA**, aged 42, joined the Group in 1987 and is the General Manager, Shanghai RMC Operations, Eastern Region Construction Materials. He has over 20 years' experience in operational and management and business development of construction materials, as well as engineering project management and organization development.

Mr. Raymond Ng Kam Mun, **BCom, PgDCA, MBA, MAEB, ASA, ACS, ACIS, FIQ**, aged 43, rejoined the Group in 1991 and is the Deputy General Manager of K. Wah Quarry Company Limited, K. Wah Block Company Limited, K. Wah Stones (Zhu Hai) Company Limited and Construction Materials Limited, Southern Region Construction Materials. He has over 21 years' operational and management experience in construction materials business.

Mr. Alfred Ho Ka Lok, **MBA, MSc, MHKIE, CPM(HK), MHKIM**, aged 44, rejoined the Group in 1992 and is the Deputy General Manager of K. Wah Concrete Company Limited, Southern Region Construction Materials. He has over 23 years' operational and management experience in construction materials business.

Mr. John Tam Kwan Kwan, **BSc**, aged 43, rejoined the Group in 1989 and is the Deputy General Manager of Barichon Limited and Doran (Hong Kong) Limited and the General Manager of K. Wah Construction Products (Shenzhen) Company Limited, Doran Construction Products (Shenzhen) Company Limited and Shenzhen K. Wah Concrete Pile Company Limited, Southern Region Construction Materials. He has over 16 years' operational and management experience in construction materials industry.

Ms. Teresa Tham Kit Wan, **LLB., Solicitor**, aged 44, joined the Group in 1998 and is the Deputy General Manager, Legal. She has over 19 years' experience in legal and company secretarial field.

Mr. Chen Wei Rong, **Dip**, aged 50, joined the Group in 1998 and is the General Manager of Shanghai K. Wah Concrete Co. Ltd., Eastern Region Construction Materials. He currently represents Shanghai K. Wah Concrete Co. Ltd. to be the Vice Chairman of Shanghai Concrete Industry Association and Standing Councilor of China Concrete Institute. He has over 27 years' research, operational and management experience in construction materials business.

Mr. Edmund Yu Kwok Hung, **AHKICPA, FCCA**, aged 44, joined the Group in 1992 and is the Assistant General Manager of Operations, Guangzhou, Southern Region Construction Materials, the General Manager of Guangzhou K. Wah Nanfang Cement Limited and the Deputy General Manager of Guangdong Shao Gang Jia Yang New Materials Company Limited. He has over 21 years' experience in finance and accounting.

Mr. Rizal Lee Kok Hoong, **BA**, aged 47, joined the Group in 2001 and is the Assistant General Manager, Human and Organization Development. He has over 15 years' experience in management consulting and organization development.

Ms. Liza Yik Yuen Ling, **LLB, BSc, MBA, MIHRM(HK)**, aged 47, rejoined the Group in 2004 and is the Assistant General Manager, Human Resources and Administration, Southern Region Construction Materials. She has over 17 years' experience in human resources management and administration.

Mr. Clive Cheng Kan Hei, **MPAcc, FCCA, AHKICPA**, aged 39, rejoined the Group in 2004 and is the Assistant General Manager, Finance. He has over 15 years' experience in finance and accounting.

Ms. Kitty Chan Lai Kit, BA, ACIS, ACS, aged 39, joined the Group in 1989 and is the Company Secretary. She has over 15 years' experience in company secretarial matters.

The directors have pleasure in presenting to the shareholders their report together with the audited financial statements of the Company and the Group for the year ended 31st December 2004.

PRINCIPAL ACTIVITIES

During the year, the Company acted as an investment holding company and the principal activities of its principal subsidiaries, jointly controlled entities and associated companies were the manufacture, sale and distribution of construction materials in Hong Kong and mainland China.

The principal activities and other particulars of the principal subsidiaries, jointly controlled entities and associated companies of the Company as at 31st December 2004 are set out in note 36 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st December 2004 are set out in the consolidated profit and loss statement on page 46 of the annual report.

An interim scrip dividend equivalent to 1 cent (2003: 1 cent) per share with a cash option, totalling HK$12,833,000 (2003: HK$12,478,000) was paid during the year. The directors recommend the payment of a final cash dividend of 1 cent (2003: scrip dividend with cash option of 1 cent) per share, totalling HK$12,971,000 (2003: HK$12,690,000).

As a result, the total dividends for the year under review amount to 2 cents (2003: 2 cents).

SHARE CAPITAL

Details of the movements in the share capital of the Company during the year are set out in note 23 to the financial statements.

On 9th July 2004, 9,493,926 new shares were issued at a price of HK$0.6878 per share as the final dividend for the year ended 31st December 2003 to shareholders who had not made cash elections in respect of all or part of their shareholdings.

On 12th November 2004, 1,110,986 new shares were issued at a price of HK$1.6093 per share as the interim dividend for the year ended 31st December 2004 to shareholders who had not made cash elections in respect of all or part of their shareholdings.

During the year, 4,084,000 new shares, 12,074,000 new shares and 10,778,000 new shares were issued at the prices of HK$0.5333, HK$0.5216 and HK$0.514 per share respectively pursuant to share option schemes of the Company as a result of the exercise of share options by option holders.

The Company has not redeemed any of its shares during the year ended 31st December 2004. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares during the year.

RESERVES

Details of the movements in the reserves of the Group and the Company during the year are set out in note 25 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property, plant and equipment of the Group during the year are set out in note 13 to the financial statements.

DIRECTORS

The directors of the Company who served during the year were Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu, Mr. Joseph Chee Ying Keung, Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi, Mr. Yip Hing Chung, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

Mr. William Lo Chi Chung, Mr. Joseph Chee Ying Keung and Mr. James Ross Ancell were appointed as directors on 15th April 2004 and Dr. William Yip Shue Lam was appointed as director on 30th December 2004. Mr. Yip Hing Chung retired on 31st May 2004.

The respective names and biographical details of the directors and senior management are set out on pages 30 to 33 of the annual report.

In accordance with Article 106(A), Mr. Francis Lui Yiu Tung and Dr. Charles Cheung Wai Bun will retire from office by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election. In accordance with Article 97, Dr. William Yip Shue Lam will hold office until the forthcoming annual general meeting and, being eligible, offers himself for re-election.

None of the directors proposed for re-election has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

Subject to the approval of shareholders of the Company at the forthcoming annual general meeting, each of the directors of the Company would receive an annual directors' fee of HK$80,000 for the year ended 31st December 2004; non-executive directors (including independent non-executive directors) who acted as audit committee members would also receive an annual audit committee members' fee of HK$80,000.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business, to which the Company or its subsidiaries was a party and in which a director has or had a material beneficial interest, whether directly or indirectly, subsisted on 31st December 2004 or at any time during the year.

DIRECTORS' INTERESTS IN SECURITIES

At 31st December 2004, the interests of each director in the shares of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong (the "SFO")), K. Wah International Holdings Limited ("KWIH"), and the details of any right to subscribe for shares of the Company and KWIH and of the exercise of such rights, as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

(a) Ordinary Shares of the Company

	Number of Shares					
Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Lui Che Woo	8,085,831	1,468,496	76,880,265[1]	856,721,578[2]	943,156,170	72.75
Francis Lui Yiu Tung	2,980	—	—	856,721,578[2]	856,724,558	66.08
Chan Kai Nang	—	—	—	—	—	—
William Lo Chi Chung	186,000	—	—	—	186,000	0.01
Paddy Tang Lui Wai Yu	1,861,906	—	—	856,721,578[2]	858,583,484	66.22
Joseph Chee Ying Keung	1,350,000	—	—	—	1,350,000	0.10
Charles Cheung Wai Bun	1,810	—	—	—	1,810	0.00
Moses Cheng Mo Chi	—	—	—	—	—	—
James Ross Ancell	—	—	—	—	—	—
William Yip Shue Lam	—	—	—	—	—	—

DIRECTORS' INTERESTS IN SECURITIES (CONT'D)

(b) Share Options of the Company

Details are set out in the SHARE OPTION SCHEME section below.

(c) Ordinary Shares of KWIH

	Number of Shares					
Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Lui Che Woo	268,014	7,130,234	38,129,737(3)	1,257,389,151(2)	1,302,917,136	64.64
Francis Lui Yiu Tung	391,164	—	—	1,257,389,151(2)	1,257,780,315	62.40
Chan Kai Nang	—	—	—	—	—	—
William Lo Chi Chung	100,000	—	—	—	100,000	0.00
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,257,389,151(2)	1,262,028,317	62.61
Joseph Chee Ying Keung	—	—	—	—	—	—
Charles Cheung Wai Bun	7,239	—	—	—	7,239	0.00
Moses Cheng Mo Chi	—	—	—	—	—	—
James Ross Ancell	—	—	—	—	—	—
William Yip Shue Lam	—	—	—	—	—	—

(d) Share Options of KWIH

		Number of Options					
Name	Date of grant	Held at 1st January 2004	Granted during the year	Exercised during the year	Held at 31st December 2004	Exercise price (HK$)	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,350,000	—	—	1,350,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	2,000,000	—	—	2,000,000	0.7200	1st Mar 2004 – 28th Feb 2013
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,200,000	—	—	1,200,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,868,000	—	—	1,868,000	0.7200	1st Mar 2004 – 28th Feb 2013
Chan Kai Nang	—	—	—	—	—	—	—
William Lo Chi Chung	—	—	—	—	—	—	—

DIRECTORS' INTERESTS IN SECURITIES (CONT'D)

(d) Share Options of KWIH (Cont'd)

		Number of Options					
Name	Date of grant	Held at 1st January 2004	Granted during the year	Exercised during the year	Held at 31st December 2004	Exercise price (HK$)	Exercise period
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	—	600,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	870,000	—	—	870,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,269,000	—	—	1,269,000	0.7200	1st Mar 2004 – 28th Feb 2013
Joseph Chee Ying Keung	29th Dec 2003	*1,000,000	—	—	1,000,000	1.3000	30th Dec 2003 – 29th Dec 2013
Charles Cheung Wai Bun	28th Feb 2003	300,000	—	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013
Moses Cheng Mo Chi	—	—	—	—	—	—	—
James Ross Ancell	—	—	—	—	—	—	—
William Yip Shue Lam	—	—	—	—	—	—	—

* *representing the share options held by Joseph Chee Ying Keung as at his appointment date as director on 15th April 2004*

Notes:

(1) 76,880,265 shares in the Company were held by Best Chance Investments Ltd., which was controlled by Dr. Lui Che Woo.

(2) KWIH was interested in 852,775,351 shares in the Company representing more than one-third of its issued share capital held by a wholly owned subsidiary of KWIH. 1,257,389,151 shares in KWIH representing more than one-third of its issued share capital were held by the discretionary trusts established by Dr. Lui Che Woo as founder. In addition, one of the said discretionary trusts was interested in 3,946,227 shares in the Company.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those shares in KWIH and those shares in the Company held by the trusts and in those shares in the Company in which KWIH was interested as aforesaid.

(3) 35,075,725 shares and 3,054,012 shares in KWIH were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which were controlled by Dr. Lui Che Woo.

All the interests stated above represent long positions.

Save as disclosed above, as at 31st December 2004, none of the directors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS' INTERESTS

At 31st December 2004, the interests of every person (not being a director or chief executive of the Company) in the shares of the Company as recorded in the register required to be kept by the Company under section 336 of the SFO were as follows:

Name	Number of Ordinary Shares	% of Issued Share Capital
Best Chance Investments Ltd.	76,880,265	5.93
K. Wah International Holdings Limited	852,775,351	65.78
HSBC International Trustee Limited	856,722,033 (Note)	66.08

All the interests stated above represent long positions.

Note:

HSBC International Trustee Limited is the trustee of the discretionary trusts which hold 856,722,033 shares in the Company.

There was duplication of interests of:

(i) 856,721,578 shares in the Company between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Ms. Paddy Tang Lui Wai Yu and HSBC International Trustee Limited. Among these shares, 852,775,351 shares were also interested by KWIH;

(ii) 76,880,265 shares in the Company between Dr. Lui Che Woo and Best Chance Investments Ltd.; and

(iii) 1,257,389,151 shares in KWIH between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

Save as disclosed above, as at 31st December 2004, the Company had not been notified by any persons who had interests or short positions in the shares or underlying shares which would fall to be disclosed to the Company under the SFO.

SHARE OPTION SCHEME

The share option scheme of the Company ("Share Option Scheme") was approved and adopted by the shareholders at the annual general meeting held on 30th May 2002 ("Adoption Date"). The Share Option Scheme was also approved by the shareholders of KWIH at the annual general meeting of KWIH held on the Adoption Date. A summary of the Share Option Scheme is set out below:

(1) Purpose

To attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to employees, consultants, agents, representatives, advisers, suppliers of goods or services, customers, contractors, business allies and joint venture partners; and to promote the long term financial success of the Company by aligning the interests of option holders to shareholders.

SHARE OPTION SCHEME (CONT'D)

(2) Participants

(i) any employee of the Company or any affiliate and any senior executive or director of the Company or any affiliate; or

(ii) any consultant, agent, representative or adviser of the Company or any affiliate; or

(iii) any person who provides goods or services to the Company or any affiliate; or

(iv) any customer or contractor of the Company or any affiliate; or

(v) any business ally or joint venture partner of the Company or any affiliate; or

(vi) any trustee of any trust established for the benefit of employees; or

(vii) in relation to any of the above qualifying grantee who is an individual, a trust solely for the benefit of the qualifying grantee or his immediate family members, and companies controlled solely by the qualifying grantee or his immediate family members.

"Affiliate" means any company which is (a) a holding company of the Company; or (b) a subsidiary of a holding company of the Company; or (c) a subsidiary of the Company; or (d) a controlling shareholder of the Company; or (e) a company controlled by a controlling shareholder of the Company; or (f) a company controlled by the Company; or (g) an associated company of a holding company of the Company; or (h) an associated company of the Company.

(3) Total number of shares available for issue

Mandate Limit — Subject to the paragraph below, the total number of shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes of the Company must not in aggregate exceed 10% of the shares in issue as at the Adoption Date, being 121,787,040 shares.

Overriding Limit — The Company may by ordinary resolutions of the shareholders and by ordinary resolutions of the shareholders of KWIH refresh the Mandate Limit as referred to in the above paragraph provided the Company and KWIH shall issue a circular to their respective shareholders before such approval is sought. The overriding limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares in issue from time to time.

As at 31st December 2004, the total number of shares available for issue under the Share Option Scheme was 102,583,040 shares, which represented approximately 7.91% of the issued share capital of the Company on that date.

(4) Maximum entitlement of each participant

The total number of shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each participant must not exceed 1% of the shares in issue.

SHARE OPTION SCHEME (CONT'D)

(4) Maximum entitlement of each participant (Cont'd)

Subject to separate approval by the shareholders in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided the Company shall issue a circular to shareholders before such approval is sought, and separate approval by the shareholders of KWIH in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided KWIH shall issue a circular to shareholders before such approval is sought, the Company may grant options to a participant which would exceed this limit.

(5) Option period

The period within which the shares must be taken up under an option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant option.

(6) Minimum period for which an option must be held before it can vest

The minimum period, if any, for which an option must be held before it can vest shall be determined by the Board in its absolute discretion. The Share Option Scheme itself does not specify any minimum holding period.

(7) Payment on acceptance of the option

HK$1.00 is payable by the grantee to the Company on acceptance of the option offer. An offer must be accepted within 14 days from the date of grant (or such longer period as the Board may specify in writing).

(8) Basis of determining the subscription price

The subscription price shall be determined by the Board in its absolute discretion at the time of the grant but shall not be less than the highest of:

(i) the closing price of the shares on the date of grant;

(ii) the average closing prices of the shares for the five business days immediately preceding the date of grant; and

(iii) the nominal value of a share.

(9) The remaining life of the Share Option Scheme

The life of the Share Option Scheme is 10 years commencing on the Adoption Date and will expire on 29th May 2012.

SHARE OPTION SCHEME (CONT'D)

At 31st December 2004, the particulars of the options held by each of the directors of the Company, the employees of the Company in aggregate and other participants granted under the Share Option Scheme or under any other share option schemes of the Company, were as follows:

		Number of Options					
Name	Date of grant	Held at 1st January 2004	Lapsed during the year	Exercised during the year	Held at 31st December 2004	Exercise price (HK$)	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,800,000	—	—	1,800,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	2,000,000	—	—	2,000,000	0.5140	1st Mar 2004 – 28th Feb 2013
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,600,000	—	—	1,600,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,870,000	—	—	1,870,000	0.5140	1st Mar 2004 – 28th Feb 2013
Chan Kai Nang	28th Feb 2003	110,000	—	—	110,000	0.5140	1st Mar 2004 – 28th Feb 2013
William Lo Chi Chung	—	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	—	600,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,070,000	—	—	1,070,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,270,000	—	—	1,270,000	0.5140	1st Mar 2004 – 28th Feb 2013
Joseph Chee Ying Keung	30th Dec 1999	*650,000	—	650,000[(a)]	—	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	*1,000,000	—	—	1,000,000	0.5140	1st Mar 2004 – 28th Feb 2013
Charles Cheung Wai Bun	28th Feb 2003	300,000	—	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013
Moses Cheng Mo Chi	28th Feb 2003	300,000	—	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013
James Ross Ancell	—	—	—	—	—	—	—
William Yip Shue Lam	—	—	—	—	—	—	—
Employees	20th May 1998	9,262,000	3,876,000	3,784,000[(b)]	1,602,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	19,226,000	6,314,000	10,888,000[(c)]	#1,374,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	13,882,000	1,128,000	10,478,000[(d)]	#1,276,000	0.5140	1st Mar 2004 – 28th Feb 2013
Others	20th May 1998	600,000	—	300,000[(e)]	300,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,606,000	—	536,000[(e)]	1,070,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	Δ750,000	150,000	300,000[(e)]	300,000	0.5140	1st Mar 2004 – 28th Feb 2013

SHARE OPTION SCHEME (CONT'D)

* *representing the share options held by Joseph Chee Ying Keung as at his appointment date as director on 15th April 2004*

after reclassification of share options held by Joseph Chee Ying Keung under "Employees" to "Directors"

Δ *after reclassification of share options held by Yip Hing Chung under "Directors" to "Others" following his retirement as director on 31st May 2004*

Notes:

a. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the year was HK$0.61.

b. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the year was HK$1.19.

c. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the year was HK$1.31.

d. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the year was HK$1.42.

e. The options were exercised on the same date and the weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the year was HK$0.86.

All options referred to above are subject to a one-year vesting period.

No options were granted during the year.

The consideration paid by each grantee for each grant of options is HK$1.00.

Except for the Share Option Scheme, at no time during the year was the Company, its subsidiaries, its fellow subsidiaries or its holding companies a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years, as extracted from the audited accounts and adjusted as appropriate, is shown on pages 28 and 29 of the annual report.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st December 2004, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover; and the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represented less than 30% of the Group's total purchases.

None of the directors, their associates or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's issued share capital) had any interest in the five largest customers or suppliers (not including of a capital nature).

MANAGEMENT CONTRACTS

No substantial contracts concerning the management and administration of the Company were entered into or existed during the year.

AUDITORS

The financial statements of the Company for the year under review have been audited by PricewaterhouseCoopers, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting.

On behalf of the Board

Dr. Lui Che Woo
Chairman

Hong Kong, 3rd March 2005



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

TO THE SHAREHOLDERS OF
K. WAH CONSTRUCTION MATERIALS LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 46 to 80 which have been prepared in accordance with Hong Kong Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 3rd March 2005

Consolidated Profit and Loss Statement

For the year ended 31st December 2004

	Note	**2004** **HK$'000**	2003 HK$'000
Turnover	3	**1,299,143**	1,130,894
Cost of sales		**(1,248,459)**	(1,085,600)
Gross profit		**50,684**	45,294
Other revenues	3	**21,355**	21,527
Other operating income		**27,218**	44,132
Administrative expenses		**(54,376)**	(48,538)
Other operating expenses		**(15,084)**	(23,003)
Operating profit	4	**29,797**	39,412
Finance costs	5	**(3,864)**	(5,508)
Share of profits less losses of			
Jointly controlled entities		**14,622**	6,874
Associated companies		**3,371**	998
Profit before taxation		**43,926**	41,776
Taxation (charge)/credit	9	**(3,861)**	341
Profit after taxation		**40,065**	42,117
Minority interests		**(6,642)**	(1,912)
Profit attributable to shareholders	25	**33,423**	40,205
Dividends	11	**(25,804)**	(25,168)
		HK cents	HK cents
Earnings per share	12	**2.6**	3.2

At 31st December 2004

	Note	2004 HK$'000	2003 HK$'000
Property, plant and equipment	13	**787,028**	802,153
Jointly controlled entities	16	**382,136**	237,449
Associated companies	17	**18,650**	16,098
Other non-current assets	18	**272,834**	240,727
Non-current assets		**1,460,648**	1,296,427
Current assets			
Inventories	19	**93,175**	68,716
Debtors and prepayments	20	**547,604**	482,310
Tax recoverable		**1,938**	8,173
Other investments	21	**4,217**	5,150
Cash and bank balances		**170,952**	306,354
		817,886	870,703
Current liabilities			
Creditors and accruals	22	**341,995**	288,923
Current portion of long-term liabilities	26	**10,000**	10,000
Short-term bank loans, unsecured		**—**	90,000
Taxation payable		**1,396**	601
		353,391	389,524
Net current assets		**464,495**	481,179
		1,925,143	1,777,606
Financed by:			
Share capital	23	**129,648**	125,893
Reserves	25	**1,315,885**	1,288,370
Shareholders' funds		**1,445,533**	1,414,263
Minority interests		**154,010**	147,891
Long-term liabilities	26	**311,580**	200,800
Non-current liabilities	27	**14,020**	14,652
		1,925,143	1,777,606

Lui Che Woo
Director

Francis Lui Yiu Tung
Director

Company Balance Sheet

At 31st December 2004

	Note	2004 HK$'000	2003 HK$'000
Subsidiaries	15	**1,714,067**	1,488,442
Current assets			
Debtors and prepayments	20	**4**	8
Tax recoverable		**339**	1,991
Cash and bank balances		**21,179**	195,298
		21,522	197,297
Current liabilities			
Creditors and accruals	22	**2,189**	1,329
Current portion of long-term liabilities	26	**10,000**	10,000
Short-term bank loans, unsecured		**—**	90,000
		12,189	101,329
Net current assets		**9,333**	95,968
		1,723,400	1,584,410
Financed by:			
Share capital	23	**129,648**	125,893
Reserves	25	**1,282,172**	1,257,717
Shareholders' funds		**1,411,820**	1,383,610
Long-term liabilities	26	**311,580**	200,800
		1,723,400	1,584,410

Lui Che Woo
Director

Francis Lui Yiu Tung
Director

For the year ended 31st December 2004

	Note	2004 HK$'000	2003 HK$'000
Cash flows from operating activities			
Cash generated from operations	28(a)	**21,229**	59,415
Hong Kong profits tax refunded/(paid)		**6,731**	(2,545)
Mainland China income tax paid		**(1,996)**	(2,037)
Interest paid		**(3,864)**	(5,508)
Net cash from operating activities		**22,100**	49,325
Cash flows from investing activities			
Purchase of plant and equipment		**(68,894)**	(131,287)
Proceeds from sale of plant and equipment		**5,883**	2,258
Increase in investments in jointly controlled entities		**(95,883)**	(29,954)
Advances to jointly controlled entities		**(37,376)**	(5,582)
Deferred expenditure		**(4,145)**	(20,446)
Decrease in deferred receivable		**1,440**	2,873
Acquisition of long-term investments		**(51,864)**	—
Decrease in long-term investments		**1,402**	—
Acquisition of listed investments		**(18,456)**	(5,715)
Proceeds from disposal of listed investments		**15,563**	5,117
Advance to a fellow subsidiary		**—**	(219,000)
Repayment from a fellow subsidiary		**70,000**	149,000
Interest received		**3,296**	9,235
Dividends received from jointly controlled entities		**3,223**	681
Net cash used in investing activities		**(175,811)**	(242,820)
Cash flows from financing activities			
Issue of new shares		**13,842**	—
Net increase in loans from minority shareholders		**—**	2,053
Draw down of short-term bank loans		**—**	90,000
Repayment of short-term bank loans		**(90,000)**	(65,905)
Draw down of long-term bank loans		**271,580**	429,800
Repayment of long-term bank loans		**(160,800)**	(219,000)
Dividends paid to shareholders		**(17,205)**	(16,631)
Dividends paid to minority interests		**(851)**	(1,104)
Net cash from financing activities	28(b)	**16,566**	219,213
Net (decrease)/increase in cash and bank balances		**(137,145)**	25,718
Changes in exchange rates		**1,743**	(2,426)
Cash and bank balances at beginning of year		**306,354**	283,062
Cash and bank balances at end of year		**170,952**	306,354

Consolidated Statement of Changes in Equity

For the year ended 31st December 2004

	Note	**2004** **HK$'000**	2003 HK$'000
At beginning of the year		**1,414,263**	1,392,570
Changes in exchange rates	25	**1,210**	(1,881)
Issue of shares upon exercise of share options	23 & 25	**13,842**	—
Reserve arising on scrip dividends	23 & 25	**8,318**	8,279
Profit for the year	25	**33,423**	40,205
Dividends			
Final dividend	25	**(12,690)**	(12,432)
Interim dividend	25	**(12,833)**	(12,478)
At end of the year		**1,445,533**	1,414,263

1. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain properties and other investments, and in accordance with Hong Kong Financial Reporting Standards.

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Accounting Standards ("new HKFRSs"), which are effective for accounting periods beginning on or after 1st January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of K. Wah Construction Materials Limited and its subsidiaries made up to 31st December and the Group's attributable share of post-acquisition results and reserves of its jointly controlled entities and associated companies.

Results attributable to subsidiaries, jointly controlled entities and associated companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the date of acquisition or up to the date of disposal as applicable.

The profit or loss on disposal of subsidiaries, jointly controlled entities or associated companies is calculated by reference to the share of net assets at the date of disposal including the attributable amount of goodwill or negative goodwill which remains unamortised, including those previously taken directly to reserves.

Minority interests represent the interest of outside shareholders in the operating results and net assets of subsidiaries.

All significant inter-company transactions and balances within the Group are eliminated.

(c) Subsidiaries

A company is a subsidiary in which the Group directly or indirectly, holds more than 50% of the issued equity capital for the long-term, or controls more than 50% of the voting power, or controls the composition of the Board of Directors.

In the Company's balance sheet, investments in subsidiaries are carried at or below cost. Provision is made when, in the opinion of the Directors, there is impairment in value other than temporary in nature. The results of subsidiaries are accounted for by the Company on the basis of dividend income.

(d) Jointly controlled entities

A jointly controlled entity is a joint venture in respect of which a contractual arrangement is established between the participating ventures and whereby the Group together with the venturer undertake an economic activity which is subject to joint control and none of the venturers has unilateral control over the economic activity.

1. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(d) Jointly controlled entities (Cont'd)

Jointly controlled entities are accounted for under the equity method whereby the Group's share of results is included in the consolidated profit and loss statement and the Group's share of net assets is included in the consolidated balance sheet.

(e) Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

Associated companies are accounted for under the equity method whereby the Group's share of results is included in the consolidated profit and loss statement and the Group's share of net assets is included in the consolidated balance sheet.

(f) Goodwill

Goodwill represents the difference between the cost of an acquisition over the fair values ascribed to the Group's share of the net assets of the acquired subsidiaries, jointly controlled entities or associated companies at the effective date of acquisition.

Goodwill arising on acquisitions is included in the balance sheet as a separate asset and amortised using the straight-line method over its estimated useful life of not more than twenty years. The carrying amount of goodwill is reviewed annually and provision is only made when, in the opinion of the Directors, there is impairment in value other than temporary in nature.

Where the fair values ascribed to the net assets exceed the purchase consideration, such differences are recognised in the profit and loss statement in the year of acquisition or over the weighted average useful life of those non-monetary assets acquired.

(g) Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and provision for impairment in value other than temporary in nature.

Leasehold land and buildings and improvements are depreciated over their respective lease periods using the straight-line method. Other assets are depreciated over their estimated useful lives, using the straight-line method, at the following annual rates:

Plant and machinery	5 to 25%
Other assets	20 to 25%

Major costs incurred in restoring assets to their normal working condition are charged to the profit and loss statement. Improvements are capitalised and depreciated over their expected useful lives to the Group. The carrying amounts of assets are reviewed regularly. When the estimated recoverable amounts have declined permanently below their carrying amounts, the carrying amounts are written down to their estimated recoverable amounts. Expected future cash flows have been discounted in determining the recoverable amount.

1. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(g) Property, plant and equipment (Cont'd)

Profit or loss on disposal is determined as the difference between the net sales proceed and the carrying amount of the relevant asset, and is recognised in the profit and loss statement. Upon the disposal of revalued assets, the relevant realised revaluation reserve is transferred directly to revenue reserve.

(h) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed, held for their long-term investment potential and are not occupied by the Group. Investment properties are carried at fair values, representing their open market value based on professional valuation. A deficit in valuation is charged to the profit and loss statement; an increase is first credited to the profit and loss statement to the extent of valuation deficit previously charged and thereafter is credited to the investment properties revaluation reserve. Upon the disposal of an investment property, any relevant revaluation surplus realised is transferred to the profit and loss statement.

No depreciation is provided on investment properties held on leases of more than twenty years.

(i) Investments

Securities intended to be held for identified long-term purpose or strategic reason are included in the balance sheet under non-current assets and are carried at cost less provision. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investment will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss statement and is written back to profit and loss statement when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Securities which are acquired principally for the purpose of generating a profit from short-term fluctuation in prices are included in the balance sheet under current assets and are carried at fair value. The net unrealised gains or losses arising from the changes in fair value of investments are recognised in the profit and loss statement. Profits or losses on disposal of investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss statement as they arise.

(j) Deferred expenditure

Quarry site development represents costs of constructing infrastructure at the quarry site to facilitate excavation. Overburden removal costs are incurred to bring the quarry site into a condition ready for excavation. These costs are amortised over the estimated useful lives of the quarries and sites concerned using the straight-line method.

Pre-operating costs are expensed as they are incurred.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

1. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(l) Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(m) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on property, plant and equipment and tax losses carried forward. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred taxation assets relating to carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

(n) Revenue recognition

Sales of construction materials are recognised when the goods are delivered and legal title is transferred to customers. Rental income, net of any incentive given to the lessee, is recognised over the periods of the respective leases on a straight-line basis. Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable. Dividend income is recognised when the right to receive payment is certain.

(o) Leased assets

Leases where a significant portion of the risk and rewards of ownership are retained by the lessors are classified as operating leases. Rentals payable, net of incentives received from the lessors, under operating leases are charged to the profit and loss statement on a straight-line basis over the lease terms.

(p) Employee benefits

Contributions to defined contribution retirement benefit schemes are charged to the profit and loss statement in the year to which the contributions relate.

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

Provisions for bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

1. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(q) Borrowing costs

Interest and related costs on borrowings directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to complete and prepare the asset for its intended use or sale, are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss statement when they are incurred.

(r) Foreign currencies

Transactions in foreign currencies during the year are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at rates of exchange ruling at that date. Exchange differences arising are dealt with in the profit and loss statement.

Profit and loss statements of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the weighted average exchange rates for the year and balance sheets are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising from the translation of net investments are taken directly to reserves.

(s) Cash and cash equivalents

Cash and cash equivalents comprise cash and bank balances, deposits with banks and financial institutions repayable within three months from the date of placement, less bank overdrafts and advances from banks and financial institutions repayable within three months from the date of advance.

2. SEGMENT INFORMATION

The Group is principally engaged in the manufacture, sale and distribution of construction materials. There is no other significant identifiable separate business. In accordance with the Group's internal financial reporting and operating activities, the primary segment reporting is by geographical segments and a separate business segment is not relevant. Segment assets primarily consist of property, plant and equipment, other non-current assets, inventories, debtors and prepayments, and mainly exclude certain investments. Segment liabilities comprise mainly creditors and accruals. Sales are based on the country in which the customers are located.

A summary of the geographical segments is set out as follows:

Year ended 31st December 2004

	Hong Kong	Mainland China	Total
	HK$'000	*HK$'000*	*HK$'000*
Turnover	461,800	837,343	1,299,143
Other revenues	20,371	984	21,355
Operating profit	9,066	20,731	29,797
Finance costs			(3,864)
Share of profits less losses of			
Jointly controlled entities	—	14,622	14,622
Associated companies	3,371	—	3,371
Profit before taxation			43,926
Taxation charge			(3,861)
Profit after taxation			40,065
Minority interests	—	(6,642)	(6,642)
Profit attributable to shareholders			33,423
Segment assets	814,147	785,984	1,600,131
Jointly controlled entities	3,248	378,888	382,136
Associated companies	18,650	—	18,650
Unallocated assets			277,617
Total assets			2,278,534
Segment liabilities	119,113	223,018	342,131
Minority interests	99,721	54,289	154,010
Unallocated liabilities			336,860
Total liabilities			833,001
Capital expenditure	10,303	62,736	73,039
Depreciation	39,309	37,821	77,130
Amortisation	15,916	2,264	18,180

2. SEGMENT INFORMATION (CONT'D)

Year ended 31st December 2003

	Hong Kong	Mainland China	Total
	HK$'000	*HK$'000*	*HK$'000*
Turnover	537,482	593,412	1,130,894
Other revenues	20,995	532	21,527
Operating profit	13,831	25,581	39,412
Finance costs			(5,508)
Share of profits less losses of			
Jointly controlled entities	18	6,856	6,874
Associated companies	998	—	998
Profit before taxation			41,776
Taxation credit			341
Profit after taxation			42,117
Minority interests	—	(1,912)	(1,912)
Profit attributable to shareholders			40,205
Segment assets	904,727	584,386	1,489,113
Jointly controlled entities	3,078	234,371	237,449
Associated companies	16,098	—	16,098
Unallocated assets			424,470
Total assets			2,167,130
Segment liabilities	122,666	167,025	289,691
Minority interests	99,697	48,194	147,891
Unallocated liabilities			315,285
Total liabilities			752,867
Capital expenditure	38,184	113,549	151,733
Depreciation	41,670	25,352	67,022
Amortisation	14,897	778	15,675

3. TURNOVER AND OTHER REVENUES

	2004	2003
	HK$'000	*HK$'000*
Turnover		
Sales of construction materials	**1,299,143**	1,130,894
Other revenues		
Rental income	**13,138**	12,292
Interest Income		
Loan to a fellow subsidiary *(note 32(b))*	**579**	5,169
Loan to jointly controlled entities *(note 16)*	**981**	—
Other receivable	**3,940**	—
Bank deposits	**1,396**	2,545
Deferred receivable *(note 18)*	**1,321**	1,521
	21,355	21,527
	1,320,498	1,152,421

4. OPERATING PROFIT

	2004	2003
	HK$'000	*HK$'000*
Operating profit is stated after crediting:		
Gain on disposal of operating rights	**—**	28,260
Foreign exchange gain/(loss)	**823**	(920)
Write back of revaluation deficit of investment properties	**103**	—
Amortisation of negative goodwill	**632**	632
and after charging:		
Depreciation	**77,130**	67,022
Amortisation		
Quarry site development	**1,780**	1,284
Overburden removal costs	**16,400**	14,391
Operating lease rental		
Land and buildings	**13,067**	12,148
Plant and machinery	**—**	779
Royalty	**5,003**	4,275
Auditors' remuneration	**1,038**	979
Unrealised loss/(gain) of listed investments	**933**	(2,180)
Loss/(profit) on disposal of listed investments	**2,893**	(2,372)
Loss on disposal of plant and equipment	**1,109**	800
Cost of inventories sold	**1,141,258**	952,187
Staff costs, including Directors' remuneration	**163,353**	155,295
Impairment of long-term investments	**2,880**	2,145

5. FINANCE COSTS

	2004 *HK$'000*	2003 *HK$'000*
Interest expense		
Bank loans and overdrafts	**3,864**	5,508

6. DIRECTORS' REMUNERATION

	2004 *HK$'000*	2003 *HK$'000*
Fees	**390**	440
Salaries and other emoluments	**5,836**	3,921
Retirement benefits	**408**	259
	6,634	4,620

The emoluments of individual Directors of the Company fell within the following bands:

	Number of Directors 2004	2003
Nil – HK$1,000,000	**8**	7
HK$2,000,001 to HK$2,500,000	**3**	2
	11	9

Fees paid to independent non-executive Directors amounted to HK$120,000 (2003: HK$240,000) and no other emoluments were paid.

During the year, no option to subscribe for shares (2003: 6,000,000 shares at exercise price of HK$0.514 per share) of the Company were granted to the Directors. 650,000 options (2003: nil) were exercised by a Director at the exercise price of HK$0.5216.

7. MANAGEMENT REMUNERATION

The five individuals whose emoluments were the highest in the Group for the year include three (2003: two) Directors whose emoluments are reflected in note 6 above. The emoluments of the remaining two (2003: three) individuals are as follows:

	2004 *HK$'000*	2003 *HK$'000*
Salaries and other emoluments	**5,040**	5,575
Retirement benefits	**186**	332
	5,226	5,907

7. MANAGEMENT REMUNERATION (CONT'D)

The emoluments of these individuals fell within the following bands:

	Number of employees	
	2004	2003
HK$1,500,001 – HK$2,000,000	**—**	1
HK$2,000,001 – HK$2,500,000	**1**	2
HK$3,000,001 – HK$3,500,000	**1**	—
	2	3

8. RETIREMENT BENEFIT SCHEMES

The Group operates two defined contribution schemes in Hong Kong under the Mandatory Provident Fund (MPF) Scheme and Occupational Retirement Scheme Ordinance (ORSO) Scheme for employees depending on circumstance. The Group makes monthly contributions to the MPF Scheme equal to 5% of the employee's relevant income in compliance with the legislative requirement. The Group, where applicable, makes contributions to the ORSO Scheme at a rate equal to 5% to 10% of the employee's basic salary after deducting the contributions in respect of the MPF Scheme. The Group's contributions to the ORSO Scheme may be reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the Schemes are held separately from those of the Group in independently administered funds.

The employees in Mainland China participate in various pension plans organised by the relevant municipal and provincial government under which the Group is required to make monthly defined contributions to these plans at rates ranging from 8% to 22.5%, dependent upon the applicable local regulations. The Group has no other obligations for the payment of pension and other post-retirement benefits of employees other than the above payments.

The costs of the retirement benefit schemes charged to the profit and loss statement during the year comprise contributions to the schemes of HK$12,307,000 (2003: HK$13,735,000), after deducting forfeitures of HK$419,000 (2003: HK$82,000), leaving HK$47,000 (2003: HK$57,000) available to reduce future contributions.

9. TAXATION (CHARGE)/CREDIT

	2004	2003
	HK$'000	*HK$'000*
Company and subsidiaries		
Hong Kong profits tax	**(78)**	(150)
Mainland China income tax	**(2,217)**	(1,578)
Deferred taxation *(note 27(a))*	**—**	3,061
	(2,295)	1,333
Jointly controlled entities		
Mainland China income tax	**(756)**	(848)
Associated companies		
Hong Kong profits tax	**(810)**	(144)
	(3,861)	341

9. TAXATION (CHARGE)/CREDIT (CONT'D)

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the year after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the applicable taxation rate being the weighted average of rates prevailing in the countries in which the Group operates, as follows:

	2004	2003
	HK$'000	*HK$'000*
Profit before taxation	**43,926**	41,776
Tax calculated at applicable tax rate	**(7,978)**	(6,070)
Income under tax relief	**14,253**	15,260
Income not subject to tax	**111**	373
Expenses not deductible for tax purpose	**(2,248)**	(3,631)
Utilisation of previously unrecognised tax losses	**662**	4,686
Tax loss not recognised	**(8,984)**	(9,923)
Over provision of tax	**323**	932
Increase in tax on change in tax rate	**—**	(1,286)
Taxation (charge)/credit	**(3,861)**	341

10. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$31,573,000 (2003: HK$37,277,000).

11. DIVIDENDS

	2004	2003
	HK$'000	*HK$'000*
Interim scrip dividend with a cash option of 1 cent (2003: 1 cent) per share	**12,833**	12,478
Proposed final cash dividend of 1 cent (2003: scrip dividend with a cash option of 1 cent) per share	**12,971**	12,690
	25,804	25,168
The dividends have been partially settled by cash as follows:		
Interim	**11,044**	6,197
Final	**—**	6,161
	11,044	12,358

The Board of Directors recommended a final cash dividend of 1 cent (2003: scrip dividend with a cash option of 1 cent) per share. This dividend will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2005.

12. EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$33,423,000 (2003: HK$40,205,000) and the weighted average number of 1,276,189,000 shares (2003: 1,247,373,000 shares) in issue during the year.

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 31st December 2004 would not have a dilutive effect on the earnings per share.

13. PROPERTY, PLANT AND EQUIPMENT

Group

	Leasehold land and buildings	**Investment properties**	**Leasehold improvements**	**Plant and machinery**	**Other assets**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Cost or valuation						
At 31st December 2003	348,943	42,000	31,983	668,523	262,314	1,353,763
Additions	19,625	—	563	42,448	6,258	68,894
Disposals	—	—	—	(10,588)	(11,891)	(22,479)
Reclassification	(27,940)	27,940	—	—	—	—
Revaluation	—	(4,440)	—	—	—	(4,440)
At 31st December 2004	340,628	65,500	32,546	700,383	256,681	1,395,738
Accumulated depreciation						
At 31st December 2003	46,325	—	22,299	360,423	122,563	551,610
Charge for the year	8,574	—	1,854	42,782	23,920	77,130
Reclassification	(4,543)	4,543	—	—	—	—
Disposals	—	—	—	(6,492)	(8,995)	(15,487)
Revaluation	—	(4,543)	—	—	—	(4,543)
At 31st December 2004	50,356	—	24,153	396,713	137,488	608,710
Net book value						
At 31st December 2004	**290,272**	**65,500**	**8,393**	**303,670**	**119,193**	**787,028**
At 31st December 2003	302,618	42,000	9,684	308,100	139,751	802,153

(a) Leasehold land and buildings are stated at cost or valuation less depreciation as detailed in note 14. Investment properties are held under medium term leases in Hong Kong and were valued at 31st December 2004 on an open market value basis by Vigers Appraisal & Consulting Limited, independent professional valuers.

(b) Leasehold land and buildings with net book values of HK$226,628,000 (2003: HK$231,966,000) have been pledged to secure the Group's banking facilities.

(c) Other assets comprise barges, furniture and equipment and motor vehicles.

(d) Apart from the properties mentioned under (a) above, all other assets are carried at cost.

14. LEASEHOLD LAND AND BUILDINGS

Leasehold land and buildings are held under medium term leases as follows:

	Hong Kong	Outside Hong Kong	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At cost	**296,935**	**43,693**	**340,628**	321,003
At professional valuation 1990	**—**	**—**	**—**	27,940
	296,935	**43,693**	**340,628**	348,943

15. SUBSIDIARIES

	Company	
	2004	2003
	HK$'000	*HK$'000*
Unlisted shares, at cost	**1**	1
Loans receivable	**300,556**	370,556
Amounts receivable	**2,103,854**	1,776,330
Amounts payable	**(673,952)**	(642,053)
	1,730,459	1,504,834
Provision	**(16,392)**	(16,392)
	1,714,067	1,488,442

The loans receivable are unsecured, carry interest at prevailing market interest rate and have no fixed terms of repayment. The amounts receivable and payable are unsecured, interest free and have no fixed terms of repayment.

Details of the subsidiaries which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 36(a).

16. JOINTLY CONTROLLED ENTITIES

	Group	
	2004	2003
	HK$'000	*HK$'000*
Share of net assets	**248,243**	141,913
Amounts receivable	**133,893**	95,536
	382,136	237,449

Amounts receivable of HK$42,705,000, of which HK$5,645,000 is secured, carry interest at prevailing market rate and have fixed terms of repayment. The remaining amounts receivable are unsecured, interest free and have no fixed terms of repayment.

Details of jointly controlled entities which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 36(b).

17. ASSOCIATED COMPANIES

	Group	
	2004	2003
	HK$'000	*HK$'000*
Share of net assets	**18,650**	16,098

Details of associated companies which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 36(c).

18. OTHER NON-CURRENT ASSETS

	Group	
	2004	2003
	HK$'000	*HK$'000*
Deferred expenditure		
Overburden removal costs	**99,679**	114,366
Quarry site development	**14,073**	13,421
	113,752	127,787
Deferred receivable	**6,707**	8,147
Long-term investments		
Listed in Hong Kong	**972**	2,487
Unlisted	**151,403**	102,306
	152,375	104,793
	272,834	240,727
Market value of listed long-term investments	**708**	736

Deferred receivable represents advances to various contractors. The advances are secured by assets provided by the contractors, carry interest at prevailing market rate and are repayable by monthly instalments up to 2009. The current portion of the receivable is included under other receivables.

19. INVENTORIES

	Group	
	2004	2003
	HK$'000	*HK$'000*
Aggregates and sand	**36,959**	24,820
Concrete pipes, piles and blocks	**16,762**	8,723
Cement	**8,750**	4,813
Spare parts	**22,620**	22,861
Consumables	**8,084**	7,499
	93,175	68,716

The carrying amounts of inventories stated at net realisable value amounted to HK$3,550,000 (2003: HK$1,809,000).

20. DEBTORS AND PREPAYMENTS

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade debtors *(note (a))*	**455,380**	345,050	**—**	—
Loan to a fellow subsidiary *(note (b))*	**—**	70,000	**—**	—
Other receivables	**32,973**	29,330	**4**	—
Prepayments	**59,251**	37,930	**—**	8
	547,604	482,310	**4**	8

(a) The Group has established credit policies which follow local industry standards. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

The aging analysis of the Group's trade debtors based on the invoice dates and net of provision for bad and doubtful debts is as follows:

	2004	2003
	HK$'000	*HK$'000*
Within one month	**124,282**	127,199
Two to three months	**153,943**	141,138
Four to six months	**88,658**	57,015
Over six months	**88,497**	19,698
	455,380	345,050

(b) In July 2002, the Group granted a guaranteed unsecured revolving loan facility of HK$330 million to a fellow subsidiary. The loan carries interest at 2.38% per annum above three-month HIBOR, with maturity of three years and an option to extend the maturity for further one or two years. The maximum loan outstanding during the year was HK$70 million (2003: HK$219 million).

21. OTHER INVESTMENTS

	Group	
	2004	2003
	HK$'000	*HK$'000*
Listed in Hong Kong, at market value	**4,217**	5,150

22. CREDITORS AND ACCRUALS

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade creditors	**193,859**	138,266	**—**	—
Other creditors	**55,773**	62,794	**—**	—
Accrued operating expenses	**87,078**	82,052	**2,189**	1,329
Deposits received	**5,285**	5,811	**—**	—
	341,995	288,923	**2,189**	1,329

The aging analysis of the Group's trade creditors based on the invoice dates is as follows:

	2004	2003
	HK$'000	*HK$'000*
Within one month	**80,834**	81,864
Two to three months	**62,659**	38,658
Four to six months	**26,502**	9,649
Over six months	**23,864**	8,095
	193,859	138,266

23. SHARE CAPITAL

	Ordinary shares of HK$0.10 each	*HK$'000*
Authorised:		
At 31st December 2003 and 2004	3,888,000,000	388,800
Issued and fully paid:		
At 31st December 2002	1,243,207,815	124,321
Issued as scrip dividends	15,726,836	1,572
At 31st December 2003	1,258,934,651	125,893
Exercise of share options	26,936,000	2,695
Issued as scrip dividends	10,604,912	1,060
At 31st December 2004	**1,296,475,563**	**129,648**

24. SHARE OPTION SCHEME

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected executives. At the Annual General Meeting of the Company held on 30th May 2002, the shareholders approved the adoption of a new share option scheme and termination of the existing share option scheme (which was adopted on 23rd June 2000), whereas options granted under the old scheme remain effective. Under the new scheme, share options may be granted to Directors, senior executives or employees of the Company or its affiliates. Consideration to be paid on each grant of option is HK$1.00. The period within which the shares to be taken up under an option is determined by the Board from time to time, except that such period shall not expire more than 10 years from the date of grant of the option.

Movements in the number of share options outstanding during the year are as follows:

	2004	2003
At beginning of year	**58,746,000**	38,264,000
Granted *(note (a))*	**—**	20,482,000
Exercised *(note (b))*	**(26,936,000)**	—
Lapsed *(note (c))*	**(11,468,000)**	—
At end of year *(note (d))*	**20,342,000**	58,746,000

(a) Options granted

Share options were granted on 28th February 2003 at the exercise price of HK$0.5140 per share and expire on 28th February 2013. Consideration received was HK$67 in 2003 in respect of the share options granted.

24. SHARE OPTION SCHEME (CONT'D)

(b) Options exercised

Exercise period	Exercise price	Number of shares issued
	HK$	
January 2004	0.5333	130,000
January 2004	0.5216	684,000
February 2004	0.5333	1,500,000
February 2004	0.5216	3,292,000
February 2004	0.5140	300,000
March 2004	0.5333	54,000
March 2004	0.5216	724,000
March 2004	0.5140	3,420,000
April 2004	0.5216	124,000
May 2004	0.5333	270,000
May 2004	0.5216	650,000
June 2004	0.5333	270,000
June 2004	0.5216	200,000
June 2004	0.5140	476,000
July 2004	0.5333	80,000
July 2004	0.5216	216,000
July 2004	0.5140	58,000
August 2004	0.5216	400,000
August 2004	0.5140	404,000
September 2004	0.5333	880,000
September 2004	0.5216	2,196,000
September 2004	0.5140	1,046,000
October 2004	0.5333	706,000
October 2004	0.5216	2,376,000
October 2004	0.5140	4,102,000
November 2004	0.5333	194,000
November 2004	0.5216	622,000
November 2004	0.5140	890,000
December 2004	0.5216	590,000
December 2004	0.5140	82,000
		26,936,000

24. SHARE OPTION SCHEME (CONT'D)

(c) Options lapsed

Exercise period	Exercise price	Number of share options	
		2004	2003
	HK$		
20th May 1999 to 19th May 2008	0.5333	**3,876,000**	—
30th December 2000 to 29th December 2009	0.5216	**6,314,000**	—
1st March 2004 to 28th February 2013	0.5140	**1,278,000**	—
		11,468,000	—

(d) Outstanding options

Exercise period	Exercise price	Number of share options	
		2004	2003
	HK$		
Directors			
20th May 1999 to 19th May 2008	0.5333	**3,100,000**	3,100,000
30th December 2000 to 29th December 2009	0.5216	**4,470,000**	4,470,000
1st March 2004 to 28th February 2013	0.5140	**6,850,000**	6,000,000
Employees and others			
20th May 1999 to 19th May 2008	0.5333	**1,902,000**	9,862,000
30th December 2000 to 29th December 2009	0.5216	**2,444,000**	20,832,000
1st March 2004 to 28th February 2013	0.5140	**1,576,000**	14,482,000
		20,342,000	58,746,000

25. RESERVES

Group

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Land and buildings revaluation reserve HK$'000	Revenue reserve HK$'000	Total HK$'000
At 31st December 2003	544,000	4,395	70	27,363	712,542	1,288,370
Changes in exchange rates	—				1,210	1,210
Premium on shares issued	11,147	—	—	—	—	11,147
Shares issued as scrip dividends	(1,060)	—	—	—	—	(1,060)
Reserves arising on scrip dividends	—	—	—	—	8,318	8,318
Profit for the year	—	—	—	—	33,423	33,423
2003 final dividend	—	—	—	—	(12,690)	(12,690)
2004 interim dividend	—	—	—	—	(12,833)	(12,833)
At 31st December 2004	**554,087**	**4,395**	**70**	**27,363**	**729,970**	**1,315,885**
Company and subsidiaries	554,087	4,395	70	27,363	736,281	1,322,196
Jointly controlled entities	—	—	—	—	(12,309)	(12,309)
Associated companies	—	—	—	—	5,998	5,998
	554,087	4,395	70	27,363	729,970	1,315,885
At 31st December 2002	545,572	4,395	70	27,363	690,849	1,268,249
Changes in exchange rates	—	—	—	—	(1,881)	(1,881)
Shares issued as scrip dividends	(1,572)	—	—	—	—	(1,572)
Reserves arising on scrip dividends	—	—	—	—	8,279	8,279
Profit for the year	—	—	—	—	40,205	40,205
2002 final dividend	—	—	—	—	(12,432)	(12,432)
2003 interim dividend	—	—	—	—	(12,478)	(12,478)
At 31st December 2003	544,000	4,395	70	27,363	712,542	1,288,370
Company and subsidiaries	544,000	4,395	70	27,363	731,852	1,307,680
Jointly controlled entities	—	—	—	—	(22,756)	(22,756)
Associated companies	—	—	—	—	3,446	3,446
	544,000	4,395	70	27,363	712,542	1,288,370

25. RESERVES (CONT'D)

Company

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Revenue reserves HK$'000	Total HK$'000
At 31st December 2003	544,000	235,239	70	478,408	1,257,717
Premium on share issue	11,147	—	—	—	11,147
Shares issued as scrip dividends	(1,060)	—	—	—	(1,060)
Reserves arising on scrip dividends	—	—	—	8,318	8,318
Profit for the year	—	—	—	31,573	31,573
2003 final dividend	—	—	—	(12,690)	(12,690)
2004 interim dividend	—	—	—	(12,833)	(12,833)
At 31st December 2004	**554,087**	**235,239**	**70**	**492,776**	**1,282,172**
At 31st December 2002	545,572	235,239	70	457,762	1,238,643
Shares issued as scrip dividends	(1,572)	—	—	—	(1,572)
Reserves arising on scrip dividends	—	—	—	8,279	8,279
Profit for the year	—	—	—	37,277	37,277
2002 final dividend	—	—	—	(12,432)	(12,432)
2003 interim dividend	—	—	—	(12,478)	(12,478)
At 31st December 2003	544,000	235,239	70	478,408	1,257,717

Reserves of the Company available for distribution to shareholders amount to HK$492,776,000 (2003: HK$478,408,000).

26. LONG-TERM LIABILITIES

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Bank loans				
Secured	—	20,800	—	20,800
Unsecured	**321,580**	190,000	**321,580**	190,000
	321,580	210,800	**321,580**	210,800
Current portion included in current liabilities	**(10,000)**	(10,000)	**(10,000)**	(10,000)
	311,580	200,800	**311,580**	200,800
The bank loans are repayable within the following periods:				
Within one year	**10,000**	10,000	**10,000**	10,000
Between one to two years	**40,000**	30,800	**40,000**	30,800
Between two to five years	**271,580**	170,000	**271,580**	170,000
	321,580	210,800	**321,580**	210,800

27. NON-CURRENT LIABILITIES

	Group	
	2004	2003
	HK$'000	*HK$'000*
Deferred taxation liabilities *(note (a))*	**13,884**	13,884
Negative goodwill *(note (b))*	**136**	768
	14,020	14,652

(a) Deferred taxation

Deferred taxation assets and liabilities are offset when there is a legal right to set off current taxation assets with current taxation liabilities and when the deferred taxation relates to the same authority. The above liabilities shown in the consolidated balance sheet are determined after appropriate offsetting of the relevant amounts.

Deferred taxation is calculated in full on temporary differences under the liability method using applicable tax rates prevailing in the countries in which the Group operates. Movements on the deferred taxation liabilities/(assets) are as follows:

	Depreciation allowance	**Tax losses**	**Others**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 31st December 2002	41,743	(24,169)	(629)	16,945
(Credit)/charge to profit and loss statement	2,387	(5,257)	(191)	(3,061)
At 31st December 2003	44,130	(29,426)	(820)	13,884
(Credit)/charge to profit and loss statement	(4,667)	3,847	820	—
At 31st December 2004	**39,463**	**(25,579)**	**—**	**13,884**

Deferred taxation assets of HK$32,252,000 (2003: HK$28,508,000) arising from unused tax losses and other temporary differences totaling of HK$165,108,000 (2003: HK$138,359,000) have not been recognised in the accounts. Unused tax losses of HK$121,008,000 (2003: HK$81,162,000) have no expiry date and the balance will expire at various dates up to and including 2010.

(b) Negative goodwill

	Group	
	2004	2003
	HK$'000	*HK$'000*
Cost	**2,663**	2,663
Accumulated amortisation	**(2,527)**	(1,895)
At end of the year	**136**	768

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to cash generated from operations

	2004 HK$'000	2003 HK$'000
Operating profit	**29,797**	39,412
Depreciation	**77,130**	67,022
Write back of revaluation deficit of investment properties	**(103)**	—
Loss on disposal of plant and equipment	**1,109**	800
Loss/(profit) on disposal of listed investments	**2,893**	(2,372)
Unrealised loss/(gain) on listed investments	**933**	(2,180)
Impairment of long-term investments	**2,880**	2,145
Interest income	**(8,217)**	(9,235)
Amortisation of deferred expenditure	**18,180**	15,675
Amortisation of negative goodwill	**(632)**	(632)
Operating profit before working capital changes	**123,970**	110,635
Increase in inventories	**(24,459)**	(26,091)
Increase in debtors and prepayments	**(135,294)**	(51,651)
Increase in creditors and accruals	**57,012**	26,522
Cash generated from operations	**21,229**	59,415

(b) Analysis of changes in financing

	Share capital and premium HK$'000	Bank loans HK$'000	Minority interests HK$'000	Total HK$'000
As 31st December 2003	669,893	300,800	147,891	1,118,584
Changes in exchange rates	—	—	328	328
Minority share of profits for the year	—	—	6,642	6,642
Cash inflow/(outflow) from financing	13,842	20,780	(851)	33,771
At 31st December 2004	683,735	321,580	154,010	1,159,325
As 31st December 2002	669,893	65,905	145,334	881,132
Changes in exchange rates	—	—	(304)	(304)
Minority share of profits for the year	—	—	1,912	1,912
Cash inflow from financing	—	234,895	949	235,844
At 31st December 2003	669,893	300,800	147,891	1,118,584

29. CAPITAL COMMITMENTS

	Group	
	2004	2003
	HK$'000	*HK$'000*
Contracted but not provided for	**75,198**	51,339

30. OPERATING LEASE COMMITMENTS

The future aggregate minimum lease rental expense in respect of land and buildings under non-cancellable operating leases is payable in the following periods:

	Group	
	2004	2003
	HK$'000	*HK$'000*
First year	**7,497**	7,339
Second to fifth years inclusive	**24,843**	23,743
After the fifth year	**22,696**	30,638
	55,036	61,720

31. OPERATING LEASE RENTAL RECEIVABLE

The future aggregate minimum lease rental income in respect of land and buildings under non-cancellable operating leases is payable in the following periods:

	Group	
	2004	2003
	HK$'000	*HK$'000*
First year	**13,444**	11,876
Second to fifth years inclusive	**47,952**	39,408
After the fifth year	**20,525**	30,377
	81,921	81,661

32. RELATED PARTY TRANSACTIONS

Significant related party transactions carried out in the normal course of the Group's business activities during the year are as follows:

(a) Sales of aggregates to an associated company amounted to HK$18,640,000 (2003: HK$16,375,000). These were made at prices and terms no less than those charged to other third party customers of the Group.

(b) The Group receives interest income of HK$579,000 (2003: HK$5,169,000) in respect of loan advanced to a fellow subsidiary as detailed in note 20(b).

(c) Rental income from an associated company amounted to HK$9,737,000 (2003: HK$9,691,000) based on the terms of rental agreement between the parties.

33. CONTINGENT LIABILITIES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$289,804,000 (2003: HK$291,516,000), of which HK$104,792,000 (2003: HK$108,490,000) have been utilised.

34. HOLDING COMPANY AND ULTIMATE HOLDING COMPANY

At 31st December 2004, the Company was a 65.8% owned subsidiary of Sutimar Enterprises Limited, incorporated in the British Virgin Islands, which is a wholly owned subsidiary of K. Wah International Holdings Limited, incorporated in Bermuda.

The Directors regard K. Wah International Holdings Limited as being the ultimate holding company.

35. APPROVAL OF ACCOUNTS

The financial statements were approved by the Board of Directors on 3rd March 2005.

36. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES

(a) Subsidiaries

Name of company	Principal place of operation	Issued share capital: Number of ordinary shares	Issued share capital: Number of non-voting deferred shares	Par value per share HK$	Percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong						
Barichon Limited	Hong Kong	3,000,000	—	1	99.93	Sale and distribution of concrete pipes
Brighten Lion Limited	Hong Kong	2	—	1	100	Provision of finance
Chelsfield Limited	Hong Kong	2,111,192	—	10	100	Investment holding
Citifair Asia Limited	Hong Kong	10	—	1	100	Investment holding
Construction Materials Limited	Hong Kong	30,000	—	10	100	Sale of aggregates
Doran (Hong Kong) Limited	Hong Kong	1,000	—	10	100	Sale and distribution of concrete pipes
K. Wah Concrete Company Limited	Hong Kong	2	1,000	100	100	Manufacture, sale and distribution of ready-mixed concrete
K. Wah Construction Materials (Hong Kong) Limited	Hong Kong	2	2	10	100	Provision of management services

36. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (CONT'D)

(a) Subsidiaries (Cont'd)

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Number of non-voting deferred shares	Par value per share HK$	Percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong (Cont'd)						
K. Wah Construction Products Limited	Hong Kong	2	1,000	100	100	Manufacture, sale and distribution of concrete products
K. Wah Materials Limited	Hong Kong	28,080,002	—	1	100	Trading
K. Wah Quarry Company Limited	Hong Kong	2	100,000	100	100	Sale of aggregates
K. Wah Stones (Zhu Hai) Company Limited	Zhuhai	2	1,000	10	100	Quarrying
K. Wah Trading and Development Limited	Hong Kong	2	2	10	100	Trading
KWP Quarry Co. Limited	Hong Kong	9,000,000	—	1	63.5	Quarrying
Lightway Limited	Hong Kong	2	2	1	100	Property investment
Master Target Limited	Hong Kong	2	—	1	100	Investment holding
Quanturn Limited	Hong Kong	2	—	1	100	Equipment leasing
Rainbow Country Limited	Hong Kong	2	—	1	100	Investment holding
Rainbow Mark Limited	Hong Kong	100	—	1	95	Investment holding
Rainbow States Limited	Hong Kong	2	—	1	100	Investment holding
Star Home Limited	Hong Kong	2	—	1	100	Investment holding
Triconville Investments Limited	Hong Kong	10	—	1	100	Investment holding

36. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (CONT'D)

(a) Subsidiaries (Cont'd)

Name of company	Principal place of operation	Registered capital	Percentage of equity held by the Group	Principal activities
Incorporated in Mainland China				
Wholly-owned foreign enterprise				
Doran Construction Products (Shenzhen) Co., Ltd.	Shenzhen	HK$10,000,000	100	Manufacture, sale and distribution of concrete pipes
K. Wah Construction Products (Shenzhen) Co., Ltd.	Shenzhen	US$1,290,000	100	Manufacture, sale and distribution of concrete pipes
K. Wah Consultancy (Guangzhou) Co., Ltd.	Guangzhou	HK$1,560,000	100	Provision of management services
K. Wah Consultancy (Shanghai) Co., Ltd.	Shanghai	US$350,000	100	Provision of management services
K. Wah Quarry (Huzhou) Co., Ltd.	Huzhou	US$4,250,000	100	Quarrying
Shanghai K.Wah Qingsong Concrete Co. Ltd.	Shanghai	US$2,420,000	100	Manufacture, sale and distribution of ready-mixed concrete
深圳嘉華混凝土管樁有限公司	Shenzhen	US$2,100,000	100	Manufacture, sale and distribution of concrete piles
Cooperative joint venture				
Beijing Shoujia Stone Co., Ltd.	Beijing	US$1,080,000	55	Quarrying
Beijing K.Wah GaoQiang Concrete Co. Ltd.	Beijing	US$2,450,000	100	Manufacture, sale and distribution of ready-mixed concrete
K. Wah Materials (Huidong) Ltd.	Huidong	US$2,800,000	100	Quarrying
Nanjing K. Wah Concrete Co., Ltd.	Nanjing	US$1,330,000	100	Manufacture, sale and distribution of ready-mixed concrete

36. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (CONT'D)

(a) Subsidiaries (Cont'd)

Name of company	Principal place of operation	Registered capital	Percentage of equity held by the Group	Principal activities
Incorporated in Mainland China (Cont'd)				
Cooperative joint venture (Cont'd)				
Shanghai Beicai Concrete Co., Ltd.	Shanghai	RMB31,500,000	100	Manufacture, Sale and distribution of ready-mixed Concrete
Shanghai Jiajian Concrete Co., Ltd.	Shanghai	RMB17,400,000	60	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jia Shen Concrete Co., Ltd.	Shanghai	RMB4,400,000	100	Manufacture, sale and distribution of ready-mixed concrete
Shanghai K. Wah Concrete Co., Ltd.	Shanghai	RMB10,000,000	100	Manufacture, sale and distribution of ready-mixed concrete and provision of quality assurance service
Shanghai K. Wah Concrete Piles Co., Ltd.	Shanghai	US$2,500,000	100	Manufacture, sale and distribution of concrete piles
Equity joint venture				
Shanghai Ganghui Concrete Co., Ltd.	Shanghai	US$4,000,000	60	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiafu Concrete Co., Ltd.	Shanghai	US$1,400,000	55	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Xin Cai Concrete Co., Ltd.	Shanghai	US$2,100,000	99	Manufacture, sale and distribution of ready-mixed concrete

36. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (CONT'D)

(a) Subsidiaries (Cont'd)

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Par value per share	Percentage of equity held by the Group	Principal activities
Incorporated in the British Virgin Islands					
Eternal Profits International Limited	Hong Kong	10	US$1	100	Property investment
Fairlight Investments Limited	Hong Kong	10	US$1	100*	Investment holding
High Regard Investments Limited	Hong Kong	20	US$1	100	Investment holding
Latent Developments Limited	Hong Kong	10	US$1	100	Investment holding
Profit Access Investments Limited	Hong Kong	10	US$1	100	Investment holding
Prosperous Fields Limited	Hong Kong	10	US$1	100	Investment holding
Taksin Profits Limited	Hong Kong	17	US$1	100	Investment holding
Woodland Assets Limited	Hong Kong	10	US$1	100	Investment holding
Incorporated in Macau					
K. Wah (Macao Commercial Offshore) Company Limited	Macau	1 quota	MOP100,000	100	Trading

* *Wholly owned and directly held by the Company*

36. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (CONT'D)

(b) Jointly Controlled Entities

Name of company	Principal place of operation	Registered capital	Percentage of equity held by the Group	Principal activities
Incorporated in Mainland China				
Anhui Masteel K. Wah New Building Materials Co., Ltd.	Maanshan	US$4,290,000	30	Manufacture, sale and distribution of slag
Beijing Shougang K.Wah Construction Materials Co. Ltd.	Beijing	RMB50,000,000	40	Manufacture, sale and distribution of slag
Guangzhou K. Wah Nanfang Cement Limited	Guangzhou	RMB100,000,000	50	Manufacture, sale and distribution of cement
Shanghai Bao Jia Concrete Co., Ltd.	Shanghai	US$4,000,000	50	Manufacture, sale and distribution of ready-mixed concrete
Maanshan Masteel K.Wah Concrete Co. Ltd.	Maanshan	US$2,450,000	30	Manufacture, sale and distribution of ready-mixed concrete
Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd.	Kunming	RMB300,000,000	30	Manufacture, sales and distribution of cement and slag
Guangdong Shaogang Jia Yang New Materials Co. Ltd.	Shaoguan	US$6,000,000	35	Manufacture, sale and distribution of slag

(c) Associated Companies

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Par value per share HK$	Percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong					
Tarmac Asphalt Hong Kong Limited	Hong Kong	1,100,000	10	20	Manufacture, sale and distribution and laying of asphalt

36. 主要附屬公司、共同控制實體及聯營公司(續)

(b) 共同控制實體

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
在中國內地註冊成立				
安徽馬鋼嘉華新型建材有限公司	馬鞍山	美元4,290,000	30	製造、銷售及分銷礦渣
北京首鋼嘉華建材有限公司	北京	人民幣50,000,000	40	製造、銷售及分銷礦渣
廣州市嘉華南方水泥有限公司	廣州	人民幣100,000,000	50	製造、銷售及分銷水泥
上海寶嘉混凝土有限公司	上海	美元4,000,000	50	製造、銷售及分銷預拌混凝土
馬鞍山馬鋼嘉華商品混凝土有限公司	馬鞍山	美元2,450,000	30	製造、銷售及分銷預拌混凝土
雲南昆鋼嘉華水泥建材有限公司	昆明	人民幣300,000,000	30	製造、銷售及分銷水泥及礦渣
廣東韶鋼嘉羊新型材料有限公司	韶關	美元6,000,000	35	製造、銷售及分銷礦渣

(c) 聯營公司

公司名稱	主要經營地區	發行股本		集團持有股權百分比	主要業務
		普通股股數	每股面值 *港元*		
在香港註冊成立					
泰瑪士柏油香港有限公司	香港	1,100,000	10	20	製造、銷售及分銷與鋪蓋瀝青

36. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	發行股本 普通股股數	每股面值	集團持有股權百分比	主要業務
在英屬處女群島註冊成立					
Eternal Profits International Limited	香港	10	1美元	100	物業投資
Fairlight Investments Limited	香港	10	1美元	100*	投資控股
High Regard Investments Limited	香港	20	1美元	100	投資控股
Latent Developments Limited	香港	10	1美元	100	投資控股
Profit Access Investments Limited	香港	10	1美元	100	投資控股
Prosperous Fields Limited	香港	10	1美元	100	投資控股
Taksin Profits Limited	香港	17	1美元	100	投資控股
Woodland Assets Limited	香港	10	1美元	100	投資控股
在澳門註冊成立					
嘉華(澳門離岸商業服務)有限公司	澳門	1	澳門幣100,000	100	貿易

* *本公司直接全資擁有*

36. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
在中國內地註冊成立(續)				
合作經營企業(續)				
上海北蔡混凝土有限公司	上海	人民幣31,500,000	100	製造、銷售及分銷預拌混凝土
上海嘉建混凝土有限公司	上海	人民幣17,400,000	60	製造、銷售及分銷預拌混凝土
上海嘉申混凝土有限公司	上海	人民幣4,400,000	100	製造、銷售及分銷預拌混凝土
上海嘉華混凝土有限公司	上海	人民幣10,000,000	100	製造、銷售及分銷預拌混凝土及提供品質保證服務
上海嘉華管樁有限公司	上海	美元2,500,000	100	製造、銷售及分銷混凝土管樁
合資經營企業				
上海港匯混凝土有限公司	上海	美元4,000,000	60	製造、銷售及分銷預拌混凝土
上海嘉富混凝土有限公司	上海	美元1,400,000	55	製造、銷售及分銷預拌混凝土
上海信財混凝土有限公司	上海	美元2,100,000	99	製造、銷售及分銷預拌混凝土

36. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
在中國內地註冊成立				
外商獨資企業				
多倫建築制品(深圳)有限公司	深圳	港元10,000,000	100	製造、銷售及分銷混凝土管筒
嘉華建築制品(深圳)有限公司	深圳	美元1,290,000	100	製造、銷售及分銷混凝土管筒
嘉華咨詢(廣州)有限公司	廣州	港元1,560,000	100	提供管理服務
嘉華咨詢(上海)有限公司	上海	美元350,000	100	提供管理服務
嘉華石礦(湖州)有限公司	湖州	美元4,250,000	100	石礦採石
上海嘉華青松混凝土有限公司	上海	美元2,420,000	100	製造、銷售及分銷預拌混凝土
深圳嘉華混凝土管樁有限公司	深圳	美元2,100,000	100	製造、銷售及分銷混凝土管樁
合作經營企業				
北京首嘉石業有限公司	北京	美元1,080,000	55	石礦採石
北京嘉華高強混凝土有限公司	北京	美元2,450,000	100	製造、銷售及分銷預拌混凝土
惠東嘉華材料有限公司	惠東	美元2,800,000	100	石礦採石
南京嘉華混凝土有限公司	南京	美元1,330,000	100	製造、銷售及分銷預拌混凝土

36. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	發行股本 普通股股數	無投票權遞延股股數	每股面值 港元	集團持有股權百分比	主要業務
在香港註冊成立(續)						
嘉華建築材料有限公司	香港	2	1,000	100	100	製造、銷售及分銷混凝土產品
嘉華材料有限公司	香港	28,080,002	—	1	100	貿易
嘉華石礦有限公司	香港	2	100,000	100	100	經銷石料
嘉華石業(珠海)有限公司	珠海	2	1,000	10	100	石礦採石
嘉華拓展有限公司	香港	2	2	10	100	貿易
嘉安石礦有限公司	香港	9,000,000	—	1	63.5	石礦採石
禮榮有限公司	香港	2	2	1	100	物業投資
匯達通有限公司	香港	2	—	1	100	投資控股
貴通有限公司	香港	2	—	1	100	設備租賃
彩城有限公司	香港	2	—	1	100	投資控股
彩誌有限公司	香港	100	—	1	95	投資控股
彩域有限公司	香港	2	—	1	100	投資控股
星圓有限公司	香港	2	—	1	100	投資控股
Triconville Investments Limited	香港	10	—	1	100	投資控股

33. 或然負債

本公司已就若干附屬公司取得之信貸額港幣289,804,000元(二零零三年:港幣291,516,000元)向銀行出具擔保。於二零零四年十二月三十一日已動用之信貸額為港幣104,792,000元(二零零三年:港幣108,490,000元)。

34. 控股公司及最終控股公司

本公司為在英屬處女群島註冊成立的 Sutimar Enterprises Limited 之附屬公司,其於二零零四年十二月三十一日持有本公司百分之六十五點八股權,而其則為在百慕達註冊成立之嘉華國際集團有限公司之全資附屬公司。

董事認為本公司之最終控股公司為嘉華國際集團有限公司。

35. 賬目批核

賬目已於二零零五年三月三日獲董事會批准。

36. 主要附屬公司、共同控制實體及聯營公司

(a) 附屬公司

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 無投票權遞延股股數	每股面值 港元	集團持有股權百分比	主要業務
在香港註冊成立						
百利昌有限公司	香港	3,000,000	—	1	99.93	銷售及分銷混凝土管筒
輝亨有限公司	香港	2	—	1	100	提供財務服務
Chelsfield Limited	香港	2,111,192	—	10	100	投資控股
城輝亞洲有限公司	香港	10	—	1	100	投資控股
Construction Materials Limited	香港	30,000	—	10	100	經銷石料
Doran (Hong Kong) Limited	香港	1,000	—	10	100	銷售及分銷混凝土管筒
嘉華混凝土有限公司	香港	2	1,000	100	100	製造、銷售及分銷預拌混凝土
嘉華建材(香港)有限公司	香港	2	2	10	100	提供管理服務

29. 資本承擔

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
已簽約但未撥備	**75,198**	51,339

30. 經營租賃承擔

根據不可撤銷之土地及樓宇經營租賃而於未來之最低租賃支出總額如下：

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
第一年	**7,497**	7,339
第二至第五年	**24,843**	23,743
五年後	**22,696**	30,638
	55,036	61,720

31. 經營租賃收入

根據不可撤銷之土地及樓宇經營租賃而於未來之最低租賃收入總額如下：

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
第一年	**13,444**	11,876
第二至第五年	**47,952**	39,408
五年後	**20,525**	30,377
	81,921	81,661

32. 有關連人士交易

在集團正常業務範圍內進行之重大有關連人士交易摘錄如下：

(a) 出售石料予聯營公司合計為港幣18,640,000元（二零零三年：港幣16,375,000元）。該項交易是按不低於向集團其他第三方顧客所訂立之價格及條款進行。

(b) 本集團收取墊款予一同系附屬公司（詳情見附註20(b)）之利息收入為港幣579,000元（二零零三年：港幣5,169,000元）。

(c) 根據與聯營公司之租務協議條款收取租金為港幣9,737,000元（二零零三年：港幣9,691,000元）。

28. 綜合現金流量表附註

(a) 經營溢利與來自經營業務之現金對賬表

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
經營溢利	**29,797**	39,412
折舊	**77,130**	67,022
撥回以前年度投資物業重估之虧損	**(103)**	—
出售機器及設備虧損	**1,109**	800
出售上市投資虧損／(溢利)	**2,893**	(2,372)
上市投資未變現虧損／(收益)	**933**	(2,180)
長期投資減值虧損	**2,880**	2,145
利息收入	**(8,217)**	(9,235)
遞延支出攤銷	**18,180**	15,675
負商譽攤銷	**(632)**	(632)
營運資本變動前之經營溢利	**123,970**	110,635
存貨增加	**(24,459)**	(26,091)
應收賬款及預付款增加	**(135,294)**	(51,651)
應付賬款及應計費用增加	**57,012**	26,522
來自經營業務之現金	**21,229**	59,415

(b) 融資變動分析

	股本及 股份溢價 *港幣千元*	銀行借款 *港幣千元*	少數股東 權益 *港幣千元*	總額 *港幣千元*
二零零三年十二月三十一日	669,893	300,800	147,891	1,118,584
滙率變動	—	—	328	328
少數股東應佔溢利	—	—	6,642	6,642
融資之現金流入／(流出)	13,842	20,780	(851)	33,771
二零零四年十二月三十一日	683,735	321,580	154,010	1,159,325
二零零二年十二月三十一日	669,893	65,905	145,334	881,132
滙率變動	—	—	(304)	(304)
少數股東應佔溢利	—	—	1,912	1,912
融資之現金流入	—	234,895	949	235,844
二零零三年十二月三十一日	669,893	300,800	147,891	1,118,584

27. 非流動負債

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
遞延税項 *(附註(a))*	**13,884**	13,884
負商譽 *(附註(b))*	**136**	768
	14,020	14,652

(a) 遞延税項

當有法定權利可將現有税項資產與現有税務負債抵銷而遞延税項涉及同一財政機關，則可將遞延税項資產與遞延税項負債互相抵銷。經計入適當抵銷後，以上負債在綜合資產負債表內列賬。

遞延税項根據負債法採用集團營運國家之適用税率就短期時差價全數計算。遞延税項負債／(資產)之變動如下：

	税項折舊	**税務虧損**	**其他**	**總額**
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於二零零二年十二月三十一日	41,743	(24,169)	(629)	16,945
在損益賬(計入)／扣除	2,387	(5,257)	(191)	(3,061)
於二零零三年十二月三十一日	44,130	(29,426)	(820)	13,884
在損益賬(計入)／扣除	(4,667)	3,847	820	—
於二零零四年十二月三十一日	**39,463**	**(25,579)**	**—**	**13,884**

未用税損及其他短期時差合共港幣165,108,000元(二零零三年：港幣138,359,000元)產生之遞延税項資產港幣32,252,000元(二零零三年：28,508,000元)並無在賬目中確認。未用税損港幣121,008,000元(二零零三年：港幣81,162,000元)並無限期，而其餘將於二零一零年或之前期滿。

(b) 負商譽

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
成本值	**2,663**	2,663
累計攤銷	**(2,527)**	(1,895)
年末	**136**	768

25. 儲備(續)

公司

	股份溢價	資本儲備	股本贖回儲備	盈餘儲備	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
二零零三年十二月三十一日	544,000	235,239	70	478,408	1,257,717
發行股份之溢價	11,147	—	—	—	11,147
發行代息股份	(1,060)	—	—	—	(1,060)
發行代息股份所產生之儲備	—	—	—	8,318	8,318
本年度溢利	—	—	—	31,573	31,573
二零零三年末期股息	—	—	—	(12,690)	(12,690)
二零零四年中期股息	—	—	—	(12,833)	(12,833)
二零零四年十二月三十一日	**554,087**	**235,239**	**70**	**492,776**	**1,282,172**
二零零二年十二月三十一日	545,572	235,239	70	457,762	1,238,643
發行代息股份	(1,572)	—	—	—	(1,572)
發生代息股份所產生之儲備	—	—	—	8,279	8,279
本年度溢利	—	—	—	37,277	37,277
二零零二年末期股息	—	—	—	(12,432)	(12,432)
二零零三年中期股息	—	—	—	(12,478)	(12,478)
二零零三年十二月三十一日	544,000	235,239	70	478,408	1,257,717

本公司可供分配予股東之儲備為港幣492,776,000元(二零零三年：港幣478,408,000元)。

26. 長期負債

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
銀行借款				
已抵押	**—**	20,800	**—**	20,800
無抵押	**321,580**	190,000	**321,580**	190,000
	321,580	210,800	**321,580**	210,800
列為流動負債部份	**(10,000)**	(10,000)	**(10,000)**	(10,000)
	311,580	200,800	**311,580**	200,800
銀行借款之還款期如下：				
一年內	**10,000**	10,000	**10,000**	10,000
第一年至第二年	**40,000**	30,800	**40,000**	30,800
第二年至第五年	**271,580**	170,000	**271,580**	170,000
	321,580	210,800	**321,580**	210,800

25. 儲備

集團

	股份溢價	資本儲備	股本贖回儲備	土地及樓房重估儲備	盈餘儲備	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
二零零三年十二月三十一日	544,000	4,395	70	27,363	712,542	1,288,370
滙率變動	—	—	—	—	1,210	1,210
發行股份之溢價	11,147	—	—	—	—	11,147
發行代息股份	(1,060)	—	—	—	—	(1,060)
發行代息股份所產生之儲備	—	—	—	—	8,318	8,318
本年度溢利	—	—	—	—	33,423	33,423
二零零三年末期股息	—	—	—	—	(12,690)	(12,690)
二零零四年中期股息	—	—	—	—	(12,833)	(12,833)
二零零四年十二月三十一日	**554,087**	**4,395**	**70**	**27,363**	**729,970**	**1,315,885**
公司及附屬公司	554,087	4,395	70	27,363	736,281	1,322,196
共同控制實體	—	—	—	—	(12,309)	(12,309)
聯營公司	—	—	—	—	5,998	5,998
	554,087	4,395	70	27,363	729,970	1,315,885
二零零二年十二月三十一日	545,572	4,395	70	27,363	690,849	1,268,249
滙率變動	—	—	—	—	(1,881)	(1,881)
發行代息股份	(1,572)	—	—	—	—	(1,572)
發行代息股份所產生之儲備	—	—	—	—	8,279	8,279
本年度溢利	—	—	—	—	40,205	40,205
二零零二年末期股息	—	—	—	—	(12,432)	(12,432)
二零零三年中期股息	—	—	—	—	(12,478)	(12,478)
二零零三年十二月三十一日	544,000	4,395	70	27,363	712,542	1,288,370
公司及附屬公司	544,000	4,395	70	27,363	731,852	1,307,680
共同控制實體	—	—	—	—	(22,756)	(22,756)
聯營公司	—	—	—	—	3,446	3,446
	544,000	4,395	70	27,363	712,542	1,288,370

24. 認股權計劃(續)

(c) 報銷之認股權

行使日期	行使價	認股權數目	
		二零零四年	二零零三年
	港幣		
一九九九年五月二十日至二零零八年五月十九日	0.5333	**3,876,000**	—
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	**6,314,000**	—
二零零四年三月一日至二零一三年二月二十八日	0.5140	**1,278,000**	—
		11,468,000	—

(d) 尚未行使之認股權

行使日期	行使價	認股權數目	
		二零零四年	二零零三年
	港幣		
董事			
一九九九年五月二十日至二零零八年五月十九日	0.5333	**3,100,000**	3,100,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	**4,470,000**	4,470,000
二零零四年三月一日至二零一三年二月二十八日	0.5140	**6,850,000**	6,000,000
僱員及其他人士			
一九九九年五月二十日至二零零八年五月十九日	0.5333	**1,902,000**	9,862,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	**2,444,000**	20,832,000
二零零四年三月一日至二零一三年二月二十八日	0.5140	**1,576,000**	14,482,000
		20,342,000	58,746,000

24. 認股權計劃(續)

(b) 已行使認股權

行使日期	行使價 *港幣*	股數
二零零四年一月	0.5333	130,000
二零零四年一月	0.5216	684,000
二零零四年二月	0.5333	1,500,000
二零零四年二月	0.5216	3,292,000
二零零四年二月	0.5140	300,000
二零零四年三月	0.5333	54,000
二零零四年三月	0.5216	724,000
二零零四年三月	0.5140	3,420,000
二零零四年四月	0.5216	124,000
二零零四年五月	0.5333	270,000
二零零四年五月	0.5216	650,000
二零零四年六月	0.5333	270,000
二零零四年六月	0.5216	200,000
二零零四年六月	0.5140	476,000
二零零四年七月	0.5333	80,000
二零零四年七月	0.5216	216,000
二零零四年七月	0.5140	58,000
二零零四年八月	0.5216	400,000
二零零四年八月	0.5140	404,000
二零零四年九月	0.5333	880,000
二零零四年九月	0.5216	2,196,000
二零零四年九月	0.5140	1,046,000
二零零四年十月	0.5333	706,000
二零零四年十月	0.5216	2,376,000
二零零四年十月	0.5140	4,102,000
二零零四年十一月	0.5333	194,000
二零零四年十一月	0.5216	622,000
二零零四年十一月	0.5140	890,000
二零零四年十二月	0.5216	590,000
二零零四年十二月	0.5140	82,000
		26,936,000

24. 認股權計劃

按照本公司之認股權計劃，可認購本公司普通股之認股權已授予選定之行政人員。本公司於二零零二年五月三十日舉行之股東週年大會，決議通過並採納新的認股權計劃和終止當時之現有認股權計劃（該計劃於二零零零年六月二十三日被採納），但按照舊的認股權計劃所授予之認股權仍然有效。根據新的認股權計劃，認股權將授予本公司或其聯屬公司之董事、高級行政人員或僱員及其他合資格承授人。每宗授出之認股權均收取港幣一元正為代價。董事會決定可根據認股權認購股份之期限，但該段期間不得超逾認股權授出日期起計十年。

本年度尚未行使之認股權變動如下：

	二零零四年	二零零三年
年初	**58,746,000**	38,264,000
獲授之認股權 *(附註(a))*	**—**	20,482,000
已行使之認股權 *(附註(b))*	**(26,936,000)**	—
失效之認股權 *(附註(c))*	**(11,468,000)**	—
年末 *(附註(d))*	**20,342,000**	58,746,000

(a) 獲授之認股權

獲授之認股權於二零零三年二月二十八日授出及將於二零一三年二月二十八日到期。每股行使價格為港幣0.5140元。在二零零三年度認股權的報酬收入是港幣六十七元。

21. 其他投資

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
香港上市，按市場值	**4,217**	5,150

22. 應付賬款及應計費用

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
貿易應付賬款	**193,859**	138,266	**—**	—
其他應付款	**55,773**	62,794	**—**	—
營運應計費用	**87,078**	82,052	**2,189**	1,329
已收按金	**5,285**	5,811	**—**	—
	341,995	288,923	**2,189**	1,329

本集團之貿易應付賬款賬齡依發票日期分析如下：

	二零零四年	二零零三年
	港幣千元	*港幣千元*
一個月內	**80,834**	81,864
二至三個月	**62,659**	38,658
四至六個月	**26,502**	9,649
六個月以上	**23,864**	8,095
	193,859	138,266

23. 股本

	每股面值港幣一角之普通股	*港幣千元*
法定：		
二零零三年及二零零四年十二月三十一日	3,888,000,000	388,800
發行及繳足：		
二零零二年十二月三十一日	1,243,207,815	124,321
發行代息股份	15,726,836	1,572
二零零三年十二月三十一日	1,258,934,651	125,893
行使認股權	26,936,000	2,695
發行代息股份	10,604,912	1,060
二零零四年十二月三十一日	**1,296,475,563**	**129,648**

19. 存貨

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
石料及沙	**36,959**	24,820
混凝土管筒，管樁及磚	**16,762**	8,723
水泥	**8,750**	4,813
零件	**22,620**	22,861
消耗品	**8,084**	7,499
	93,175	68,716

以可變現淨值列賬的存貨金額合共港幣3,550,000元（二零零三年：港幣1,809,000元）。

20. 應收賬款及預付款

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
貿易應收賬款 *(附註(a))*	**455,380**	345,050	**—**	—
借款予同系附屬公司 *(附註(b))*	**—**	70,000	**—**	—
其他應收款	**32,973**	29,330	**4**	—
預付款	**59,251**	37,930	**—**	8
	547,604	482,310	**4**	8

(a) 集團根據當地有關行業之標準制定信貸政策。集團給予在香港之客戶之信用期限一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

本集團之貿易應收賬款扣除呆壞賬撥備後之賬齡依發票日期分析如下：

	二零零四年	二零零三年
	港幣千元	*港幣千元*
一個月內	**124,282**	127,199
二至三個月	**153,943**	141,138
四至六個月	**88,658**	57,015
六個月以上	**88,497**	19,698
	455,380	345,050

(b) 本集團於二零零二年七月授予一同系附屬公司港幣330,000,000元的無抵押循環備用貸款，年利息率為三個月的香港銀行同業拆息利率再加2.38%。贖回期為三年並附一至二年延期贖回權。本年度最高貸款額為港幣70,000,000元（二零零三年：港幣219,000,000元）。

17. 聯營公司

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
應佔之資產淨額	**18,650**	16,098

董事認為對集團業績或資產淨值有重大影響之聯營公司之詳細資料見附註36(c)。

18. 其他非流動資產

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
遞延支出		
清除表土費用	**99,679**	114,366
石礦場發展費用	**14,073**	13,421
	113,752	127,787
遞延應收賬款	**6,707**	8,147
長期投資		
香港上市	**972**	2,487
非上市	**151,403**	102,306
	152,375	104,793
	272,834	240,727
長期上市投資市值	**708**	736

遞延應收賬款為借予承包商款項，墊款由承包者之資產作抵押，並以現行市場之利率計息。墊款須每月分期歸還直至二零零九年止。遞延應收賬款之流動部份已包括在其他應收賬內。

14. 租賃土地及樓房

中期租賃土地及樓房如下：

	香港	香港以外	二零零四年	二零零三年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
成本值	**296,935**	**43,693**	**340,628**	321,003
一九九零年專業估值	—	—	—	27,940
	296,935	**43,693**	**340,628**	348,943

15. 附屬公司

	公司	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
非上市股份，按成本值	**1**	1
應收貸款	**300,556**	370,556
應收賬款	**2,103,854**	1,776,330
應付賬款	**(673,952)**	(642,053)
	1,730,459	1,504,834
撥備	**(16,392)**	(16,392)
	1,714,067	1,488,442

應收貸款為無抵押及無固定還款期，但須依據當時之市場利率收取利息，應付及應收賬款為無抵押、免息及無固定還款期。

董事認為對集團業績或資產淨值有重大影響之附屬公司之詳細資料見附註36(a)。

16. 共同控制實體

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
應佔之資產淨額	**248,243**	141,913
應收賬款	**133,893**	95,536
	382,136	237,449

應收賬款額港幣42,705,000元(其中港幣5,645,000元為已抵押)須依據當時之市場利率收取利息及有固定還款期。其餘應收賬款為無抵押、免息及無固定還款期。

董事認為對集團業績或資產淨值有重大影響之共同控制實體之詳細資料見附註36(b)。

12. 每股盈利

每股基本盈利乃根據股東應佔溢利港幣33,423,000元(二零零三年:港幣40,205,000元)及年內已發行股份1,276,189,000股(二零零三年:1,247,373,000股)之加權平均數計算。

每股攤薄盈利並無呈列,因於二零零四年十二月三十一日尚未行使之認股權並沒有對每股盈利有任何攤薄之影響。

13. 物業、機器及設備

集團

	租賃土地及樓房 *港幣千元*	**投資物業** *港幣千元*	**租賃物業裝修** *港幣千元*	**廠場機器** *港幣千元*	**其他資產** *港幣千元*	**總額** *港幣千元*
成本值或估值						
二零零三年十二月三十一日	348,943	42,000	31,983	668,523	262,314	1,353,763
添置	19,625	—	563	42,448	6,258	68,894
出售	—	—	—	(10,588)	(11,891)	(22,479)
重新編列	(27,940)	27,940	—	—	—	—
重估	—	(4,440)	—	—	—	(4,440)
二零零四年十二月三十一日	340,628	65,500	32,546	700,383	256,681	1,395,738
累積折舊						
二零零三年十二月三十一日	46,325	—	22,299	360,423	122,563	551,610
本年度折舊	8,574	—	1,854	42,782	23,920	77,130
重新編列	(4,543)	4,543	—	—	—	—
出售	—	—	—	(6,492)	(8,995)	(15,487)
重估	—	(4,543)	—	—	—	(4,543)
二零零四年十二月三十一日	50,356	—	24,153	396,713	137,488	608,710
賬面淨值						
二零零四年十二月三十一日	**290,272**	**65,500**	**8,393**	**303,670**	**119,193**	**787,028**
二零零三年十二月三十一日	302,618	42,000	9,684	308,100	139,751	802,153

(a) 租賃土地及樓房按成本值或估值減折舊列賬,詳情見附註14。香港之中期租賃投資物業於二零零四年十二月三十一日由獨立專業估值師威格斯香港有限公司按公開市值基準評估。

(b) 賬面淨值港幣226,628,000元(二零零三年:港幣231,966,000元)的租賃土地及樓房已抵押作為集團的銀行信貸的擔保。

(c) 其他資產包括躉船、傢俬、設備及汽車。

(d) 除以上附註(a)提及的物業外,其他資產均按成本值列賬。

9. 税項(支出)／抵免(續)

香港利得税乃按照本年度估計應課税溢利減承前可用之税項虧損後按百分之十七點五(二零零三年：百分之十七點五)税率提撥。海外利得税乃按照溢利產生之國家之現行税率提撥。

本集團除税前溢利之税項與採用適用税率(即本集團營業地區之適用税率之加權平均數)而計算之理論税款有異，詳情如下：

	二零零四年 ***港幣千元***	二零零三年 *港幣千元*
除税前溢利	**43,926**	41,776
按適用税率之税項	**(7,978)**	(6,070)
税務減免之收入	**14,253**	15,260
無須課税之收入	**111**	373
不可扣税之支出	**(2,248)**	(3,631)
使用先前未確認之税務虧損	**662**	4,686
未確認之税務虧損	**(8,984)**	(9,923)
剩餘之税項撥備	**323**	932
因税率上升而增加之税項	**—**	(1,286)
税項(支出)／抵免	**(3,861)**	341

10. 股東應佔溢利

計入本公司賬目之股東應佔溢利為港幣31,573,000元(二零零三年：港幣37,277,000元)。

11. 股息

	二零零四年 ***港幣千元***	二零零三年 *港幣千元*
中期股息附現金選擇權，每股1仙 (二零零三年：每股1仙)	**12,833**	12,478
建議末期現金股息，每股1仙 (二零零三年：以股代息附現金選擇權每股1仙)	**12,971**	12,690
	25,804	25,168
部分股息以現金派發，詳情如下：		
中期	**11,044**	6,197
末期	**—**	6,161
	11,044	12,358

董事會建議末期現金股息，每股1仙(二零零三年：以股代息附現金選擇權每股1仙)。此股息將於截至二零零五年十二月三十一日止年度列作盈餘儲備分派。

7. 管理人員酬金(續)

此等人士之酬金組別如下:

	僱員人數	
	二零零四年	二零零三年
港幣1,500,001元至港幣2,000,000元	—	1
港幣2,000,001元至港幣2,500,000元	1	2
港幣3,000,001元至港幣3,500,000元	1	—
	2	3

8. 退休福利計劃

本集團視乎不同情況為僱員在香港設立兩種界定退休福利供款計劃,包括強積金及職業退休計劃。集團根據有關強積金法例為僱員供款,供款率為僱員之每月有關入息5%。集團亦為適合的僱員設立職業退休計劃供款,供款率為扣除集團就該僱員向強積金計劃供款後的基本薪金的5%至10%。本集團對職業退休計劃之供款於產生時支銷,倘僱員在享有全數供款利益前退出該計劃,則本集團可將所沒收之供款額用作扣減未來之供款。計劃資產由獨立管理基金管理,並與本公司之資產分開持有。

本集團於中國內地的僱員參與相關省市政府籌辦的多項退休金計劃。據此,本集團須按8%至22.5%供款率(視乎適用的地方規定而定),每月向該等計劃作出定額供款。除上文所述付款外,本集團概無支付僱員或退休人士其他退休金和退休後福利的責任。

於本年度自損益表內扣除之退休福利計劃開支,包括本集團對退休計劃之供款額為港幣12,307,000元(二零零三年:港幣13,735,000元),扣除沒收之供款港幣419,000元(二零零三年:港幣82,000元),剩餘港幣47,000元(二零零三年:港幣57,000元)於年終可用作扣減未來的供款。

9. 稅項(支出)/抵免

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
本公司及附屬公司		
香港利得稅	(78)	(150)
中國內地所得稅	(2,217)	(1,578)
遞延稅項*(附註27(a))*	—	3,061
	(2,295)	1,333
共同控制實體		
中國內地所得稅	(756)	(848)
聯營公司		
香港利得稅	(810)	(144)
	(3,861)	341

5. 財務費用

	二零零四年	二零零三年
	港幣千元	*港幣千元*
利息支出		
銀行貸款及透支	**3,864**	5,508

6. 董事酬金

	二零零四年	二零零三年
	港幣千元	*港幣千元*
袍金	**390**	440
薪金及其他酬金	**5,836**	3,921
退休福利	**408**	259
	6,634	4,620

本公司董事之酬金組別如下：

	董事人數	
	二零零四年	二零零三年
無至港幣1,000,000元	**8**	7
港幣2,000,001元至港幣2,500,000元	**3**	2
	11	9

付予獨立非執行董事之袍金為港幣120,000元(二零零三年：港幣240,000元)，除此之外，並無付予其他酬金。

本公司並沒有於本年度向董事授出本公司之認股權(二零零三年：6,000,000股，每股行使價格為港幣0.5140元)。其中一位董事已行使650,000認股權(二零零三年：無)，每股行使價格為港幣0.5216元。

7. 管理人員酬金

本年度集團內五名最高酬金人士中包括三名(二零零三年：二名)董事，其酬金亦已在附註6中反映。其餘二名(二零零三年：三名)人士之酬金如下：

	二零零四年	二零零三年
	港幣千元	*港幣千元*
薪金及其他酬金	**5,040**	5,575
退休福利	**186**	332
	5,226	5,907

3. 營業額及其他收益

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
營業額		
建築材料銷售	**1,299,143**	1,130,894
其他收益		
租金收入	**13,138**	12,292
利息收入		
墊款予同系附屬公司(附註32(b))	**579**	5,169
墊款予共同控制實體(附註16)	**981**	—
其他應收款	**3,940**	—
銀行存款	**1,396**	2,545
遞延應收賬款(附註18)	**1,321**	1,521
	21,355	21,527
	1,320,498	1,152,421

4. 經營溢利

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
經營溢利已計入：		
出售營運權收益	**—**	28,260
滙兑收益／(虧損)	**823**	(920)
撥回以前年度投資物業重估虧損	**103**	—
負商譽攤銷	**632**	632
及已扣除：		
折舊	**77,130**	67,022
攤銷		
石礦場發展費用	**1,780**	1,284
清除表土費用	**16,400**	14,391
經營租賃租金		
土地及樓房	**13,067**	12,148
廠場機器	**—**	779
專利費	**5,003**	4,275
核數師酬金	**1,038**	979
上市投資未變現虧損／(收益)	**933**	(2,180)
出售上市投資虧損／(溢利)	**2,893**	(2,372)
出售機器及設備之虧損	**1,109**	800
出售貨物成本	**1,141,258**	952,187
員工成本，包括董事酬金	**163,353**	155,295
長期投資減值虧損	**2,880**	2,145

2. 分部資料(續)

截至二零零三年十二月三十一日止年度

	香港 *港幣千元*	中國內地 *港幣千元*	總額 *港幣千元*
營業額	537,482	593,412	1,130,894
其他收益	20,995	532	21,527
經營溢利	13,831	25,581	39,412
財務費用			(5,508)
應佔溢利減虧損			
共同控制實體	18	6,856	6,874
聯營公司	998	—	998
除稅前溢利			41,776
稅項抵免			341
除稅後溢利			42,117
少數股東權益	—	(1,912)	(1,912)
股東應佔溢利			40,205
分部資產	904,727	584,386	1,489,113
共同控制實體	3,078	234,371	237,449
聯營公司	16,098	—	16,098
未分配資產			424,470
資產總額			2,167,130
分部負債	122,666	167,025	289,691
少數股東權益	99,697	48,194	147,891
未分配負債			315,285
負債總額			752,867
資本開支	38,184	113,549	151,733
折舊	41,670	25,352	67,022
攤銷	14,897	778	15,675

2. 分部資料

集團主要從事生產及分銷建築材料，此外並沒有其他重大獨立分部業務。根據集團內部財務報告及經營業務，主要分部報告以地區分部呈列，而業務分部並不適用。分部資產主要包括物業、機器及設備、其他非流動資產、存貨、應收賬款及預付款，主要不包括部份投資。分部負債主要包括應付賬款及應計費用。而銷售則以客戶所在的國家劃分。

地區分部資料如下：

截至二零零四年十二月三十一日止年度

	香港 *港幣千元*	中國內地 *港幣千元*	總額 *港幣千元*
營業額	461,800	837,343	1,299,143
其他收益	20,371	984	21,355
經營溢利	9,066	20,731	29,797
財務費用			(3,864)
應佔溢利減虧損			
共同控制實體	—	14,622	14,622
聯營公司	3,371	—	3,371
除税前溢利			43,926
税項支出			(3,861)
除税後溢利			40,065
少數股東權益	—	(6,642)	(6,642)
股東應佔溢利			33,423
分部資產	814,147	785,984	1,600,131
共同控制實體	3,248	378,888	382,136
聯營公司	18,650	—	18,650
未分配資產			277,617
資產總額			2,278,534
分部負債	119,113	223,018	342,131
少數股東權益	99,721	54,289	154,010
未分配負債			336,860
負債總額			833,001
資本開支	10,303	62,736	73,039
折舊	39,309	37,821	77,130
攤銷	15,916	2,264	18,180

1. 主要會計政策(續)

(q) 借貸成本

凡直接與收購、建造或製造資產有關的借貸成本，而該等資產必須經過一段頗長時間籌備，以達致預定用途，該等借貸利息及成本均資本化作為該資產之部份成本。所有其他借貸成本在發生時於損益表內支銷。

(r) 外幣

於年內如以外幣作交易均按成交日之滙率折算。於結算日以外幣入賬之貨幣資產與負債則按該日之滙率折算，此等外滙折算盈虧均計入損益表。

以外幣入賬之海外附屬公司、共同控制實體及聯營公司之損益表，按當年滙率之加權平均數折算，而資產負債表則按於結算日之滙率折算。折算淨投資所產生之折算盈虧則直接計入儲備。

(s) 現金及現金等價物

現金及現金等價物包括庫存現金及存放於銀行及財務機構於存款日起計算三個月內可隨時提取之款項之銀行結餘扣除由銀行及財務機構墊支日期起計算三個月內償還之透支及墊款。

1. 主要會計政策(續)

(l) 撥備

當因過往事件須承擔現有之法律性或推定性的責任，而在解除責任時有可能消耗資源，同時責任金額能夠可靠地作出估算情況下，需確立撥備。當預計撥備款可獲償付，則將償付款確認為一項獨立資產，惟只能在償付款可實質確定時確認。

(m) 遞延税項

遞延税項採用負債法就資產負債之税基與它們在賬目內之賬面值兩者之短期時差作全數撥備。短期時差主要來自物業、機器及設備之折舊以及累積税損。遞延税項採用在結算日前已頒佈或實質頒佈之税率釐定。

與未用累積税損有關之遞延税項資產乃就有可能將未來應課税溢利與可動用之未用税損抵銷而確認。

遞延税項乃就附屬公司、共同控制實體及聯營公司投資之短期時差而撥備，但假若可以控制時差撥回之時間，而短期時差有可能在可見未來不會撥回則除外。

(n) 收益確認

建築材料銷售之收入於貨物付運予顧客及法定所有權轉讓時入賬。租金收入於扣除支付予承租人之優惠後按租賃年期以直線法確認。利息收入依據未償還本金額及適用利率按時間比例確認。股息收入在收取股息之權利確定時確認。

(o) 租賃資產

資產擁有權之絕大部份得益及風險由出租者保留之租賃皆作為經營租賃入賬。經營租賃之租金支出在扣除自出租者提供之優惠後，以直線法於租賃期內在損益表中支銷。

(p) 僱員福利

根據界定供款退休公積金計劃作出之供款在該年度之損益表內支銷。

僱員在年假和長期服務休假之權利在僱員應享有時確認。本集團為截至結算日止僱員已提供之服務而產生之年假及長期服務休假之估計負債作出撥備。僱員之病假及產假不作確認，直至僱員正式休假為止。

本集團因僱員所提供之服務須承擔於結算日起計算十二個月內全數償還的花紅計劃之現有之法律性或推定性的責任，而責任金額能夠可靠地作出估算情況下，需確立撥備。

1. 主要會計政策(續)

(g) 物業、機器及設備(續)

出售資產之收益或虧損指出售所得收入淨額與資產賬面值之差額,並於損益表入賬。於出售經過重估之資產時,任何屬於有關資產已變現之重估儲備結餘均直接轉撥至盈餘儲備。

(h) 投資物業

投資物業乃建築工程及發展項目已完成並因其長期投資潛力持有而非集團自用之房地產權益。投資物業價值按公平值入賬,此價值為獨立專業估值計算之公開市場價值。投資物業重估產生之任何虧損轉入損益表內。投資物業重估產生之增值將以先前扣減之金額為限撥入損益表,餘額轉入投資物業重估儲備內。當出售投資物業時,其有關重估盈餘之已變現部分將撥入損益表。

租賃年期超過二十年之投資物業則不作折舊。

(i) 投資

因特定長期目標或策略原因持有的證券於資產負債表列入其他非流動資產並按成本值扣除虧損準備入賬。個別投資之賬面值在每年結算日均作檢討,以評估其公平值是否已下跌至低於其賬面值。假如下跌並非暫時性,則有關證券之賬面值須削減至其公平值。減值虧損在損益表中列作開支。當引致撇減之情況及事件不再存在,而有可信證據顯示新的情況和事件會於可預見將來持續,則將此項減值虧損撥回損益表。

如證券持有的目的是為了能在短期價值變動下產生利潤列入資產負債表之流動資產並按公平值列賬。證券之公平值變動而引致之未變現盈虧淨額均在損益表確認。出售證券之盈利或虧損指出售所得款項淨額與賬面值之差額,並在產生時於損益表確認。

(j) 遞延支出

石礦場發展費用乃在石礦場中添置開採石礦之基本建設之成本。清除表土費用乃使石礦場符合開採條件之費用。此等費用乃於有關之採石場地之估計可用年限內以直線法攤銷。

開辦費用於發生時以費用支銷。

(k) 存貨

存貨按成本值或可變現淨值二者之較低者入賬。成本以加權平均數作基準計算,包括物料、直接勞工及應佔之製造費用。可變現淨值是以預計之銷售價扣除估計銷售費用計算。

1. 主要會計政策(續)

(d) 共同控制實體(續)

共同控制實體以權益法入賬，本集團應佔之業績列入綜合損益表而本集團應佔之資產淨值則計入綜合資產負債表中。

(e) 聯營公司

聯營公司乃非附屬公司或合營企業，但本集團在股權中擁有長期權益，並對其管理有重大影響力之公司。

聯營公司以權益法入賬，本集團應佔之業績列入綜合損益表而本集團應佔之資產淨值則計入綜合資產負債表中。

(f) 商譽

商譽指收購成本超出於收購日集團應佔所收購之附屬公司、共同控制實體或聯營公司之淨資產之數額。

收購商譽計入資產負債表中為獨立資產，並於其估計可用年期以不超過二十年以直線法攤銷。商譽之賬面值於每年均作檢討，並只於董事認為已出現非暫時性減值，則作出減值準備。

當淨資產之公平價值超出於收購代價時，相差之金額將於收購之年度，或按所收購之非貨幣性資產的加權平均可使用年期在損益表內確認。

(g) 物業、機器及設備

物業、機器及設備均按原值或估值減累積折舊及重大非暫時性減值之撥備入賬。

租賃土地及樓房與租賃物業裝修按各租賃年期以直線法計算折舊。其他資產以直線法在其估計可使用年限內攤銷。折舊年率如下：

廠場機器	5至25%
其他資產	20至25%

將資產重修至其正常運作狀態之重大支出均在損益表支銷。裝修改良支出均資本化，並按其對本集團之預計可用年期折舊。資產之賬面值均定期檢討，當預計可收回價值長期下降至低於賬面值時，賬面值需作減值至預計可收回價值。預期未來之現金流量將折算為現值來決定可收回價值。

1. 主要會計政策

(a) **編製基礎**

本賬目根據歷史成本會計法編撰，並對某些物業及其他投資的重估值作出修訂，及按照香港財務申報準則編製而成。

香港會計師公會已發出多項新訂及經修訂香港財務報告準則及香港會計準則(「新香港財務報告準則」)，該等準則於二零零五年一月一日或之後開始的會計期間生效。本集團並無於截至二零零四年十二月三十一日止年度財務報表提前採納該等新香港財務報告準則。本集團已開始評估該等新香港財務報告準則的影響，但現時仍未能説明該等新香港財務報告準則會否對其營運業績及財務狀況造成重大影響。

以下為編製賬目所採用之主要會計政策。

(b) **綜合基礎**

本集團之綜合賬目已計入嘉華建材有限公司及其附屬公司截至十二月三十一日止年度之賬目，並包括本集團應佔共同控制實體及聯營公司之收購後業績及儲備。

本年度內購入或售出之附屬公司、共同控制實體或聯營公司之應佔業績由其收購日起計或計至出售日止反映在綜合損益表內。

出售附屬公司、共同控制實體或聯營公司之收益或虧損根據出售時之資產淨值及應佔未攤銷之商譽或負商譽(包括以前直接計入儲備之金額)計算。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

所有集團內公司間之重大交易及結餘已對銷。

(c) **附屬公司**

附屬公司乃由本集團直接或間接長期持有超過百分之五十已發行股本、或控制超過百分之五十投票權、或控制董事會組成之公司。

在本公司的資產負債表內，附屬公司之投資以成本值或低於成本值列賬。如董事認為已出現非暫時性減值，則作出減值準備。本公司將附屬公司之業績按股息收入入賬。

(d) **共同控制實體**

共同控制實體乃本集團與合營者以合約協議方式經營業務，共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
於年初		**1,414,263**	1,392,570
滙率變動	*25*	**1,210**	(1,881)
行使認股權發行股份	*23及25*	**13,842**	—
發行代息股份所產生之儲備	*23及25*	**8,318**	8,279
本年度溢利	*25*	**33,423**	40,205
股息			
末期股息	*25*	**(12,690)**	(12,432)
中期股息	*25*	**(12,833)**	(12,478)
於年末		**1,445,533**	1,414,263

截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
經營業務之現金流量			
來自經營業務之現金	28(a)	21,229	59,415
退回／(已付)香港利得稅		6,731	(2,545)
已付中國內地所得稅		(1,996)	(2,037)
已付利息		(3,864)	(5,508)
來自經營業務之現金淨額		22,100	49,325
投資業務之現金流量			
購買機器及設備		(68,894)	(131,287)
出售機器及設備		5,883	2,258
增加投資於共同控制實體		(95,883)	(29,954)
墊款予共同控制實體		(37,376)	(5,582)
遞延支出		(4,145)	(20,446)
遞延應收賬款減少		1,440	2,873
購買長期投資		(51,864)	—
長期投資減少		1,402	—
購買上市投資		(18,456)	(5,715)
出售上市投資		15,563	5,117
墊款予同系附屬公司		—	(219,000)
還款自同系附屬公司		70,000	149,000
已收利息		3,296	9,235
已收共同控制實體股息		3,223	681
用於來自投資業務之現金淨額		(175,811)	(242,820)
融資活動之現金流量			
發行新股本		13,842	—
少數股東借款增加淨額		—	2,053
新增短期銀行借款		—	90,000
償還短期銀行借款		(90,000)	(65,905)
新增長期銀行借款		271,580	429,800
償還長期銀行借款		(160,800)	(219,000)
已付予股東股息		(17,205)	(16,631)
已付予附屬公司少數股東股息		(851)	(1,104)
來自融資活動之現金淨額	28(b)	16,566	219,213
現金及銀行結餘之(減少)／增加淨額		(137,145)	25,718
滙率變動		1,743	(2,426)
於年初之現金及銀行結餘		306,354	283,062
於年末之現金及銀行結餘		170,952	306,354

二零零四年十二月三十一日

	附註	二零零四年 港幣千元	二零零三年 港幣千元
附屬公司	15	**1,714,067**	1,488,442
流動資產			
應收賬款及預付款	20	**4**	8
可收回税項		**339**	1,991
現金及銀行結餘		**21,179**	195,298
		21,522	197,297
流動負債			
應付賬款及應計費用	22	**2,189**	1,329
長期負債之一年內應償還額	26	**10,000**	10,000
短期銀行貸款 — 無抵押		**—**	90,000
		12,189	101,329
流動資產淨額		**9,333**	95,968
		1,723,400	1,584,410
資本來源：			
股本	23	**129,648**	125,893
儲備	25	**1,282,172**	1,257,717
股東權益		**1,411,820**	1,383,610
長期負債	26	**311,580**	200,800
		1,723,400	1,584,410

呂志和
董事

呂耀東
董事

二零零四年十二月三十一日

	附註	**二零零四年** **港幣千元**	二零零三年 *港幣千元*
物業、機器及設備	*13*	**787,028**	802,153
共同控制實體	*16*	**382,136**	237,449
聯營公司	*17*	**18,650**	16,098
其他非流動資產	*18*	**272,834**	240,727
非流動資產		**1,460,648**	1,296,427
流動資產			
存貨	*19*	**93,175**	68,716
應收賬款及預付款	*20*	**547,604**	482,310
可收回稅項		**1,938**	8,173
其他投資	*21*	**4,217**	5,150
現金及銀行結餘		**170,952**	306,354
		817,886	870,703
流動負債			
應付賬款及應計費用	*22*	**341,995**	288,923
長期負債之一年內應償還額	*26*	**10,000**	10,000
短期銀行貸款 — 無抵押		**—**	90,000
應付稅項		**1,396**	601
		353,391	389,524
流動資產淨額		**464,495**	481,179
		1,925,143	1,777,606
資金來源：			
股本	*23*	**129,648**	125,893
儲備	*25*	**1,315,885**	1,288,370
股東權益		**1,445,533**	1,414,263
少數股東權益		**154,010**	147,891
長期負債	*26*	**311,580**	200,800
非流動負債	*27*	**14,020**	14,652
		1,925,143	1,777,606

呂志和

董事

呂耀東

董事

截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	3	**1,299,143**	1,130,894
銷售成本		**(1,248,459)**	(1,085,600)
毛利		**50,684**	45,294
其他收益	3	**21,355**	21,527
其他營運收入		**27,218**	44,132
行政費用		**(54,376)**	(48,538)
其他營運費用		**(15,084)**	(23,003)
經營溢利	4	**29,797**	39,412
財務費用	5	**(3,864)**	(5,508)
應佔溢利減虧損			
共同控制實體		**14,622**	6,874
聯營公司		**3,371**	998
除税前溢利		**43,926**	41,776
税項(支出)/抵免	9	**(3,861)**	341
除税後溢利		**40,065**	42,117
少數股東權益		**(6,642)**	(1,912)
股東應佔溢利	25	**33,423**	40,205
股息	11	**(25,804)**	(25,168)
		港仙	港仙
每股盈利	12	**2.6**	3.2



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓
電話： (852) 2289 8888
傳真： (852) 2810 9888
www.pwchk.com

致嘉華建材有限公司全體股東
（於香港註冊成立之有限公司）

本核數師已完成審核第46頁至第80頁之賬目，該等賬目乃按照香港財務報告準則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並按照香港公司條例第141條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示 貴公司與 貴集團於二零零四年十二月三十一日結算時之財務狀況，及 貴集團至該日止年度之溢利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零五年三月三日

管理合約

本年度本公司並無訂立或存有任何重要之管理及行政合約。

核數師

本公司回顧年度賬項經由羅兵咸永道會計師事務所審核。該核數師於即將舉行之股東週年大會上任滿告退，但願意應聘續任。

承董事會命

主席

呂志和博士

香港，二零零五年三月三日

認股權計劃(續)

* *徐應強於二零零四年四月十五日獲委任為董事時所持有之認購股權數目*

\# *徐應強所持之認股權由「僱員」重新分類為「董事」後*

△ *葉慶忠於二零零四年五月三十一日告退為董事而其所持之認股權由「董事」重新分類為「其他」後*

附註：

a. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣0.61元。

b. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣1.19元。

c. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣1.31元。

d. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣1.42元。

e. 認股權於同一日行使，而認股權行使日期前一天本公司股份之加權平均收市價為港幣0.86元。

上文所述之所有認股權，須受一年持有期限制。

年內並無授出任何認股權。

每位承授人在每次接納認股權時所付之代價為港幣1元。

除認股權計劃外，本公司、附屬公司、同母系附屬公司及控股公司於年內概無簽訂任何協議，使本公司董事可藉收購本公司或其他法人團體之股份或債券而獲益。

財務概要

本集團以往五個財政年度之業績、資產及負債賬目摘要乃摘錄自經審核之賬項及按適當情況作出調整，現載於年報第28頁及第29頁。

主要客戶及供應商

在截至二零零四年十二月三十一日止年度內，集團最大五個顧客之營業額佔整體營業額少於百分之三十。在採購方面(不包括資本性採購)，最大五個供應商之採購額佔整體採購額亦少於百分之三十。

就本公司董事所知悉，未有任何董事，其聯繫人士，或就董事所知持有超過本公司已發行股份百分之五之股東擁有此五大顧客及供應商(不包括資本性)之任何權益。

認股權計劃(續)

於二零零四年十二月三十一日，根據認股權計劃或根據本公司任何其他認股權計劃授出並由本公司董事、本公司僱員及其他參與者持有之認股權之詳情載列如下：

姓名	授出日期	認股權數目 於二零零四年一月一日持有	於年內已失效	於年內行使	於二零零四年十二月三十一日持有	行使價(港元)	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	—	—	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	—	—	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	—	—	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,870,000	—	—	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
陳啟能	二零零三年二月二十八日	110,000	—	—	110,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
羅志聰	—	—	—	—	—	—	—
鄧呂慧瑜	一九九八年五月二十日	600,000	—	—	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	—	—	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,270,000	—	—	1,270,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
徐應強	一九九九年十二月三十日	*650,000	—	650,000(a)	—	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	*1,000,000	—	—	1,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
張惠彬	二零零三年二月二十八日	300,000	—	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
鄭慕智	二零零三年二月二十八日	300,000	—	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
顏志宏	—	—	—	—	—	—	—
葉樹林	—	—	—	—	—	—	—
僱員	一九九八年五月二十日	9,262,000	3,876,000	3,784,000(b)	1,602,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	19,226,000	6,314,000	10,888,000(c)	#1,374,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	13,882,000	1,128,000	10,478,000(d)	#1,276,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
其他	一九九八年五月二十日	600,000	—	300,000(e)	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,606,000	—	536,000(e)	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	△750,000	150,000	300,000(e)	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日

認股權計劃(續)

(4) 各參與者之限額(續)

如經股東在股東大會上另行批准，而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票，而本公司在尋求批准前向股東發出通函，及經嘉華國際股東在股東大會上另行批准，而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票，而嘉華國際在尋求批准前向股東發出通函，則本公司可授出超出此限額的認股權予參與者。

(5) 行使期限

認股權涉及的股份必須接納的期間由董事會在授出認股權時全權決定，但該期間不得超過有關認股權授出之日起計十年。

(6) 認股權歸屬前必須持有之最低期限

認股權歸屬前必須持有的最低期限(如有)乃由董事會全權決定(認股權計劃本身並不設任何最低持有期限)。

(7) 接納認股權須付款項

承授人接納認股權時須向本公司支付港幣1元。認股權必須於授出日期起十四天內被接納，或於董事會以書面批准之較長期限。

(8) 認購價之釐定基準

認股權的認購價須為董事會在授出有關認股權時全權釐定的價格，惟不得低於下列各項中之最高者：

(i) 於授出日期的股份收市價；

(ii) 在緊接授出日期前五個營業日的股份平均收市價；及

(iii) 一股股份的面值。

(9) 認股權計劃之餘下年期

認股權計劃之年期為採納日期起計為期十年及將於二零一二年五月二十九日屆滿。

認股權計劃（續）

(2) 參與者

(i) 本公司或任何聯屬公司的任何僱員或任何高級行政人員或董事；或

(ii) 本公司或任何聯屬公司的任何專家顧問、代理、代表或專業顧問；或

(iii) 向本公司或任何聯屬公司提供貨品或服務的任何人士；或

(iv) 本公司或任何聯屬公司的任何客戶或承辦商；或

(v) 本公司或任何聯屬公司的任何業務夥伴或合營夥伴；或

(vi) 任何為僱員福利而設的信託的任何受託人；或

(vii) 就個人合資格承授人而言，指僅以該名合資格承授人或其直屬家庭成員或由合資格承授人或其直屬家庭成員控制的公司為受益人的信託。

「聯屬公司」指(a)本公司的控股公司；或(b)本公司控股公司的附屬公司；或(c)本公司的附屬公司；或(d)本公司的控股股東；或(e)本公司控股股東所控制的公司；或(f)本公司所控制的公司；或(g)本公司控股公司的聯營公司；或(h)本公司的聯營公司。

(3) 可予發行之股份總數

授權限額 — 在下文規限下，根據認股權計劃及本公司任何其他計劃授出之認股權在悉數行使時可予發行之股份總數，不得超過於採納日期之已發行股份的10%，即121,787,040股股份。

主要限額 — 本公司可由股東通過普通決議案及嘉華國際股東通過普通決議案重訂上文所述之授權限額，惟在此之前本公司及嘉華國際必須先行向各自之股東發出通函。根據認股權計劃及本公司任何其他計劃授出及尚未行使之認股權在悉數行使時可予發行之股份總數，不得超過不時已發行股份之30%。

於二零零四年十二月三十一日，根據認股權計劃可予發行之股份總數為102,583,040股，佔本公司當時已發行股本約7.91%。

(4) 各參與者之限額

各參與者於任何十二個月期間內獲授之認股權（不論已行使或尚未行使）在行使時發行及將予發行之股份總數，不得超過已發行股份之1%。

主要股東之權益

於二零零四年十二月三十一日，根據證券及期貨條例第三百三十六條而須予備存於本公司登記冊內，持有本公司股份的權益之人士（而該等人士並非本公司董事或行政總裁），分列如下：

名稱	普通股數目	已發行股本之百分比
Best Chance Investments Ltd.	76,880,265	5.93
嘉華國際集團有限公司	852,775,351	65.78
HSBC International Trustee Limited	856,722,033（附註）	66.08

上述所有權益均指好倉。

附註：

以 HSBC International Trustee Limited 為信託人之全權信託共持有本公司股份856,722,033股。

下列權益乃重複者：

(i) 呂志和博士、呂耀東先生、鄧呂慧瑜女士及 HSBC International Trustee Limited 擁有之本公司股份856,721,578股；而嘉華國際對其中之852,775,351股同時擁有權益；

(ii) 呂志和博士及 Best Chance Investments Ltd. 擁有之本公司股份76,880,265股；及

(iii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之嘉華國際股份1,257,389,151股。

除上文所披露者外，於二零零四年十二月三十一日，概無任何人士曾知會本公司擁有根據證券及期貨條例須向本公司披露的股份或相關股份之權益或淡倉。

認股權計劃

本公司之認股權計劃（「認股權計劃」）已獲股東於二零零二年五月三十日（「採納日期」）舉行之股東週年大會上批准及採納。認股權計劃亦已獲嘉華國際股東於採納日期舉行之嘉華國際股東週年大會上批准。下列為認股權計劃之概要：

(1) 目的

認股權計劃旨在吸引及挽留優秀人才，協力發展本公司業務；向僱員、專家顧問、代理、代表、專業顧問、貨品及服務供應商、客戶、承辦商、業務夥伴及合營夥伴提供額外激勵及透過令認股權持有人的利益與股東利益一致，促進本公司長遠達致財政上的成功。

董事之證券權益(續)

(丁) 嘉華國際之認股權(續)

姓名	授出日期	認股權數目 於二零零四年一月一日持有	於年內授出	於年內行使	於二零零四年十二月三十一日持有	行使價(港元)	行使期
鄧呂慧瑜	一九九八年五月二十日	600,000	—	—	600,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	—	—	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,269,000	—	—	1,269,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
徐應強	二零零三年十二月二十九日	*1,000,000	—	—	1,000,000	1.3000	二零零三年十二月三十日至二零一三年十二月二十九日
張惠彬	二零零三年二月二十八日	300,000	—	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
鄭慕智	—	—	—	—	—	—	—
顏志宏	—	—	—	—	—	—	—
葉樹林	—	—	—	—	—	—	—

* *徐應強於二零零四年四月十五日獲委任為董事時所持之認股權數目*

附註:

(1) 本公司之76,880,265股股份由呂志和博士控制之 Best Chance Investments Ltd. 持有。

(2) 嘉華國際對其全資附屬公司所持有本公司之股份852,775,351股(佔本公司已發行股本超過三分之一)擁有權益。而嘉華國際之股份1,257,389,151股(佔該公司已發行股本超過三分之一),由呂志和博士以創立人身份所成立之若干全權信託持有。此外,本公司之股份3,946,227股,則由上述其中一項全權信託擁有權益。

呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族全權信託之直接或間接可能受益人,因此被視為持有該等信託所持有上述之嘉華國際及本公司股份權益,以及嘉華國際所持有本公司股份權益。

(3) 由呂志和博士所控制之 Best Chance Investments Ltd. 及步基證券有限公司分別持有嘉華國際之股份35,075,725股及3,054,012股。

上述所有權益均指好倉。

除上文所披露者外,於二零零四年十二月三十一日,本公司董事概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份,相關股份及債券中擁有任何權益或淡倉。

董事之證券權益(續)

(乙) 本公司之認股權

詳情載於以下「認股權計劃」內。

(丙) 嘉華國際之普通股股份

姓名	股份數目					佔已發行股本
	個人權益	家族權益	公司權益	其他權益	合計	之百分比
呂志和	268,014	7,130,234	38,129,737(3)	1,257,389,151(2)	1,302,917,136	64.64
呂耀東	391,164	—	—	1,257,389,151(2)	1,257,780,315	62.40
陳啟能	—	—	—	—	—	—
羅志聰	100,000	—	—	—	100,000	0.00
鄧呂慧瑜	4,639,166	—	—	1,257,389,151(2)	1,262,028,317	62.61
徐應強	—	—	—	—	—	—
張惠彬	7,239	—	—	—	7,239	0.00
鄭慕智	—	—	—	—	—	—
顏志宏	—	—	—	—	—	—
葉樹林	—	—	—	—	—	—

(丁) 嘉華國際之認股權

姓名	授出日期	認股權數目				行使價 (港元)	行使期
		於二零零四年一月一日持有	於年內授出	於年內行使	於二零零四年十二月三十一日持有		
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,350,000	—	—	1,350,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	—	—	2,000,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,200,000	—	—	1,200,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,868,000	—	—	1,868,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
陳啟能	—	—	—	—	—	—	—
羅志聰	—	—	—	—	—	—	—

董事之證券權益

於二零零四年十二月三十一日，根據香港法例第五百七十一章證券及期貨條例(「證券及期貨條例」)第三百五十二條而備存的登記冊內，或根據載於香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)所載之上市公司董事進行證券交易之標準守則通知本公司及聯交所，各董事在本公司及其相聯法團(定義見證券及期貨條例第XV部)K. Wah International Holdings Limited(嘉華國際集團有限公司)(「嘉華國際」)股份之權益及有關認購本公司及嘉華國際股份之權益，及該等權益之行使之詳情，分列如下：

(甲) 本公司之普通股

姓名	股份數目					佔已發行股本之百分比
	個人權益	家族權益	公司權益	其他權益	合計	
呂志和	8,085,831	1,468,496	76,880,265[1]	856,721,578[2]	943,156,170	72.75
呂耀東	2,980	—	—	856,721,578[2]	856,724,558	66.08
陳啟能	—	—	—	—	—	—
羅志聰	186,000	—	—	—	186,000	0.01
鄧呂慧瑜	1,861,906	—	—	856,721,578[2]	858,583,484	66.22
徐應強	1,350,000	—	—	—	1,350,000	0.10
張惠彬	1,810	—	—	—	1,810	0.00
鄭慕智	—	—	—	—	—	—
顏志宏	—	—	—	—	—	—
葉樹林	—	—	—	—	—	—

董事

於年內服務本公司的董事包括呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士、徐應強先生、張惠彬博士、鄭慕智先生、葉慶忠先生、顏志宏先生及葉樹林博士。

羅志聰先生、徐應強先生及顏志宏先生於二零零四年四月十五日獲委任為董事。葉樹林博士於二零零四年十二月三十日獲委任為董事。葉慶忠先生於二零零四年五月三十一日任滿告退。

各董事及高級管理人員之姓名及個人資料載於年報第30頁至第33頁。

遵照本公司細則第一百零六(甲)條，呂耀東先生及張惠彬博士於即將舉行之股東週年大會將輪席告退，彼等表示如再度獲選，願繼續留任。遵照本公司細則第九十七條，葉樹林博士之任期於即將舉行之股東週年大會屆滿，惟表示如再度獲選，願繼續留任。

本公司或其任何附屬公司與擬重選連任各董事均無訂立在一年內終止時須作出賠償之服務合約(法定賠償除外)。

如獲本公司股東於即將舉行之股東週年大會上批准，本公司之董事就截至二零零四年十二月三十一日止年度將各收取每年度董事袍金港幣80,000元，而非執行董事(包括獨立非執行董事)若出任審核委員會成員則另收取每年度審核委員會袍金港幣80,000元。

董事之合約權益

在二零零四年十二月三十一日或截至該日止年度內任何時間，本公司或其附屬公司並無就有關本集團之業務訂立與本公司任何董事直接或間接或曾經直接或間接擁有重大實益之重大合約。

董事會同寅謹向各股東提呈本公司及本集團截至二零零四年十二月三十一日止年度之已審核賬目及董事會報告書，以供閱覽。

主要業務

本公司在年度內乃一間投資控股公司。而其主要附屬公司、共同控制實體及聯營公司之主要業務為於香港及中國內地製造、銷售及分銷建築材料。

本公司各主要附屬公司、共同控制實體及聯營公司之主要業務及其他資料則載於賬目附註第36項。

業績及分派

本集團截至二零零四年十二月三十一日止年度之業績載於年報第46頁之綜合損益表。

年度內曾派發以股代息之中期股息每股1仙（二零零三年：1仙），惟股東亦可選擇現金股息，合共港幣12,833,000元（二零零三年：港幣12,478,000元）。董事會建議派發之末期現金股息每股1仙（二零零三年：以股代息附現金選擇權每股1仙），合共港幣12,971,000元（二零零三年：港幣12,690,000元）。

因此，本年度股息總額為每股2仙（二零零三年：2仙）。

股本

本公司之股本於年內之變動詳情載於賬目附註第23項。

本公司於二零零四年七月九日，向並無就其全部或部份股權作出現金選擇之股東發行9,493,926股新股，每股作價港幣0.6878元，作為截至二零零三年十二月三十一日止年度之末期股息。

本公司於二零零四年十一月十二日，向並無就其全部或部份股權作出現金選擇之股東發行1,110,986股新股，每股作價港幣1.6093元，作為截至二零零四年十二月三十一日止年度之中期股息。

年內，本公司根據認股權計劃於認股權持有人行使認股權時，分別按認股權行使價每股港幣0.5333元、港幣0.5216元及港幣0.514元，發行4,084,000股新股、12,074,000股新股以及10,778,000股新股。

本公司於截至二零零四年十二月三十一日止年度內，並無贖回任何本公司之股份。本公司及其附屬公司亦未於年內購入或出售任何本公司之股份。

儲備

本集團及本公司於年內之儲備變動詳情載於賬目附註第25項。

物業、機器及設備

本集團於年內之物業、機器及設備之變動詳情載於賬目附註第13項。

譚鈞均先生，BSc，四十三歲，於一九八九年重新加入集團，現為華南區建築材料部百利昌有限公司和多倫（香港）有限公司副總經理及嘉華建築制品（深圳）有限公司、多倫建築制品（深圳）有限公司和深圳嘉華混凝土管樁有限公司總經理。彼在建築材料業務營運及管理方面擁有逾十六年之經驗。

譚潔云女士，LLB, Solicitor，四十四歲，於一九九八年加入集團，現為法律部副總經理。彼在法律及公司秘書事務方面擁有逾十九年之經驗。

陳偉榮先生，Dip，五十歲，於一九九八年加入集團，現為華東區建築材料部上海嘉華混凝土有限公司總經理。彼現為代表上海嘉華混凝土有限公司擔任上海混凝土行業協會副理事長及中國混凝土協會常務理事。彼在建築材料研究、營運及管理方面擁有逾二十七年之經驗。

余國雄先生，AHKICPA, FCCA，四十四歲，於一九九二年加入集團，現為華南區建築材料部廣州區營運助理總經理、廣州市嘉華南方水泥有限公司總經理及廣東韶鋼嘉羊新型材料有限公司副總經理。彼在會計及財務方面擁有逾二十一年之經驗。

呂國鴻先生，BA，四十七歲，於二零零一年加入集團，現為人力及組織發展部助理總經理。彼在管理顧問及組織發展方面擁有逾十五年之經驗。

易婉玲女士，LLB, BSc, MBA, MIHRM (HK)，四十七歲，於二零零四年重新加入集團，現為華南區建築材料部人力資源及行政助理總經理。彼在人力資源及行政管理方面擁有逾十七年之經驗。

鄭根喜先生，MPAcc, FCCA, AHKICPA，三十九歲，於二零零四年重新加入集團，現為財務部助理總經理。彼在財務及會計方面擁有逾十五年之經驗。

陳麗潔女士，BA, ACIS, ACS，三十九歲，於一九八九年加入集團，現為公司秘書。彼在公司秘書事務方面擁有逾十五年之經驗。

高級管理人員之個人資料

羅裕群先生，FCMA, AHKICPA, FAIA, FRFP，五十五歲，於一九九七年加入集團，現為合資格會計師及財務總監。彼現為英國特許管理會計師公會(香港分會)第一副會長及企業管治委員會會長。彼亦擔任香港大學商學院會計學系之顧問委員會成員。彼在內部審計、會計、企業融資、庫務及管理顧問方面擁有逾三十五年之經驗。

許彬彬先生，MEng，四十五歲，於一九九六年加入集團，現為華東區建築材料部總經理。彼在建築材料研究、營運及管理方面擁有逾二十年之經驗。

鍾福榮先生，BASc, MBA, CEng, MIEE, MHKIE, MIE (Aust)，四十八歲，於一九九七年加入集團，現為北京建築材料部總經理。彼在建築材料業務營運及管理方面擁有逾二十年之經驗。

張永康先生，FHKICPA, FCCA，四十六歲，於一九八九年加入集團，現為財務部總經理。彼在財務、會計及審計方面擁有逾二十四年之經驗。

蔡兆華先生，BSc, MBCS, CEng, MISACA，五十一歲，於一九九八年加入集團，現為資訊科技部總經理。彼在資訊科技之營運及管理方面擁有逾二十五年之經驗。

劉丙廣先生，BBA, MBA，五十四歲，於二零零三年加入集團，現為華東區建築材料部人力資源及行政總經理。彼在人力資源及行政管理方面擁有逾二十四年之經驗。

張漢雲先生，MA, ACMA, AHKICPA，四十八歲，於二零零四年加入集團，現為華東區建築材料部財務總經理。彼在財務及管理顧問方面擁有逾二十三年之經驗。

周樹義先生，五十八歲，於一九九四年加入集團，現為華南區建築材料部嘉華建築材料有限公司及嘉華材料有限公司副總經理。彼在生產管理、銷售及市場及會計與財務有關方面擁有逾三十四年之經驗，並在其中一段頗長期間擔任高級管理職務。

汪義亮先生，BEcon，四十一歲，於一九九七年加入集團，現為業務關係及拓展副總經理兼北京代表。彼在業務拓展方面擁有逾十五年之經驗。

吳煜基先生，BSc(Eng), MBA，四十二歲，於一九八七年加入集團，現為華東區建築材料部上海混凝土業務總經理。彼在建築材料之營運管理、業務發展、工程管理及組織發展方面擁有逾二十年之經驗。

吳金滿先生，BCom, PgDCA, MBA, MAEB, ASA, ACS, ACIS, FIQ，四十三歲，於一九九一年重新加入集團，現為華南區建築材料部嘉華石礦有限公司、嘉華製磚有限公司、嘉華石業(珠海)有限公司及建築材料有限公司副總經理。彼在建築材料業務營運及管理方面擁有逾二十一年之經驗。

何嘉樂先生，MBA, MSc, MHKIE, CPM(HK), MHKIM，四十四歲，於一九九二年重新加入集團，現為華南區建築材料部嘉華混凝土有限公司副總經理。彼在建築材料業務營運及管理方面擁有逾二十三年之經驗。

徐應強先生，四十七歲，於一九八二年加入本集團，並於二零零四年四月起任本公司之執行董事。徐先生持有澳洲國立南澳大學頒發之國際工商管理碩士學位及加拿大西安大略大學頒發之機械工程學士學位。彼為英國礦業學會之資深會員，在建材業擁有逾二十三年經驗，覆蓋營運、管理、技術及質量保證、環境保護、商業及策略計劃多個範疇。彼現時為香港合約石礦商會之主席及臨時建造業統籌委員會建築廢物工作小組之成員。彼於一九九八年至二零零零年期間曾出任英國礦業學會（香港分會）之主席。

非執行董事

張惠彬博士，太平紳士，六十八歲，於一九八六年加入本集團，彼於一九八七年六月獲委任本公司之執行董事及於一九九五年起任本公司之非執行董事。彼亦為嘉華國際集團有限公司之非執行董事。張博士持有工商管理榮譽博士、碩士及學士學位，彼曾從事銀行業逾二十二年，並擔任高層管理職位。彼為駿豪集團之集團行政總裁兼常務副主席，亦為建生國際集團有限公司、Prime Investments Holdings Limited 及中大娛樂控股有限公司之非執行董事。張博士曾任東華三院總理及顧問，並現為廣東省高爾夫球協會副會長。彼榮獲2002年上市公司非執行董事之傑出董事獎，且於二零零四年十一月再獲香港特區政府委任為地產代理監管局之委員。

鄭慕智先生，GBS，OBE，太平紳士，五十五歲，於一九九六年八月起任本公司之非執行董事。鄭先生為一間香港律師事務所胡百全律師事務所之首席合夥人，亦為香港董事學會之創會主席，現為該會之榮譽會長及主席。彼曾任香港立法局議員。

顏志宏先生，五十一歲，於二零零四年四月起任本公司之非執行董事。顏先生持有紐西蘭 University of Waikato 頒發之管理學學士學位。彼為紐西蘭特許會計師公會之會員，曾於多間跨國企業工作，於建材、建築業、廢料管理及回收業務方面擁有近三十一年之廣泛經驗。彼現時為英國 Churngold Construction Holdings Limited 之主席，該公司為專業之地底工程承建商，從事地底工程及地面勘察，亦從事清理受先前工業活動污染地方之修復業務。

葉樹林博士，LLD，六十七歲，於二零零四年十二月起任本公司之非執行董事。葉博士持有加拿大康戈迪亞大學（Concordia University）文學士學位及榮譽法律博士學位。彼為加拿大置地有限公司之創辦人並擔任董事長一職。該公司於澳洲股票交易所上市，並從事地產發展和旅遊景區業務。彼亦為廣州嘉游旅游景區開發有限公司之董事長。葉博士一向積極參與公眾服務，現為香港中華總商會之常務會董及康戈迪亞大學香港育才基金有限公司之主席；彼亦為香港加拿大商會之理事。此外，葉博士曾被選為廣州市榮譽市民。

董事之個人資料

執行董事

呂志和博士，MBE，太平紳士，LLD，DSSc，七十五歲，為本集團之創辦人，自一九九一年八月起任本公司之董事，現為本公司之主席，呂博士於一九八九年獲委任為嘉華國際集團有限公司董事兼主席。彼於礦務、建築材料及地產發展方面具逾四十六年之經驗，為英國礦業學會(香港分會)創會會長及東華三院前任主席。呂博士亦為香港酒店業主聯會主席、東尖沙咀地產發展商聯會會長、穗港經濟發展協會創會會長及滬港經濟發展協會名譽會長。此外，呂博士為第九屆中國人民政治協商會議全國委員會委員、香港特別行政區第一屆政府推選委員會及香港特別行政區選舉委員會委員。呂博士為呂耀東先生及鄧呂慧瑜女士之父親。

呂耀東先生，四十九歲，於一九七九年加入本集團，自一九八七年六月起任本公司之執行董事，現為本公司之副主席，呂先生亦自一九八九年起任嘉華國際集團有限公司之執行董事，現為該公司之董事總經理。彼持有美國加州柏克萊大學土木工程學理學學士學位及結構工程學理學碩士學位。呂先生為香港城市規劃委員會成員及中國人民政治協商會議上海市委員會之委員。呂先生為呂志和博士之子及鄧呂慧瑜女士之弟。

陳啟能先生，五十九歲，於二零零二年加入本集團，並於二零零三年一月起任本公司之執行董事，現為本公司之董事總經理。彼為英國特許公認會計師公會之資深會員、香港會計師公會及英國特許管理會計師公會會員。陳先生多年來曾出任多間主要跨國公司及本地公司之地區總監及高級行政人員，累積豐富經驗。

羅志聰先生，四十五歲，於二零零三年加入本集團，現為集團財務董事，並於二零零四年四月起任本公司之執行董事。羅先生亦於二零零四年四月起任嘉華國際集團有限公司之執行董事。羅先生持有英國華威大學頒發之工商管理碩士學位及香港理工學院頒發之會計專業文憑。彼為香港會計師公會及英國特許公認會計師公會之資深會員，於審計、會計、財務管理、企業融資、策略規劃及投資者關係方面擁有逾二十二年之廣泛經驗。

鄧呂慧瑜女士，五十一歲，於一九八零年加入本集團，並於一九九一年八月起任本公司之執行董事。彼亦為嘉華國際集團有限公司之執行董事。鄧女士持有加拿大麥基爾大學之商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。鄧女士為香港特別行政區選舉委員會委員，並為香港藝術發展局成員及香港古物諮詢委員會委員。鄧女士為呂志和博士之女及呂耀東先生之姊。


營業額
港幣百萬元
1,400
1,200
1,000
800
600
400
200
0
2000
2001
2002
2003
2004
年度


每股盈利
港仙
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
年度


每股資產淨值
港元
1.2
1.0
0.8
0.6
0.4
0.2
0
2000
2001
2002
2003
2004
年度


股息及股東應佔溢利
港幣百萬元
180
160
140
120
100
80
60
40
20
0
2000
2001
2002
2003
2004
年度
股東應佔溢利
股息支出


每股股息
港仙
8
7
6
5
4
3
2
1
0
2000
2001
2002
2003
2004
年度
末期股息
中期股息

	二零零零年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零三年 港幣千元	**二零零四年** **港幣千元**
綜合損益表					
營業額	1,093,521	1,082,615	1,010,999	1,130,894	**1,299,143**
股東應佔溢利	166,276	112,801	62,328	40,205	**33,423**
股息	74,156	48,330	24,829	25,168	**25,804**
每股盈利(仙)	15.2	9.6	5.1	3.2	**2.6**
每股股息(仙)	6.5	4.0	2.0	2.0	**2.0**
綜合資產負債表					
物業、機器及設備	711,286	675,498	740,946	802,153	**787,028**
共同控制實體及聯營公司	257,656	263,851	211,571	253,547	**400,786**
其他非流動資產	98,784	141,709	240,974	240,727	**272,834**
流動資產淨額	444,534	423,790	362,758	481,179	**464,495**
資產之運用	1,521,260	1,504,848	1,556,249	1,777,606	**1,925,143**
股本	115,166	121,674	124,321	125,893	**129,648**
儲備	1,161,642	1,235,958	1,268,249	1,288,370	**1,315,885**
股東權益	1,276,808	1,357,632	1,392,570	1,414,263	**1,445,533**
少數股東權益	128,543	125,547	145,334	147,891	**154,010**
長期負債	86,563	—	—	200,800	**311,580**
非流動負債	20,346	21,669	18,345	14,652	**14,020**
已運用資金	1,521,260	1,504,848	1,556,249	1,777,606	**1,925,143**
每股資產淨值(元)	1.11	1.12	1.12	1.12	**1.11**

日期	事宜
二零零四年九月八日	公佈截至二零零四年六月三十日止六個月之業績
二零零四年十一月十二日	派發二零零四年度之中期股息股份及現金股息
二零零五年三月三日	公佈截至二零零四年十二月三十一日止年度之業績
二零零五年四月二十二日至二零零五年四月二十八日（首尾兩天包括在內）	暫停辦理股份過戶登記手續以確定股東收取截至二零零四年十二月三十一日止年度末期股息之資格
二零零五年四月二十八日	二零零五年股東週年大會
二零零五年六月十日	派發二零零四年度之末期現金股息



集團管理層定期舉行分析員簡報會與投資者會議，適時提供集團業務之最新發展

集團深明，以專業態度、適時並主動地向股東及投資界傳達有關集團的重要資訊，是非常重要的。集團管理層的理念是維持高透明度，恰當與及時披露有關集團的企業策略和業務發展的最新資料。

集團通過年報和中期報告發放財務及營運資料，而股東週年大會則為董事會與股東之間的溝通提供渠道。

集團在每次公佈業績後，會隨即舉行記者招待會、分析員簡報會及投資者會議，而董事與高級管理層均會出席，解答各界有關集團的提問。

其他溝通渠道包括向外界發放新聞稿、投資者簡訊及定期刊物，例如「news@kwah」季刊等，全部均可在集團的網站「www.kwcml.com」瀏覽，而公司年報和中期報告亦會上載網站備閱。

高級管理層定期與香港和海外的研究分析員和機構投資者會面、出席主要投資者會議和參與非推銷性質的路演。集團亦舉辦考察團，安排分析員考察集團的內地業務，並為股票經紀業界舉行聯誼活動。

承擔社會責任，做好良好企業公民職責乃集團的一貫宗旨。由管理層至每位員工更上下一心，履行關懷社群的使命。集團深信除了為股東提供理想回報外，更須懂得回饋社會。

嘉華建材同樂會於二零零一年成立，進一步落實集團服務社會的承諾。同樂會是由員工義務組成，為員工及其家庭成員提供更多參與公益活動的機會。其間曾與多個公益機構携手合作，為弱勢社群服務，受眾包括長者、單親家庭等。同樂會每年都熱衷參與多項義工服務，其中包括：

- 探訪藍田長者屋
- 「捐血日」 — 香港紅十字會
- 「挑戰十二小時」 — 苗圃行動
- 「香港定向日」 — 救世軍
- 「長腿叔叔」 — 香港基督教信義會
- 邀請「單親家庭」參與各項康樂活動
- 捐助「南亞海嘯」賑災活動

本公司在今年取得由香港社會服務聯會所頒發的「商界展關懷」2004/05標誌，肯定了集團在關懷社群及落實企業公民承諾的努力。

展望未來，集團將繼續積極參與義工服務，推動員工及其家屬一起培育一個守望相助，互相關懷的社會。

本集團為配合目前在中國內地之業務擴展、本地化計劃及進一步之發展，繼續在中國內地推行行政見習人員培訓計劃，挑選合適之大學畢業生，訓練其成為本集團未來之管理人員。與此同時，集團亦與上海同濟大學攜手制定了一套培訓計劃，旨在不斷提升及改進本集團在當地招聘之中至高層管理人員在技術和管理上之概念及技巧。

為使更有效地運作，集團繼續與各高級管理人員共同營造一個更為透明、權力下放、具問責性及具決策力的營運架構。

健康、安全及環保

健康、安全及環保為集團業務之重要部份。公司和所有有關人仕都會致力在業務過程中顧及各方之健康、安全及環保需求。

集團參照國際及本地的標準，並執行相關的措施，目標是為員工締造一個健康及安全的工作場所，並對環境加以保護。集團實施一套全面性的健康、安全及環保管理系統，其中包括推廣安全及環保的實踐、管理工作時可能產生的危害及對環境造成的影響、並為員工提供培訓。

於二零零四年，集團成功地把香港的意外發生率(每十萬小時發生的損失工時受傷個案)從二零零零年的0.8大幅減少75%至0.2。集團亦把有關管理系統引伸到國內的發展業務。

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團在二零零四年十二月三十一日之現金及銀行結餘為港幣171,000,000元，二零零三年十二月三十一日則為港幣306,000,000元。本集團現金充裕及擁有充足的銀行備用信貸，足夠本集團應付承約，營運資金之需求及未來將購入的資產。

庫務政策

集團繼續採取保守之庫務政策，所有存款以港幣，美元或附屬公司之本地貨幣為主，故此，外滙風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣組合作風險對沖。本集團並無投資於與集團庫務管理無關之衍生工具。

集團資產之抵押

集團資產之抵押詳列於賬目附註第13項。

或然負債

集團之或然負債詳列於賬目附註第33項。

僱員

僱員及薪酬政策

本集團在香港及中國內地僱員總人數超過2,000人(不包括聯營公司及共同控制實體)。僱員開支合共港幣156,000,000元(不包括董事酬金)。

本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套。本集團亦於一九九一年在獲得股東批准後為行政人員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。同樣地，本集團亦參照內地市場的薪酬福利水平，釐定內地員工的薪酬福利，並著重提供員工培訓及發展的機會。

人力及組織發展

集團一向鼓勵員工積極學習，定期舉辦各類培訓發展，並贊助員工參加外界的進修課程。此等課程之範圍廣泛，包括集團及其業務的知識、商業行為操守、表達技巧及工業技能、品質注重及安全、語言及電腦軟件應用等。本集團並舉辦了專門設計之管理發展課程及研討會。

財務狀況及負債比率

本集團之財務狀況於年內繼續增強。於二零零四年十二月三十一日，股東權益由二零零三年十二月三十一日之港幣1,414,000,000元增加百分之二點三至港幣1,446,000,000元，集團總資產則達港幣1,925,000,000元，與二零零三年十二月三十一日之港幣1,778,000,000元比較，增加百分之八點三。

資金來源

	2004 *港幣千元*	2003 *港幣千元*
A 股本	129,648	125,893
B 資本儲備	558,552	548,465
C 盈餘儲備	729,970	712,542
D 重估儲備	27,363	27,363
E 少數股東權益	154,010	147,891
F 長期負債	311,580	200,800
非流動負債	14,020	14,652
	1,925,143	1,777,606


G(1%)
A(7%)
B(29%)
F(16%)
E(8%)
D(1%)
2004
C(38%)
F(11%)
G(1%)
A(7%)
B(31%)
E(8%)
D(2%)
2003
C(40%)

負債比率定義為未償還之總借款金額扣除現金與總資產相比，本集團之負責比率處於低水平，於二零零四年為百分之七及二零零三年無實質負債。


K. Wah Construction Materials (Hong Kong) Ltd.

嘉華建材（香港）有限公司在勞工處及職業健康安全局的見證下，簽署《職業安全約章》

健康、安全與環保


安全第一
嘉安石礦有限公司
K.W. QUARRY CO. LTD.

2004 健康安全環保日


2004年良好人事管理獎
頒獎典禮暨研討會

嘉華建材（香港）有限公司榮獲勞工處頒發「2004年良好人事管理獎」

獎項

為追求不斷進步，集團於二零零四年度參與多項比賽。

香港獎項

香港社會服務聯會於二零零四年繼續頒發商界展關懷2004/05標誌予嘉華建材有限公司。該獎項表揚了公司經同樂會參與義務工作及實踐關懷社會承諾。

另外，本集團之嘉華建材(香港)有限公司榮獲由勞工處主辦之二零零四年度良好人事管理獎。獲取這個獎項是基於本集團擁有公開及公平的管理系統、持平獎賞制度、雙向溝通環境、鼓勵員工持續學習及倡議平衡的生活模式態度。

集團亦投放大量資源於環保工作，因而旗下的嘉華建築材料有限公司榮獲卓越明智減廢標誌，而嘉華材料有限公司更勇奪2004香港環保企業獎之環保中小型企業金獎。

由於集團向來重視健康和安全的工作環境，嘉安石礦有限公司及嘉華混凝土有限公司雙雙獲職業安全局主辦的良好工作場所整理計劃嘉許獎。嘉安石礦有限公司再獲勞工處的安全表現大獎(建造業組別)。

中國內地獎項

集團為配合內地不同地方市場的需要，提供優質建材，去年多次榮獲獎項。

廣州市嘉華南方水泥有限公司獲建材行業名優產品證。

上海嘉申混凝土有限公司及上海寶嘉混凝土有限公司雙雙奪得2004年度上海市混凝土行業"質量誠信杯"榮譽稱號。

北京首嘉石業有限公司及北京嘉華高強混凝土有限公司則同時獲北京市經濟委員會「綜合資源利用企業」證書。

健康

Health, Safety & Environmental Protection






云南昆钢嘉华



上海嘉華青松
混凝土有限公司

雲南昆鋼嘉華水泥建材
有限公司


电话:2889799
马钢嘉华
矿渣微粉



嘉華石礦(湖州)有限公司


年产60万吨矿渣粉工程

安徽馬鋼嘉華新型
建材有限公司

廣東韶鋼嘉羊
新型材料有限公司

在二零零四年八月，集團與昆明鋼鐵集團簽訂協議在昆明成立合營企業生產及銷售水泥及礦渣微粉。集團佔合營企業30%權益，該合營企業已按計劃於年內投產。

科技投資

集團繼續維持一個與往年相若之平衡投資組合。於二零零四年十二月三十一日在科技投資之總額為港幣115,000,000元，與去年相若。


渣细磨生产


北京首鋼嘉華

北京首鋼
嘉華建材有限公司


嘉華



廣州市嘉華南方
水泥有限公司



深圳嘉華
混凝土管樁有限公司

期目標。現正供應石料予集團於上海之預製混凝土廠及管樁廠。集團佔30%權益與馬鞍山鋼鐵集團成立之合營企業已依計劃於近期投產，生產及銷售礦渣微粉。

集團在廣州之水泥業務於年內繼續提供盈利貢獻。集團佔50%權益之廣州市嘉華南方水泥有限公司已擴充了生產設備以應乎日益增長之市場需求。集團佔35%權益與廣東韶關鋼鐵集團成立之合營企業於年內已完成建廠工程。該合營企業將生產及銷售礦渣微粉並計劃在短期內投產。

在北京，集團之預製混凝土業務持續增長並為集團提供盈利貢獻。集團佔40%權益與首鋼集團成立之合營企業於年內已投產，生產及銷售礦渣微粉並為集團提供盈利貢獻。

主要業務


惠東大亞灣
混凝土攪拌站


K.WAH CONCRETE

混凝土生產


嘉華水泥

水泥生產

本集團佔63.5%權益之嘉安石礦有限公司在安達臣道石礦場之重修合約於年內依原定計劃繼續進行。

在香港經濟持續改善及泛珠三角洲地區不斷發展之情況下，集團期望在區內提供之盈利貢獻於來年將有所增加。

集團將繼續緊握來自香港及珠三角洲地區之發展所帶來的商機。

中國內地業務

集團在內地拓展業務策略之成果於年內已開始顯現。在二零零四年內地業務已佔集團之營業額及盈利貢獻超過百分之五十。新項目於年內正依原定計劃進行。當此等項目陸續投產後，將為集團未來之盈利提供持續增長之動力。

在中央政府實施宏觀調控措施下，於上半年急速上升之原材料價格已趨穩定，而內地業務之邊際利潤已回復正常。集團在上海、南京及馬鞍山之預製混凝土業務匀為集團於年內提供盈利貢獻。集團於湖州之石礦場之表現已達致預


混凝土產品
碎石生產
注重環保
管筒生產

香港業務

香港經濟在年內呈現生機，市場氣氛改善。失業率已見頂回落而地產市道亦錄得可觀的增長。社會各階層在改善的營商環境中均能受惠，唯建築業市道仍然低迷。在二零零四年，香港建材業務要面對萎縮之市場需求而於年內新落成之樓宇數量較往年大幅減少。縱使在這個極具挑戰之營商環境下，本集團仍能達至目標，提供穩定之營運收益。在市場需求不斷減少的情況下，集團仍能獲取此等業績正再一次反映集團具持續改善營運效益之能力。

集團在惠東大亞灣之預製混凝土項目於年內為集團提供了理想之盈利貢獻，而產品及服務均獲得客戶嘉許，為集團建立良好聲譽。於二零零四年二月在深圳投產之管樁廠亦達至預期之目標並成功在周邊市場建立了穩定之客戶基礎。

Construction Materials



香港安達臣道石礦場



按地區分佈之營業額

	2004 *港幣千元*	2003 *港幣千元*
A 香港	461,800	537,482
B 中國內地	837,343	593,412
	1,299,143	1,130,894


A(36%)
2004
B(64%)
A(48%)
2003
B(52%)

按地區分佈之總資產

	2004 *港幣千元*	2003 *港幣千元*
A 香港	893,820	1,048,713
B 中國內地	1,031,323	728,893
	1,925,143	1,777,606


A(46%)
2004
B(54%)
A(59%)
2003
B(41%)

業務回顧及展望

概覽

截至二零零四年十二月三十一日止年度，集團之營業額及股東應佔溢利分別為港幣1,299,000,000元及港幣33,000,000元，去年則分別為港幣1,131,000,000元及港幣40,000,000元。集團之營業額較往年有輕微增長。但股東應佔溢利較去年下跌百分之十七。去年之股東應佔溢利包括港幣28,000,000元出售一營運權之收益。若撇除此項收益，本年度之股東應佔溢利實質上較去年上升。

在中國內地的新項目於年內陸續投產並開始為集團提供盈利貢獻。以下為集團二零零四年按地區分佈之業績分析。

	香港	中國內地	集團
	港幣千元	港幣千元	港幣千元
營業額	461,800	837,343	1,299,143
經營溢利	9,066	20,731	29,797
財務費用	—	(3,864)	(3,864)
應佔溢利減虧損			
共同控制實體	—	14,622	14,622
聯營公司	3,371	—	3,371
除税前溢利	12,437	31,489	43,926
税項支出			(3,861)
除税後溢利			40,065
少數股東權益			(6,642)
股東應佔溢利			33,423

4. 獨立非執行董事

本公司確認已根據上市規則第3.13條收到每名獨立非執行董事就其獨立性而作出的年度確認函，並仍然認為有關獨立非執行董事確屬獨立人士。

5. 董事進行證券交易之行為守則

本公司已採納聯交所發出之「上市公司董事進行證券交易的標準守則」(「該守則」)作為其董事進行證券交易之行為守則。本公司向董事作出特別查詢後，確認彼等已遵守載於該守則及本公司之守則之標準。

6. 公眾持股量

根據年報刊發日可以得悉、而董事亦知悉的公開資料作為基準，本公司之公眾持股量是足夠的。

於截至二零零四年十二月三十一日止年度，本公司已遵守於二零零四年十二月三十一日前有效之聯交所所刊發之最佳應用守則。

本集團致力達至最高之公司管治標準。為達至此目標，本集團通過下列之董事會及委員會負責執行公司管治：

1. 董事會

董事會由主席、副主席、執行董事及非執行董事組成。董事會主要對股東負責及負責本公司之整體管理。

董事會每年舉行四次正式會議，對考慮事項及所作出之決策均有正式程序。董事會已授權執行董事會負責管理集團日常營運。

現時董事會成員為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士、徐應強先生、張惠彬博士、鄭慕智先生、顏志宏先生及葉樹林博士。

2. 執行董事會

執行董事會由執行董事組成，在管理集團日常營運上向董事會負責。執行董事會舉行定期會議，以監管及輔導日常營運及管理。

現時執行董事會成員為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生。

3. 審核委員會

為遵照於二零零四年十二月三十一日前有效之香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十四所載列之最佳應用守則，董事會已批准成立本公司之審核委員會，並已制定職權範圍書，界定該委員會之職權及職責，包括審查關於集團財政滙報程序之事宜。

現時審核委員會成員為張惠彬博士(主席)、鄭慕智先生及顏志宏先生。

審核委員會每年舉行最少兩次會議以審閱全年業績及中期業績。審核委員會成員是敢言及擁有高度個人責任感之人士。為確保集團有開放及透明之管理，委員會並推薦聘用核數師審閱中期業績。

本集團在中國內地所推行的公司管治已有滿意的成績。內地員工明瞭集團的內部政策和管理制度並全力實施。內地的管理層已更有紀律和遵從集團的內部政策和管理制度。於香港和內地擁有良好的管治標準是集團的長遠策略。

集團業務回顧

集團去年的營業額有平穩的增長，但稅後盈利則略為倒退，主要原因為二零零三年業績中包含了一項約港幣二千八百萬元的出售經營權的收入；若撇除是項一次性的收益，則二零零四年的盈利實際上比二零零三年有可觀的增長。

面對香港建材市場的困局，集團一方面繼續加強營運效率，一方面亦探討不同的可能性，尋求透過不同途徑為業務加入新的動力。

內地新投資的項目已於去年陸續完成並投產，開始為集團提供盈利貢獻。其中礦渣微粉(簡稱礦粉)的四個新項目，跟北京首都鋼鐵集團及雲南昆明鋼鐵集團合作的已於二零零四年順利投產，並有滿意的表現。餘下跟安徽馬鞍山鋼鐵集團及廣東韶關鋼鐵集團合作的亦已於二零零五年第一季內投產。

展望

展望世界經濟在二零零五年會有穩健的增長，雖然利率會在美國的帶動下向上攀升，但相信仍會處於相對上可接受水平。亞洲區的焦點仍然是中國內地的經濟發展，估計經過去年的宏觀調控後，二零零五年會持續增長。

預期內地的新項目將會是今年盈利的最大推動力，管理層會繼續致力「達標達產」，務求實現投資時的盈利目標。另一方面，收購澳門娛樂業務的初步概念研究仍在進行中，請股東留意最新的公佈。

嘉華員工

嘉華員工是集團最寶貴的資產，集團的成就有賴每一位員工的才幹及努力。

集團歡迎葉樹林博士加入董事會為獨立非執行董事，深信葉博士的加入，能為集團的業務作出更多的貢獻。

嘉華集團五十週年金禧紀念

值得高興的是二零零五年為嘉華集團成立五十週年誌慶。為慶祝金禧紀念並進一步提升嘉華集團的企業形象，我們將推出連串的市場推廣活動。自一九五五年嘉華首間公司創立以來，嘉華集團在過去半世紀與香港結伴成長。今日，香港已成為國際大都會。嘉華集團與香港共同締造歷史之時，亦成功於大中華地區立足並穩佔市場一席位。嘉華集團採取的多元化業務策略使我們能抓緊不少契機成為跨國企業，發展前景理想。

二零零五年，香港經濟曙光再現，一顆東方明珠再一次展露其光芒。本人衷心期望新的年代能為所有的香港人帶來無限的希望與機會。

最後，本人謹代表董事會向集團之董事，管理層及嘉華員工在過去一年所作之努力及貢獻致以衷心感謝。

主席
呂志和博士

香港，二零零五年三月三日

"嘉華員工是集團最寶貴的資產，集團的成就有賴每一位員工的才幹及努力。"



[illegible]和博士
[illegible] LLD, DSSc

整體經濟回顧

隨著中央政府一系列的支持措施，如：旅客自由行、CEPA 等，香港的投資及消費信心於二零零四年有不同程度的反彈，經濟情況明顯改善。加上全年利息低企，金融市場的資金充裕，令企業經營成本減輕。在這些有利的條件下，大部份企業的營運都得以改善，由此帶動失業率掉頭回落，而持續了數年的通縮也轉為輕微的通脹。

雖然地產市道在去年有明顯的好轉，無論成交量及樓價皆錄得升幅，但整體建屋量仍然偏低，兼且大型公共土木工程不足，整體建材市場的需求仍然疲弱。業界的對策是繼續緊控成本，並透過不同方式進行市場整固。

內地經濟於去年四、五月份進入一個新的宏觀調控週期，中央政府對個別投資過度的行業作出調整，令整體經濟不致出現過熱情況。內地不同行業對宏觀調控措施有不同程度的反應，房地產市場對建材的需求有放緩的現象，尚幸政府公共工程減少或減慢的情況不算嚴重，但整體的市場需求還是強差人意。

附註：

一、本公司將於二零零五年四月二十二日至二零零五年四月二十八日止，首尾兩天包括在內，暫停辦理股份過戶登記手續。

二、凡有權出席此次股東週年大會投票之股東，可委派一位或多位代表出席及於表決時代為投票，代表人不必為本公司之股東。

三、茲附奉股東週年大會之代表委任表格。代表委任表格須於大會召開前最少四十八小時送達本公司之註冊辦事處。

四、關於上述議案第3項，呂耀東先生及張惠彬博士將於二零零五年股東週年大會輪席告退，彼等表示如再度獲選，願繼續留任。由董事會委任的新任董事葉樹林博士之任期於二零零五年股東週年大會屆滿，惟表示如再度獲選，願繼續留任。上述董事之詳細資料已載於隨本年報附上之通函。

五、關於上述議案第5.1項，提出要求股東批准增加董事會之靈活度及賦予其酌情權，以便在情況適宜時在香港聯合交易所有限公司購回佔本公司於通過議案之日已發行股本面值總額最多達百分之十之股份。載有有關建議授權予董事會之購回授權資料之說明函件之本公司通函已隨本年報附上。

六、關於上述議案第5.2項，提出要求股東批准授予董事會權力以配發、發行及處理本公司股本內之新增股份。

(丙) 本公司董事會依據上文(甲)段批准配發或同意有條件或無條件配發(不論是否依據認股權或其他而配發者)之股本面值總額(但(i)配售新股，或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權，或(iii)當時本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何認股權計劃或類似安排；或(iv)遵照本公司之公司組織章程細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者除外)，不得超過：

(甲甲) 本公司於通過本議案之日已發行股本面值總額百分之二十；另加

(乙乙) (倘董事會獲本公司股東根據一項獨立之普通決議案授權)本公司於本議案獲通過後所購回之本公司股本面值總額(以通過本議案之日本公司已發行股本面值總額百分之十為限)，

而本公司董事會上文所獲賦予之批准亦須受此限制；及

(丁) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議(唯本公司董事會有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排)。」

5.3「**動議**授權本公司董事會，就載有本議案之大會通告內第5.2項議案(丙)段(乙乙)分段所述之本公司股本，行使該議案(甲)段所述之權力。」

承董事會命
公司秘書
陳麗潔

香港，二零零五年四月四日

茲訂於二零零五年四月二十八日星期四上午十時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開二零零五年嘉華建材有限公司股東週年大會，商議下列事項：

1. 省覽截至二零零四年十二月三十一日止年度之賬目及董事會與核數師報告書；

2. 宣派截至二零零四年十二月三十一日止年度末期股息；

3. 選舉董事，及釐定董事袍金；

4. 重聘核數師，並授權董事會釐定其酬金；

5. 作為特別事項考慮下列議案，如認為適當，即通過為普通決議案：

5.1「**動議**：

(甲) 在下文(乙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份；

(乙) 依據上文(甲)段所載授權，按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本議案之日已發行股本面值總額之百分之十，而上文之批准亦須受此限制；及

(丙) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通議案取消或修改本議案作出之批准。」

5.2「**動議**：

(甲) 在下文(丙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使此等權力下作出或發出售股建議、協議及認股權；

(乙) 上文(甲)段之批准即授權本公司董事會在有關期間內作出或授予需於有關期間以後行使此等權力之售股建議、協議及認股權；

主席
呂志和博士，MBE，太平紳士，LLD，DSSc

副主席
呂耀東

董事總經理
陳啟能

執行董事
羅志聰
鄧呂慧瑜
徐應強

非執行董事
張惠彬博士，太平紳士*
鄭慕智，GBS，OBE，太平紳士
顏志宏*
葉樹林博士，LLD*

* *獨立非執行董事*

公司秘書
陳麗潔

合資格會計師
羅裕群

核數師
羅兵咸永道會計師事務所

主要往來銀行
香港上海匯豐銀行有限公司

律師
的近律師行

註冊辦事處
香港北角渣華道191號
嘉華國際中心二十九樓

股份過戶登記處
香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二室至一七一六室

美國預託證券存管處
The Bank of New York
101 Barclay Street
New York, NY 10286
USA

網頁地址
http://www.kwcml.com

股份上市
香港聯合交易所有限公司（聯交所）

股份編號
聯交所 : 27
彭博資訊 : 27 HK
路透社 : 0027.HK

香港

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上海嘉申混凝土有限公司	■ 全國建材工業優秀質量管理小組 ■ 2004年度上海市混凝土行業"質量誠信杯"榮譽稱號
上海港滙混凝土有限公司	■ 2004年度華涇鎮地區治安綜合治理優秀單位 ■ 2004年度徐匯區區域內建設工程質量檢測單位先進集體
上海寶嘉混凝土有限公司	■ 2004年度上海市混凝土行業"質量誠信杯"榮譽稱號 ■ 預拌混凝土生產企業質量保證能力證書
嘉華石礦(湖州)有限公司	■ 中國建築施工首選環保優質建材
馬鞍山馬鋼嘉華商品混凝土有限公司	■ "重合同守信用"單位證書和銅牌 ■ "產品質量，誠信經營雙保障單位"證書和銅牌 ■ 2004年度統計工作先進單位 ■ 資源綜合利用項目認定
南京嘉華混凝土有限公司	■ "重合同，守信用"企業證書 ■ 建築業企業資質證書(預拌商品混凝土專業承包二級)

華南地區

獲獎公司	獎項
嘉安石礦有限公司	■ ISO14001:1996環境管理體系(建築石材的採取) ■ 安全表現大獎(建造業組別) ■ 良好工作場所整理計劃嘉許獎
嘉華建築材料有限公司	■ 卓越明智減廢標誌 ■ 2004香港環保企業獎 — 環保中小型企業優異獎
嘉華材料有限公司	■ 2004香港環保企業獎 — 環保中小型企業金獎
嘉華混凝土有限公司	■ 良好工作場所整理計劃嘉許獎
廣州市嘉華南方水泥有限公司	■ 建材放心產品證 ■ 廣東省工業品價格調查先進企業 ■ 硅酸鹽水泥、普通硅酸鹽水泥被認定為工程建設標準化推薦產品 ■ 建材行業名優產品證 ■ 廣州市建築業聯合材料協會推薦使用合格產品證書 ■ 採用國際標準產品標誌證書 ■ 廣東省質量效益型先進企業

北京

獲獎公司	獎項
北京首嘉石業有限公司	■ 北京市經濟委員會「綜合資源利用企業」證書
北京首鋼嘉華建材有限公司	■ 國家經濟貿易委員會「新產品鑒定驗收」證書 ■ 質量體系認證證書
北京嘉華高強混凝土有限公司	■ 北京市經濟委員會「綜合資源利用企業」證書 ■ 北京市商品混凝土二級資質證書



一月
- 管理層與證券代理員茶敘
- 嘉安石礦有限公司獲香港品質保證局頒發 ISO14001：1996 環境管理體系（建築石材的採取）



二月
- 投資界人士組團到上海參觀公司業務

三月
- 本公司與北京首鋼合作的礦渣微粉項目投產



四月
- 2003年全年業績公布

五月
- 2004年度股東週年大會
- 證券分析員組團往上海考察


合资组建云南昆钢嘉华水泥建材有限公司签字仪式

八月
- 本公司與雲南昆鋼合組聯營公司，開拓水泥及礦渣微粉的生產與銷售業務
- 嘉華建築材料有限公司獲環境保護署頒發卓越明智減廢標誌





九月

2004年中期業績公布

- 嘉安石礦有限公司獲勞工處頒發安全表現大獎（建造業組別）


2004年良好人事管理獎
頒獎典禮暨研討會

十二月
- 嘉華建材(香港)有限公司獲勞工處頒發2004年良好人事管理獎

本公司獲香港社會服務聯會頒發商界展關懷2004/05標誌

- 嘉安石礦有限公司及嘉華混凝土有限公司雙雙獲職業安全健康局頒發良好工作場所整理計劃嘉許獎





- 嘉華集團贊助香港管弦樂團新年音樂會，為五十周年慶祝活動揭開序幕

目 錄

企業使命

本公司為一間有規模的專業建材公司，所有產品及服務，均力求完美。我們的使命是以客為本，致力為市場提供優質產品及服務。在追求卓越的精神下，我們以不屈不撓、群策群力及具遠見的經營理念，力求成為行業中的翹楚，並為股東帶來理想投資回報。

公司簡介

嘉華建材有限公司之前身國際筒業有限公司於1991年在香港聯合交易所上市，專門製造及銷售混凝土管筒及其他預製混凝土產品，現時，嘉華建材屬下多間附屬及聯營公司，為香港和中國內地各大城市之政府及私人機構工程項目供應建築材料，是現時香港經營最全面綜合建材業務之上市公司，亦為本港主要建築材料供應商之一。

嘉華建材主席暨創辦人呂志和博士，MBE，太平紳士，LLD，DSSc，高瞻遠矚，洞察香港之基建及房屋需求必隨人口上升及經濟增長而劇增，於1955年創立首間嘉華公司，供應建材產品。經過數十年不斷開拓發展，公司已極具規模。

1997年，國際筒業收購母公司嘉華國際集團有限公司屬下在香港及內地建材業務，使其經營範圍擴展至石礦、預拌混凝土、水泥、瀝青和混凝土相關產品製造等並重組架構。同年5月，公司正式易名為嘉華建材有限公司。最近公司還投入生產礦粉及高強預應力管樁，進一步增加經營垂直綜合業務帶來之效益。

嘉華建材除了在香港擁有堅實基礎及優良商譽，近年亦策略性部署內地業務。至今，公司的生產基地分佈在北京、上海、廣州、深圳、南京、馬鞍山、湖州、珠海、惠東、昆明及韶關等地。嘉華建材近年重組架構，進一步提升管理及成本效益，並著力推行本地化計劃，提拔優秀管理人才，不斷強化內地業務之營運效益。



K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)



二零零四年報